2002 ANNUAL REPORT
AND FORM 10-K


03019084

P.E. 12-31-02
AR/S
MAR 2 8 2003
1-15781

PROCESSED
MAR 3 1 2003
THOMSON
FINANCIAL

Berkshire Hills Bancorp, Inc.™

Table of Contents

Overview Inside Front Cover

Executive Officers, Senior Team, and Board of Directors 1

Report to the Shareholders 2

Selected Financial Highlights 4

Berkshire Bank 5

Banking and ATM Locations 12

Form 10-K 13
 Financial Statements and Supplementary Data 60

Shareholder Information Inside Back Cover

BERKSHIRE HILLS BANCORP, INC.™

Berkshire Hills Bancorp, Inc., publicly traded on the American Stock Exchange (AMEX) under the symbol "BHL," is the holding company for Berkshire Bank, a Massachusetts community financial institution. Established in 1846, Berkshire Bank is one of Massachusetts' oldest and largest independent banks and is the largest independent banking institution based in western Massachusetts. Through its subsidiaries, Gold Leaf Insurance Agency, Inc. and Gold Leaf Investment Services, Inc., Berkshire Bank offers access to a full range of insurance and investment products, in addition to operating 11 full-service banking offices. The Bank is committed to continue operating as an independent bank, delivering exceptional customer service and a broad array of competitively priced retail and commercial products to customers.

Berkshire Hills Bancorp, Inc.

Executive Officers



Michael P. Daly
President & Chief Executive Officer
"We have conducted an unprecedented review of various aspects of the Company and the Bank. With this difficult work behind us, we will focus our time and energy on customer service initiatives and increasing shareholder value."



Robert A. Wells
Chairman
"Our redefined management style will provide our organization with renewed enthusiasm and offers the vision and leadership that will carry the Company and the Bank to greater success."



Lawrence A. Bossidy
Non-Executive Chairman
"With the actions we have taken, we will emerge ready to deliver improved results in 2003 and be well positioned for sustained and consistent growth and performance in the years ahead."





(L to R bottom)
Michael J. Ferry, Wayne F. Patenaude, Charles A. Bercury, Gerald A. Denmark,

(L to R top) Linda A. Johnston, Gayle P. Fawcett, Terry W. Smith, Thomas W. Barney

Senior Team

Thomas W. Barney – *Senior Vice President/Asset Management/Trust*

Charles A. Bercury – *Senior Vice President, Retail Lending*

Gerald A. Denmark – *Senior Vice President & General Counsel*

Gayle P. Fawcett – *Senior Vice President, Retail Banking & Operations*

Michael J. Ferry – *Senior Vice President, Commercial Lending*

Linda A. Johnston – *Senior Vice President, Human Resources*

Wayne F. Patenaude – *Senior Vice President, Chief Financial Officer & Treasurer*

Terry W. Smith – *Vice President & Controller*





(L to R bottom)
Thomas O. Andrews, Robert A. Wells, Catherine B. Miller, John Kittredge, Thomas R. Dawson

(L to R top)
Peter J. Lafayette, Lawrence A. Bossidy, Corydon L. Thurston, Edward G. McCormick, Michael P. Daly, Ann H. Trabulsi

Missing from photo: A. Allen Gray

Board of Directors

Thomas O. Andrews – *President & Chief Executive Officer of H. S. Andrews Insurance Agency, Inc.*

Lawrence A. Bossidy – *Non-Executive Chairman of the Board of the Company and Bank and the Retired Chairman & CEO of Honeywell International and AlliedSignal*

Michael P. Daly – *President & Chief Executive Officer of the Company and the Bank*

Thomas R. Dawson – *Self-employed Certified Public Accountant*

A. Allen Gray – *Former Vice President & General Counsel of General Dynamics Defense Systems, Inc.*

John Kittredge – *Retired Vice President of Crane and Company, Inc.*

Peter J. Lafayette – *President of Berkshire Housing Development Corporation*

Edward G. McCormick – *Managing Partner of the law firm of McCormick, Murtagh, Marcus & Smith*

Catherine B. Miller – *Former Partner and Vice President of Wheeler & Taylor, Inc.*

Corydon L. Thurston – *President & Chief Executive Officer of Berkshire Broadcasting Co., Inc.*

Ann H. Trabulsi – *Community volunteer serving on various not-for-profit boards*

Robert A. Wells – *Chairman of the Board of the Company and Bank*

Berkshire Hills Bancorp, Inc.

Report to Shareholders

To our Shareholders:

The past year will be remembered as a time of change, challenges, and increased opportunity for the Company. Although we were disappointed with our performance last year, we believe that we have taken the steps necessary to ensure our long-term profitability and build a more valuable franchise. More importantly, these decisive steps have created a positive cohesiveness among our directors, senior management, and employees that will result in a clearer vision. That vision is essential to move the corporation toward high-performance.

Our management reorganization, conducted in the last quarter of 2002, was a significant step toward the fresh perspective and enthusiasm that are essential to the daily business of Berkshire Bank. That change has resulted in a leaner organization with a realignment of work processes for greater efficiency, accelerating action, and combining positions where possible. The result, as expected, was a company-wide resurgence marked by reduced costs and improved performance.

With a focus on strengthening the balance sheet, we recognized that sub-prime lending was a highly specialized business that did not fit into our strategic plan; therefore, we exited the sub-prime indirect automobile business with the sale of $69.7 million of these loans, representing approximately 90 percent of that loan portfolio. While the rates on these loans made the loan sale a difficult choice, we believe it was the right decision for the long-term profitability and stability of the Company. In a related decision, due in part to the national trend of oversupply of used vehicles, the Bank has begun to liquidate its inventory of repossessed automobiles more aggressively by selling direct at wholesale. Finally, while we had no immediate concerns, we felt that the Bank was over-concentrated in equities and began the process of restructuring the investment portfolio. Excluding Federal Home Loan Bank and Savings Bank Life Insurance stock, equities now comprise nine percent of the investment portfolio.

We believe that these actions will enhance long-term shareholder value by improving and stabilizing the Company's performance, reducing volatility, and strengthening our asset-liability management. We believe that these strategic actions, a measured approach to quality growth, and attention to costs will accelerate our program to enhance long-term shareholder value. In our judgment, it makes good business sense to take these measures now so that we can concentrate our efforts and move quickly to design our business strategies and execute our annual operating plans.

I am pleased to report that in May 2002, the Boston Globe honored Berkshire Hills Bancorp, Inc., as one of the 100 top-performing Massachusetts-based public companies. The Company ranked 47th on a composite score of annual growth, annual profit-margin growth, and return on equity, based on its performance during the calendar year 2001. Although Berkshire Hills Bancorp, Inc., was one of six companies selected from western Massachusetts, we were the only Berkshire County company to appear in the ranking.

I believe that I speak for all our shareholders and employees in thanking my predecessor, James A. Cunningham, Jr., for his achievements and vision spearheading our stock conversion. We wish him happiness in his retirement after his 29 years in banking. Our grateful appreciation is also extended to seven individuals who retired during 2002 and one individual who will retire in 2003 from the Berkshire Hills Bancorp, Inc.'s Board of Directors. We extend our heartfelt gratitude for many years of service to (in order of length of service): Anne Everest Wojtkowski (31 years), Henry D. Granger (31 years), John Kittredge (30 years), William E. Williams (18 years), Raymond B. Murray, III (16 years), Michael G. Miller (16 years), Robert S. Raser (10 years), and Louis J. Oggiani (9 years).

In 2002, Lawrence A. Bossidy was elected as the non-executive chairman of the Board of Directors of the Company and the Bank. He will act as valuable advisor and counsel to the Company. Mr. Bossidy brings extensive experience, oversight, and management strength to our Board. Mr. Bossidy, a native of Pittsfield, Massachusetts, is the retired Chairman of the Board and Chief Executive Officer of Honeywell International, Inc. and AlliedSignal. He is one of the world's most acclaimed business leaders with a track record for delivering results.

Our most significant competitive advantages are the talent, energy, and expertise of our employees and our sincere commitment to the communities we serve. Nothing we do is more important than having *the right people in the right positions, doing the right things for the right reasons.* We have developed a highly motivated and capable management team with the vision, skills, and leadership, in charge of every business unit. This leadership includes the hiring of a new chief financial officer to serve the best interests of our constituencies. We are prepared to face new challenges, including anticipated continuing margin compression as a result of the Federal Reserve Bank's actions. We are also ready to take advantage of any opportunity that matches the Company's business strategies and goals. Our disciplined approach to business has never been more important than it is now in this uncertain economic environment.

Our brand of community banking is on target. We have the privilege of wearing the mantle, "oldest and largest independent community banking institution based in western Massachusetts". This privilege comes with a significant measure of corporate responsibility. Our brand of community banking has served the people of Berkshire County for 156 years. Our size and longevity will also help us enter new markets. The Company is committed to making our neighborhoods, cities, and towns better places in which to live and work. The Company's longevity and success can be attributed to our close identification with the communities we serve and the quality of service we provide to our customers. The Bank has earned the loyalty of its customers and a strong shareholder group by responding to the economic and social needs of the area.

We are committed to emerging as a stronger company by delivering wealth-building results for our shareholders, employees, and their families. I will spare no effort in creating a high performance public company focused on shareholder value and a community bank with a great sense of community pride.

Sincerely,

Michael P. Daly
President and Chief Executive Officer

Berkshire Hills Bancorp, Inc.

Selected Financial Highlights

(Dollars in thousands, except per share data) **At or for the years ended December 31**

	2002	2001	2000	1999
Selected Operating Data				
Net interest income	$40,700	$42,236	$37,550	$31,546
Provision for loan losses	6,180	7,175	3,170	3,030
Total noninterest income	13,418	10,548	4,746	4,298
Total noninterest expense	45,807	32,349	32,184	25,196
Net income	1,769	8,911	4,582	5,623
Selected Financial Data				
Total assets	$1,045,618	$1,030,701	$1,011,340	$841,651
Loans, net	712,714	791,920	783,405	665,554
Deposits	782,360	742,729	729,594	680,767
Federal Home Loan Bank advances	133,002	133,964	101,386	58,928
Total stockholders' equity	120,240	139,323	161,322	88,352
Performance Ratios for the Year Ended				
Return on average assets	0.17%	0.86%	0.49%	0.69%
Return on average equity	1.30%	5.74%	3.72%	6.51%
Interest rate spread	3.64%	3.55%	3.40%	3.50%
Net interest margin	4.12%	4.35%	4.25%	4.13%
Efficiency ratio	77.27%	61.60%	76.86%	71.27%
Asset Quality Ratios				
Nonperforming loans as a percent of total loans	0.52%	0.34%	0.36%	0.42%
Nonperforming assets as a percent of total assets	0.50%	0.26%	0.29%	0.36%
Allowance for loan losses as a percent of nonperforming loans	275.54%	408.36%	356.08%	300.39%
Allowance for loan losses as a percent of total loans	1.43%	1.37%	1.29%	1.27%
Per Share Data				
Diluted earnings per share	$0.30	$1.35	N/A	N/A
Book value per share	$19.66	$21.68	$21.02	N/A
Market price at period end	$23.55	$20.25	$15.75	N/A

Berkshire Bank

Guiding Principles

The guiding principles of Berkshire Bank are to create a sustainable, profitable, relevant, and independent financial services organization. We strive to meet and exceed the expectations of our customers, provide financial support and leadership in our communities, and foster a well-trained and motivated staff.

OUR GUIDING PRINCIPLES HAVE STOOD THE TEST OF TIME FOR 156 YEARS.

While competitors have sacrificed customer service for technological solutions, we have consistently balanced the customers' desire for quality service while addressing their demands for technology and convenience. Our model for community banking differentiates us from the large inaccessible banks and the less sophisticated smaller, local banks by concentrating on our customers' expectations. This differentiation has been our winning formula for over 156 years.

WHEN YOU HAVE THE RIGHT PEOPLE IN THE RIGHT POSITIONS, DOING THE RIGHT THINGS FOR THE RIGHT REASONS...SUCCESS IS A NATURAL OUTCOME.

By operating with a flatter organizational chart, realigning work processes, and combining positions where possible, we have reduced costs and improved profits. Never before has this disciplined approach to business been more important to our bottom line than it is during the current uncertain economic environment. We believe it is the key to help us make the right decisions. The future success of the Company depends on our ability to trim our expenses, maximize our resources, and focus on expanding profitable customer relationships.

SUPERIOR SERVICE IS THE SINGLE MOST IMPORTANT BENEFIT WE OFFER OUR CUSTOMERS – WHETHER THEY ARE IN A BRANCH, THEIR PLACE OF BUSINESS, BANKING ON THE TELEPHONE, OR ON THE INTERNET.

Our commitment to exceed the expectations of our customers through superior service is one of our core values. We deliver on our "exceptional customer service" promise by hiring and retaining a strong team of professionals who work independently at every level of the Company. As an independent, financial services organization, we strive to meet and exceed the expectations of our customers, provide financial support and leadership in our communities, and foster a well-trained and motivated staff.

IN TIMES OF PROSPERITY OR PERIODS OF DECLINE, WE HOLD FIRMLY TO OUR GUIDING PRINCIPLES:

- Service Excellence
- Business Sense
- Productivity
- Profitability



AS AN INDEPENDENT FINANCIAL INSTITUTION – WITH A FIRM COMMITMENT TO REMAINING INDEPENDENT – BERKSHIRE BANK PROVIDES AN ARRAY OF INNOVATIVE PRODUCTS AND SERVICES, DELIVERED THROUGH SUPERIOR CUSTOMER SERVICE, TO INCREASE MARKET SHARE AND SHAREHOLDER VALUE.

Berkshire Bank

Retail Lending Services

Berkshire Bank continues to be a leading residential lender in our market area. We offer product lines that include fixed, adjustable, and jumbo mortgages, construction-to-permanent mortgages, as well as government-based FHA, VA loans, and a First Time Home Buyer program for low- and moderate-income families. We will exceed expectations in our mortgage products by using a "common sense approach, hassle-free application, low fixed rates and no fee approval". This is the basis of our Mortgage Power℠ promise. Mortgage Power℠ takes advantage of our financial strength and resources for consumers and includes a pre-approval promise that, within one business day, applicants will have an answer from us on their loan.



First time homebuyer

During 2002, extremely low market interest rates helped facilitate the origination of over $105.3 million or 576 residential real estate loans through our existing delivery channel of mortgage originators and eleven branch network. At December 31, 2002, $247 million, or 34 percent of the Bank's total loans, consisted of one- to four-family residences located in our primary market area. Of these loans outstanding, approximately 47 percent were fixed-rate mortgage loans and approximately 53 percent were adjustable-rate loans. A consumer can be pre-approved at the time of application when meeting with one of our mortgage staff, and in the future, through our Web site.

In the equity loan area, our portfolio grew to $40.7 million as our competitive rates and programs continue to attract more customers. As with our real estate loans, we made our application and approval process easier and more convenient. At December 31, 2002, home equity lines of credit totaled 5.6 percent of the Company's total loans and unadvanced amounts of home equity lines totaled $41.3 million.

In December 2002, the Company exited the sub-prime indirect auto loan business with the sale of $69.7 million of these loans, representing approximately 90 percent of that loan portfolio. We will continue to stay active in the indirect auto loan business, as we have done successfully for the last 15 years.

Home equity loan customers



WHEN IT COMES TO YOUR SUCCESS...
WE'RE ALL BUSINESS AT THE
Centers for BUSINESS BANKING™

Commercial Lending Team
(Seated L to R) William C. Davis, Donna R. Halton, Michael J. Ferry, (Standing L to R) Richard P. Kelly, Bruce J. Marzotto, Arthur M. Haselkorn, Paul F. Negrini, D. Matthew Emprimo

COMMERCIAL BANKING AND LENDING SERVICES

The commercial loan and real estate portfolio grew by $23.7 million, an increase of 7.9 percent for the period. Total loan volume for 2002 totaled $111 million, in line with our anticipated goal for the period. Additionally, we introduced the Centers for Business Banking™ to our commercial clients, further enhancing our brand of one-to-one relationship banking. This fresh approach will help support our efforts to increase commercial loans and product usage.

For business customers, we have responded to their e-banking needs by providing Internet banking, an e-statement service, and a CD-ROM Account Reconciliation for banking transactions. Our commercial Internet banking platform is a fully functional, transaction-based system that enables customers to make in-bank account-to-account funds transfers, originate ACH transactions, place stop payments, initiate wire transfers, and create custom reports 24 hours a day, seven days a week. E-statements are delivered to a maximum of three Internet addresses, without the delay of the mail system.

The CD-ROM Account Reconciliation service enables customers to simplify their account management by providing a built-in research function and the option to consolidate statements for a month, a quarter, or an entire year on one convenient disk.

A new Direct Access checking account option, tailored to the specific needs of businesses located outside our primary market area, was introduced at the end of 2002. The account provides the Bank with significant fee income while offering customers the flexibility to deposit mostly cash and/or checks and then transfer funds for disbursement.

In addition to offering a range of commercial deposit products, we offer a wide variety of corporate services. The Bank offers sweep accounts, money market accounts for businesses, IOLTA interest checking, and master escrow accounts. The Bank has increased its commercial deposits through the offering of these products, particularly to its commercial borrowers and to the municipalities that participate in our Government Banking program.

In 1998, Berkshire Bank began offering full-service Government Banking for cities, towns, and districts in western Massachusetts and southern Vermont. The Company offers municipalities all aspects of financial advisory services for the sale of notes and bonds. We also actively work with bond counsel, rating agencies, consulting agencies, and bond buyers. While working with 60 municipal entities, 2002 financial advisory fee income increased to $180,000, a 53.8 percent increase over 2001.

We recognize that a key component of the Company's future is enhancing and building upon those areas where we have demonstrated success. One key area is our strong commercial lending operation. To generate additional loan volume in 2003, we will utilize our expertise to expand outside of our primary lending area to new markets.

Berkshire Bank

Consumer Banking

With more than a 25 percent deposit share in Berkshire County, Berkshire Bank continues to be the dominant financial institution in our market area. We are the largest independent financial institution in western Massachusetts, serving more than 49,000 retail households through our 11 full-service banking offices, 16 ATMs, telephone banking, and Internet Banking. We are also a member of the SUM™ ATM program, which allows us to offer our customers the use of ATM machines, throughout a large geographic area, free of ATM surcharges.



Old Town Hall customer

Setting the standard for convenience and customer service in Berkshire County, regardless of the delivery channel.

For electronic access to accounts, we offer an automated voice response system and online Internet banking. We have empowered our consumers with the latest technology-based banking solutions available. E-banking solutions offer customers powerful money management reporting with a direct link to features such as viewing and receiving statements online, paying bills, consolidating statements on CD-ROMs, and researching checks.

Building one-on-one customer relationships is our business.

For both our new and established customers, our goal is to expand the profitability of the relationship, with careful attention to customer service. Our retail core checking account base has increased to approximately 51.4 percent household penetration (excluding indirect auto loan customers). Since the introduction of our MasterMoney® debit card, we have experienced growth of cardholder usage, which validates our customers' acceptance of this new, check-free, convenient alternative which generates interchange fee income to the Company.


BerkshireBank@Home

The Bank's training investment has paid excellent dividends. Each employee has a renewed sense of responsibility and accountability. The program ensures that our customers' banking needs and expectations are met. This training has also positioned our employees to offer consumers a wide variety of traditional and alternative financial solutions that will deepen and broaden profitable relationships over time. As our people listen to customers, we will grow and improve. Customer appreciation is one of the cornerstones of our success.

We completed interior renovations to our West Stockbridge branch, providing added convenience, comfort, privacy, and security in an effort to improve the delivery of services to our customers. Renovations included the addition of safe deposit boxes, relocating the ATM to a more visible area, building a private customer service area, lobby refurbishing, and new vault storage. Berkshire Bank has created a branch network where people in our community can conveniently bank with people they know and trust.



Outstanding CRA Rating

Berkshire Bank is committed to meeting the financial needs of all our constituents, including individuals and businesses in low- and moderate-income areas. By providing a broad range of economically sound products and services, we meet the banking needs of a diverse customer base throughout all of our markets. These efforts have led to an "outstanding" Community Reinvestment Act (CRA) rating by both the Federal Deposit Insurance Corporation (FDIC) and the Massachusetts Division of Banks. We feel strongly that our role as a community bank is to reinvest in our communities. The Company continues to display a strong responsiveness to community credit needs. Our small business lending, flexible consumer loan programs, and the willingness of our officers and directors to lend their technical expertise to address economic and affordable housing development issues are the foundation of our consistent "outstanding" rating.

Asset Management/Trust Group
(Clockwise L to R) Thomas W. Barney, Elizabeth M. Gore, John J. Kelly, L. Alexandra Dest

Asset Management/ Trust Group

Founded over 15 years ago to provide a local, client-driven investment management and trust capability, the Company's Asset Management/Trust Group ended the year with assets under management of $244.1 million. Fee income totaled $1.8 million for 2002, approximately the same as last year, despite a difficult equity market.

The clientele of this group includes individuals, families, and organizations in Berkshire County and beyond. This group provides a full complement of wealth management services that are compatible with money center private banks. Strategies are developed with the client and orchestrated by the professional staff, which includes seasoned accredited Certified Financial Planners (CFP™) and objective in-house managers. Direct management of individual securities is at the core of our investment management process rather than outsourcing investment decisions to other managers. The Private Banking services of Berkshire Bank are available to large depositors, business owners, and investment management clients. These varied services are offered from single-source relationship managers and include advice and planning in the areas of lending, estate planning, retirement, business services, and investments.

Insurance

Gold Leaf Insurance Solutions

Since 1908, Berkshire Bank has been an issuer of Savings Bank Life Insurance. We have taken advantage of expanded insurance opportunities, through the establishment of our subsidiary, Gold Leaf Insurance Agency, Inc., to provide a broad range of insurance products. Our offerings include auto, home, business, and life insurance to meet the needs of our customers.

Berkshire Bank has maintained an "outstanding" CRA rating from the FDIC and the Massachusetts Division of Banks, reflecting our ongoing commitment to those in all the communities it serves.

Investment Services

Gold Leaf Investment Solutions

In 2001, our subsidiary, Gold Leaf Investment Services, Inc., was formed by an alliance with UVEST Investment Services, member NASD/SIPC; a broker/dealer. Gold Leaf Investment Services, Inc. offers our customers a complete range of alternative investment products available at any office of Berkshire Bank, including financial planning, professional money management, stocks, bonds, annuities, and mutual funds. In 2002, this business line generated gross commissions of $107,312, a 91 percent increase over 2001. During 2002, Gold Leaf Investment Services managed new relationship assets of $3.2 million and, in addition, assets of $4.2 million were transferred from other institutions.

Berkshire Bank



2002
Exceptional Performer
Heather Bartini was recognized for consistently performing at a high level of quality customer service and for her ongoing willingness to be a team player.

Our People

Berkshire Bank has earned a reputation for providing outstanding personal service for our customers. We maintain a leadership role within the communities we serve and are viewed as a place where people want to work. We care about our customers, communities, and employees, and this investment in people contributes to our success.

Berkshire Bank's most significant competitive advantage is the talent, energy, and expertise of our employees. We focus our efforts on attracting, retaining, and rewarding the most productive staff. One of our Company's highest priorities is to provide an environment in which the aspirations of excellent people can be satisfied. The Bank constantly seeks to apply the latest technology in support of good, hardworking, well-trained, employees. With *the right people in the right positions for the right reasons*, we can achieve our most important goal – to increase value for our shareholders, employees, and community.

One of our Company's highest priorities is to provide an environment in which the aspirations of excellent people can be satisfied

Customer and Relationship Profitability Enhancement

In 2002, we began to utilize a new, sophisticated software database system, Virtual Strategies, to analyze activity at the transaction and account level to identify profitable relationships. This system will help us re-evaluate product design, pricing, and packaging to retain and develop high-value customers.

We dedicate ourselves each day to being a financial institution built on solid operations and good people. We know that customers are the reason we do business, so we strive to offer them a level of service they cannot get anywhere else. Our commitment to personal service differentiates us from our competition. We serve as a "Financial Partner…for Life" for our customers, helping them find the best solutions for their financial needs and providing them with the best service experience possible. In order to maintain this high level of service quality, we introduced the *Superior Service from the Inside Out* program in 2002. In the future, this program will provide our staff with service standards that are clearly defined and measured, and will acknowledge outstanding performance annually with the *Exceptional Performance Awards* and the *Employee of the Year* designation.

Our goal is to continue to hire and retain the best and brightest employees, attract and retain loyal customers, and support the people and organizations that improve the quality of life in our market area. Because of this effort, Berkshire Bank will continue to be a place where employees want to work and customers want to bank.



A Leadership Investment in the Community



With a 156-year-old legacy of commitment and service, Berkshire Bank made a leadership investment in the community when it created the Greater Berkshire Foundation, Inc. and the Berkshire Hills Foundation. Taken together, these two foundations have assets of $7.1 million as of December 31, 2002, which, on a combined basis, make it one of western Massachusetts' largest independent corporate foundations.

Total donations to community-based organizations exceeded $755,000 in 2002 and reflected the values of the Company by supporting education, human services, and the arts.

This leadership investment in the community includes funding for *The Berkshire Humane Society* to build a new animal shelter facility and for *The Community Access to the Arts* to bring visual and performing arts to residents in therapeutic settings. The foundations' giving strategy emphasizes programs that improve the quality of life in our communities and make the most productive use of our funding.

Taking a leadership role in the community is more than making donations. Our officers and employees contribute their time and energy by volunteering extensively with local community organizations. This effort provides a link to the corporate culture and business goals of Berkshire Bank. It also enhances our reputation for service and promotes trust and goodwill within the community.



School program coordinator in classroom



Student saver

Berkshire Bank



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 1-15781

BERKSHIRE HILLS BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3510455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
24 North Street, Pittsfield, Massachusetts	01201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (413) 443-5601
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No []

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes [X] No []

The market value of the voting and non-voting common equity held by non-affiliates was $147.2 million, which was computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter. Solely for purposes of this calculation, the shares held by directors and officers of the registrant are deemed to be held by affiliates.

As of February 25, 2003, the registrant had 6,014,862 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of Proxy Statement for the Annual Meeting of Stockholders. (Part III)

INDEX

PART I 15

ITEM 1. BUSINESS 15

ITEM 1A. EXECUTIVE OFFICERS OF THE REGISTRANT 44

ITEM 2. PROPERTIES 45

ITEM 3. LEGAL PROCEEDINGS 46

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS 46

PART II 46

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS 46

ITEM 6. SELECTED FINANCIAL DATA 47

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 49

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 58

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA 60

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 109

PART III 109

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT 109

ITEM 11. EXECUTIVE COMPENSATION 109

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 109

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 109

PART IV 110

ITEM 14. CONTROLS AND PROCEDURES 110

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K. 110

PART I

ITEM 1. BUSINESS

General

Berkshire Hills Bancorp, Inc. (the "Company" or "Berkshire Hills"), a Delaware corporation, was organized in January 2000 for the purpose of becoming the holding company for Berkshire Bank (the "Bank") upon the conversion of the Bank's former parent holding company, Berkshire Bancorp, from the mutual to stock form of organization on June 27, 2000. The Company owns all of the outstanding shares of the Bank. The Company has no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is regulated by the Massachusetts Division of Banks and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured to the maximum allowable amount by the Bank Insurance Fund (the "BIF") of the FDIC and the Depositors Insurance Fund (the "DIF"). Berkshire Bank has been a member of the Federal Home Loan Bank system since 1973.

Berkshire Bank is a community bank that accepts retail deposits from the general public in the areas surrounding its 11 full service banking offices and uses those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans, commercial business and real estate loans and consumer loans, primarily indirect automobile loans. Berkshire Bank primarily holds the loans that it originates for investment, but occasionally sells some of its loans, including automobile and fixed-rate mortgage loans, in the secondary market. Berkshire Bank also invests in U.S. Government and Agency securities, mortgage- and asset-backed securities, including real estate mortgage investment conduits and collateralized mortgage obligations, debt and equity securities and other permissible investments. Berkshire Bank's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on its investment securities. Berkshire Bank's primary sources of funds are deposits, principal and interest payments on loans and securities and advances from the Federal Home Loan Bank of Boston.

Market Area

Berkshire Bank is headquartered in Pittsfield, Massachusetts, in Berkshire County. Berkshire Bank's primary deposit gathering and lending areas are concentrated in the communities surrounding its 11 full service banking offices located in Berkshire County. However, Berkshire Bank also makes loans throughout western Massachusetts, northern Connecticut, eastern New York and southern Vermont.

Berkshire County, the western-most county in Massachusetts, is approximately two and one-half hours from both Boston and New York City. Berkshire County borders Vermont, Connecticut and New York. Berkshire County has experienced a shift in its economy as manufacturing jobs have been replaced with service related jobs, primarily in tourism, social service and health care. Other than Berkshire Bank, the major employers in the area include Berkshire Life Insurance Company of America, Crane & Company, GE Plastics, Kay Bee Toys, Berkshire Health Systems, General Dynamics Defense Systems, Mead Corporation and several institutions of higher education.

Competition

The Bank faces intense competition for the attraction of deposits and origination of loans in its primary market area. Berkshire Bank's most direct competition for deposits comes from one large credit union in the area, which has a competitive advantage as credit unions do not have to pay state or federal taxes. Additionally, Berkshire Bank faces competition for deposits from several commercial and savings banks operating in its primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, insurance companies and the mutual fund industry as customers seek alternative sources of investment for their funds. Berkshire Bank also faces significant competition for investors' funds due to their direct purchase of short-term money market securities and other corporate and government securities. Berkshire Bank faces competition for loans from the significant number of traditional financial institutions, primarily savings banks and commercial banks in its market area, as well as the mortgage companies and mortgage brokers operating in its primary market area. The increase of Internet accessible financial institutions which solicit deposits and originate loans on a nationwide basis also increases competition for Berkshire Bank's customers. Additionally, competition has increased as a result of regulatory actions and legislative changes, most notably

the enactment of the Gramm-Leach-Bliley Act of 1999. These changes have eased restrictions on interstate banking and the entrance into the financial services market by non-depository and non-traditional financial services providers, including insurance companies, securities brokerage and underwriting firms and specialty financial services companies (such as Internet-based providers).

Lending Activities

General. The types of loans that Berkshire Bank may originate are limited by federal and state laws and regulations. Interest rates charged by Berkshire Bank on loans are affected principally by Berkshire Bank's current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors, in turn, are affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

Loan Portfolio Analysis. The following table sets forth the composition of Berkshire Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$ 246,938	34.16%	$ 240,852	29.99%	$ 249,440	31.44%	$ 245,240	36.39%	$ 220,612	36.36%
Commercial	119,198	16.48	84,741	10.55	63,871	8.05	46,419	6.89	51,598	8.50
Multi-family	14,920	2.06	13,183	1.65	15,699	1.98	14,793	2.20	15,393	2.54
Construction and land development	17,627	2.44	22,936	2.86	14,290	1.80	12,534	1.86	12,821	2.11
Total real estate loans	398,683	55.14	361,712	45.05	343,300	43.27	318,986	47.34	300,424	49.51
Consumer loans:										
Home equity lines of credit	40,713	5.63	34,439	4.29	34,471	4.34	33,168	4.92	31,628	5.21
Automobile	105,047	14.53	215,964	26.90	230,648	29.08	164,862	24.46	134,616	22.19
Other	13,291	1.84	20,640	2.56	18,014	2.27	10,706	1.59	5,933	0.98
Total consumer loans	159,051	22.00	271,043	33.75	283,133	35.69	208,736	30.97	172,177	28.38
Commercial loans	165,447	22.86	170,230	21.20	166,956	21.04	146,196	21.69	134,115	22.11
Total loans	723,181	100.00%	802,985	100.00%	793,389	100.00%	673,918	100.00%	606,716	100.00%
Net deferred loan origination costs	41		172		232		170		44	
Unamortized discount on purchased loans	(200)		(203)		-		-		-	
Allowance for loan losses	(10,308)		(11,034)		(10,216)		(8,534)		(7,589)	
Total loans, net	$ 712,714		$ 791,920		$ 783,405		$ 665,554		$ 599,171	

Real Estate Lending

One- to Four-Family Real Estate Loans. One of Berkshire Bank's primary lending activities is to originate loans secured by one- to four-family residences located in its primary market area. At December 31, 2002, $246.9 million, or 34.2%, of Berkshire Bank's total loans consisted of one- to four-family mortgage loans. Of the one- to four-family loans outstanding at that date, 47.3% were fixed-rate mortgage loans and 52.7% were adjustable-rate loans.

Berkshire Bank originates fixed-rate fully amortizing loans with maturities of 15, 20 and 30 years. Management establishes the loan interest rates based on market conditions. Berkshire Bank offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines. In addition, Berkshire Bank offers a jumbo loan product, which presently are loans in amounts over

$400,000. Berkshire Bank generally originates loans for its own portfolio, but occasionally sells some fixed-rate one- to four-family loans in the secondary market. The determination of whether to sell loans is reviewed periodically by management in response to changes in prevailing market interest rates and liquidity needs.

Berkshire Bank also currently offers adjustable-rate mortgage loans, with an interest rate based on the one year, three year or five year Constant Maturity Treasury index, which adjust every one, three or five years from the outset of the loan, with terms of up to 30 years. Interest rate adjustments on such loans range from 2% to 5% during any adjustment period and are limited to no more than 6% over the life of the loan.

Adjustable-rate mortgage loans help reduce Berkshire Bank's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by borrowers. During periods of rising interest rates the risk of default on adjustable-rate mortgage loans increases as a result of repricing and the increased payments required to be made by borrowers. In addition, although adjustable-rate mortgage loans allow Berkshire Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, Berkshire Bank has no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in Berkshire Bank's cost of funds during periods of rising interest rates. These risks have not had a material adverse effect on Berkshire Bank to date.

Berkshire Bank underwrites one- to four-family residential mortgage loans with loan-to-value ratios of up to 100% on a one- to two-family primary residence, up to 90% on a three- to four-family primary residence or a vacation home, and up to 75% on a condominium. A borrower is required to obtain private mortgage insurance on loans that exceed 80%, or 75% in the case of a condominium, of the appraised value or sales price, whichever is less, of the secured property. Berkshire Bank also generally requires fire, casualty, title, hazard insurance and, if appropriate, flood insurance to be maintained on all properties securing real estate loans made by Berkshire Bank. An independent licensed appraiser generally appraises all properties.

To provide financing for low- and moderate-income families, Berkshire Bank offers Federal Housing Authority, Veterans Administration and Massachusetts Housing Finance Agency residential mortgage loans to qualified individuals with adjustable- and fixed-rates of interest and terms of up to 30 years. Such loans may be secured by one- to four-family residential property and are underwritten using modified underwriting guidelines. Berkshire Bank also participates in the Good Samaritan Home Ownership Program, which is a non-profit venture established to advise and assist low- and middle-income families in the purchase of their first home in Berkshire County. Qualified individuals can obtain a 30-year fixed-rate mortgage loan on a one- to four-family, owner occupied property.

Construction and Land Development Loans. At December 31, 2002, construction and land development loans totaled $17.6 million, or 2.4% of Berkshire Bank's total loan portfolio, of which $6.6 million were residential construction and land development loans and $11.0 million were commercial construction and land development loans. At December 31, 2002, the unadvanced portion of construction and land development loans totaled $19.2 million.

Berkshire Bank originates construction and land development loans to individuals for the construction and acquisition of personal residences. Berkshire Bank's residential construction and land development loans generally provide for the payment of interest only during the construction phase, which is usually twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans can be made with a maximum loan to value ratio of 85%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. At December 31, 2002, the largest outstanding residential construction and land development loan commitment was for $1.4 million. Construction and land development loans to individuals are generally made on the same terms as Berkshire Bank's one- to four-family mortgage loans.

Before making a commitment to fund a residential construction and land development loan, Berkshire Bank requires an appraisal of the property and planned improvements by an independent licensed appraiser. Berkshire Bank also reviews and inspects each property before disbursement of funds during the term of the construction and land development loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

Berkshire Bank also makes construction and land development loans for commercial development projects, including multi-family commercial properties, single-family subdivisions and condominiums. These loans generally have an interest only phase during construction then convert to permanent financing. Disbursement of funds is at the sole discretion of Berkshire Bank and is based on the progress of construction. The maximum loan to value ratio for these loans depends upon the type of commercial development project being undertaken, but generally will not exceed 80%. At December 31, 2002, the largest commercial construction and land development commitment was $4.3 million, of which $4.1 million was outstanding, for the renovation and upgrade of a 230-acre property in Stockbridge, Massachusetts. This loan was performing according to its terms at December 31, 2002.

Berkshire Bank also originates land loans to local contractors and developers for the purpose of making improvements thereon, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, have loan to value ratios that are limited to 70% of the value of the land used for residential development and 65% of the value of the land used for commercial development (based on the lower of the acquisition price or the appraised value of the land). Land loans are offered with a term of three years in which only interest is required to be paid each month. A balloon payment for the principal plus any accrued interest is due at the end of the three year period. Berkshire Bank's land loans are generally secured by property in its primary market area. Berkshire Bank generally requires title insurance and, if applicable, either a hazardous waste survey or environmental insurance coverage.

Construction and land development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, Berkshire Bank may be required to advance funds beyond the amount originally committed to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, Berkshire Bank may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Multi-Family and Commercial Real Estate Loans. Berkshire Bank originates multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial, healthcare, lodging or retail facilities primarily located in Berkshire Bank's primary market area. Berkshire Bank's multi-family and commercial real estate loans may be made in amounts of up to 80% of the appraised value of the property or the selling price, whichever is less. Loans secured by single-family subdivisions and condominium projects may be made in amounts of up to 75% and 70%, respectively, of the appraised value of the property or selling price, whichever is less. Berkshire Bank's multi-family and commercial real estate loans may be made with terms of up to 20 years and substantially all of which are originated with interest rates that adjust periodically and are generally indexed to Berkshire Bank's base rate. In reaching its decision on whether to make a multi-family or commercial real estate loan, Berkshire Bank considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, Berkshire Bank will also consider the term of the lease and the quality of the tenants. Berkshire Bank has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. Environmental surveys or environmental insurance coverage are generally required for commercial real estate loans. Additionally, in larger real estate projects, it is recommended that a feasibility study be obtained. A feasibility study is particularly important with respect to multi-family housing projects, hotel/motel construction and health care facilities. Generally, multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. The largest multi-family or commercial real estate loan relationship in Berkshire Bank's portfolio at December 31, 2002 consisted of three loans to related health care facilities in Massachusetts totaling $7.8 million. All loans were performing according to their terms at December 31, 2002.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Berkshire Bank seeks to minimize these risks through strict adherence to its underwriting standards.

Consumer Lending

Automobile Lending. At December 31, 2002, automobile loans totaled $105.0 million, or 14.5% of Berkshire Bank's total loans and 66.0% of consumer loans. The Bank offers fixed-rate automobile loans on a direct and indirect basis with terms of up to 72 months for new and recent model used cars and up to 66 months for older model used cars. Berkshire Bank generally will make such loans up to 100% of the retail value shown in the *NADA Used Car Guide*. The interest rates offered differ depending on the age of the automobile and current interest rates offered by competitors.

Berkshire Bank began offering indirect automobile loans through automobile dealers over ten years ago. Currently, Berkshire Bank maintains contractual relationships with over 80 new and used car dealers throughout western Massachusetts, northern Connecticut, eastern New York and southern Vermont. Included among these automobile loans has been the origination of lower credit quality or sub-prime automobile loans. However, due to increased delinquencies on these loans in recent years, due in part to the decline in the local, regional and national economies, in 2001 management determined to decrease its emphasis on lower quality or sub-prime automobile loans and attempt to reduce the overall size of the automobile loan portfolio. This process was accelerated through the sale of $69.7 million of indirect sub-prime automobile loans in 2002. At December 31, 2002,

$18.4 million of lower quality or sub-prime automobile loans, representing 17.5% of automobile loans, or 2.5% of total loans, remained.

Home Equity Lines of Credit and Other Consumer Loans. Berkshire Bank offers home equity lines of credit secured by owner-occupied one- to four-family residences. At December 31, 2002, home equity lines of credit totaled $40.7 million, or 5.6% of Berkshire Bank's total loans and 25.6% of consumer loans. Additionally, at December 31, 2002, the unadvanced amounts of home equity lines of credit totaled $41.3 million. The underwriting standards employed by Berkshire Bank for home equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity loans will not be made if the borrower's first mortgage payment, monthly real estate payment and amortized equity line payment exceed 25% of the borrower's gross monthly income. Additionally, the borrower's monthly debt service cannot exceed 35% of the borrower's gross monthly income. Home equity lines of credit have adjustable rates of interest which are indexed to the prime rate as reported in *The Wall Street Journal*. Generally, the maximum combined loan-to-value ratio on home equity lines of credit is 80% for loans up to $200,000 and 60% for loans greater than $200,000. A home equity line of credit may be drawn down by the borrower for an initial period of five years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. If not renewed, the borrower has to pay back the amount outstanding under the line of credit over a term not to exceed ten years, beginning at the end of the five year period.

Other consumer loans at December 31, 2002 amounted to $13.3 million, or 1.8% of Berkshire Bank's total loans and 8.4% of consumer loans. These loans include education, collateral, personal and unsecured loans, and second mortgage loans other than home equity lines of credit. Collateral loans are generally secured by a passbook account, a certificate of deposit or marketable securities. Unsecured loans generally have a maximum borrowing limitation of $10,000 and a maximum term of five years. Second mortgages are offered on owner-occupied primary or secondary residences and are adjustable-rate, either adjusting annually or with a five-year initial fixed period adjusting annually thereafter, with terms up to 30 years.

Loans secured by rapidly depreciable assets such as automobiles or that are unsecured entail greater risks than one- to four-family mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. Further, collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans if a borrower defaults.

Commercial Lending

Commercial Loans. At December 31, 2002, Berkshire Bank had $165.4 million in commercial loans which amounted to 22.9% of total loans. In addition, at such date, Berkshire Bank had $47.9 million of unadvanced commercial lines of credit. Berkshire Bank makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. Berkshire Bank's largest commercial loan relationship was a $5.7 million loan to a long time customer secured by various types of business assets located in counties adjacent to Berkshire County in New York and Connecticut. This loan was performing according to its terms at December 31, 2002.

Berkshire Bank offers secured commercial term loans, which have maturities of greater than one year and the repayment of which is dependent on future earnings. The term for repayment will normally be limited to the lesser of the expected useful life of the asset being financed or a fixed amount of time, generally seven years or less. Berkshire Bank also offers loans originated to finance a business' equipment and machinery, lines of credit, letters of credit, time notes and Small Business Administration guaranteed loans. In addition, Berkshire Bank offers revolving lines of credit called operating loans that are secured by business assets other than real estate, such as business equipment, inventory, and accounts receivable. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal. Time notes are short-term loans, generally limited to 90 days which do not require payment of principal or interest until maturity.

When making commercial business loans, Berkshire Bank considers the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral. Commercial business loans are generally secured by a variety of collateral such as accounts receivable, inventory and equipment, and are generally supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are generally made in amounts of up to 95% of the value of the collateral securing the loan. Berkshire Bank generally does not make unsecured commercial loans.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loans to One Borrower. The maximum amount that Berkshire Bank may lend to one borrower is limited by statute. At December 31, 2002, Berkshire Bank's statutory limit on loans to one borrower was $20.8 million. At that date, Berkshire Bank's largest amount of loans to one borrower, including the borrower's related interests, was approximately $9.0 million and consisted of six loans secured by various types of business and real estate assets. These loans were performing according to their terms at December 31, 2002.

Maturity of Loan Portfolio. The following table shows the remaining contractual maturity of Berkshire Bank's total loans at December 31, 2002, excluding the effect of future principal prepayments.

	At December 31, 2002							
	One- to Four-Family	Construction and Land Development	Commercial and Multi-Family	Home Equity Lines of Credit	Automobile	Other Consumer	Commercial	Total
	(In thousands)							
Amounts due in:								
One year or less	$ 1,114	$ 13,819	$ 5,499	$ 928	$ 3,262	$ 968	$ 39,912	$ 65,502
More than one year to five years	6,487	2,913	14,998	9,745	88,746	9,916	28,952	161,757
More than 5 years	239,337	895	113,621	30,040	13,039	2,407	96,583	495,922
Total amount due	$ 246,938	$ 17,627	$ 134,118	$ 40,713	$ 105,047	$ 13,291	$ 165,447	$ 723,181

The following table sets forth, at December 31, 2002, the dollar amount of loans contractually due after December 31, 2003, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 113,483	$ 132,341	$ 245,824
Construction and land development	-	3,808	3,808
Commercial and multi-family	11,960	116,659	128,619
Total real estate loans	125,443	252,808	378,251
Home equity lines of credit	-	39,785	39,785
Automobile	101,785	-	101,785
Other consumer	10,360	1,963	12,323
Commercial loans	11,042	114,493	125,535
Total loans	$ 248,630	$ 409,049	$ 657,679

Scheduled contractual principal repayments of loans do not reflect the actual life of the loans. The average life of a loan is substantially less than its contractual term because of prepayments. In addition, due-on-sale clauses on loans generally give Berkshire Bank the right to declare loans immediately due and payable if, among other things, the borrower sells the real property with the mortgage and the loan is not repaid. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Loan Approval Procedures and Authority. Berkshire Bank's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by Berkshire Bank's Board of Directors and management. The Board of Directors has authorized the following persons and groups of persons to approve loans up to the amounts indicated: several retail lenders have been delegated authority to approve residential mortgage loans up to $300,000; home equity lines of credit ranging from $50,000 to $300,000; unsecured consumer loans from $5,000 to $30,000; and secured consumer loans from $20,000 to $50,000. One- to four-family mortgage loans and home equity loans up to $300,000, secured consumer loans up to $50,000 and unsecured loans up to $30,000, may be approved by the Chairman of the Board, the President and the Senior Vice President-Retail Lending.

One- to four- family mortgage loans and home equity loans from $300,000 to $600,000 may be approved by a combination of individual officer authorities provided that approval must include the signature of either the President or Senior Vice President-Retail Lending. Approvals from $600,000 to $1.5 million require signatures of both the President and the Senior Vice President-Retail Lending. All residential loans in excess of $1.5 million require the approval of the Executive Committee of the Board of Directors or the full Board of Directors.

The Board of Directors has delegated the authority to approve loans to several commercial loan officers in amounts ranging up to $300,000 for secured commercial loans and in amounts ranging up to $175,000 for unsecured commercial loans. All secured commercial loans in amounts up to $300,000 and unsecured commercial loans in amounts up to $175,000 may be approved by the Chairman of the Board, the President, the Senior Commercial Lender and certain commercial loan managers. Such loans in excess of these amounts require the approval of a majority of the members of Berkshire Bank's Senior Lending Committee, which consists of the Senior Commercial Lender and all commercial loan officers. The President, the Credit Administration Officer and the Loan Review Officer are non-voting members of the Senior Loan Committee. Delegated approval authorities may be combined. However, individual limits may be combined only up to $500,000 for commercial loan approvals without requiring approval of the Senior Lending Committee provided that commercial loans approved by a combination of authorities must include the signature of either the President or the Senior Commercial Lender. All commercial loans in excess of $1.5 million require the approval of the Executive Committee of the Board of Directors or the full Board of Directors.

Loan Originations, Purchases and Sales. Berkshire Bank's lending activities are conducted by its salaried and commissioned loan personnel and through its relationships with automobile dealers. Currently, Berkshire Bank has contractual relationships with over 80 automobile dealers who originate automobile loans for Berkshire Bank. Such loans are only made following an underwriting review and acceptance by Berkshire Bank. These loans are closed by the automobile dealer and immediately assigned to Berkshire Bank, who then services the loans. On loans originated by its automobile dealers, Berkshire Bank compensates the originator an amount by which the interest rate paid on the loan exceeds a specified threshold, up to a maximum of four points. The compensation is paid at the time the loan is closed and assigned to Berkshire Bank. For the fiscal years 2002 and 2001, Berkshire Bank originated or purchased $54.3 million and $112.6 million of automobile loans, respectively, of which 87.4% and 91.2% were originated indirectly through the automobile dealers.

From time to time, Berkshire Bank will purchase whole loans or participations in loans. The commercial real estate loans and other commercial loans participated in by Berkshire Bank are underwritten according to Berkshire Bank's underwriting criteria and procedures and are generally purchased with the accompanying servicing rights. Berkshire Bank purchased $2.7 million of such loans in 2002. Amounts outstanding related to loan participation interests purchased by Berkshire Bank totaled $13.7 million and $11.7 million at December 31, 2002 and December 31, 2001, respectively, and consisted primarily of loans secured by commercial real estate.

At December 31, 2002, Berkshire Bank was servicing $19.5 million of automobile loans, $3.7 million of one- to four-family mortgage loans and $5.4 million of commercial loans sold to others. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions when there are unremedied defaults, making insurance and tax payments on behalf of the borrowers and generally administering the loans. The gross servicing fee income from loans sold is generally 25 basis points for one- to four-family mortgage loans and 100 basis points for automobile loans of the total balance of the loan being serviced.

Berkshire Bank generally originates loans for its own portfolio but from time to time will sell loans in the secondary market based on prevailing market interest rate conditions and an analysis of the composition and risk of the loan portfolio and liquidity needs. In 2001, Berkshire Bank established a program with an outside third party lender whereby Berkshire Bank originated fixed rate one- to four- family mortgages for sale. Fixed rate residential loans of $3.1 million were originated and sold to this third party early in 2002 before discontinuing the program. In addition, Berkshire Bank sold $69.7 million of sub-prime automobile loans in 2002.

The following table presents total loans originated, purchased, sold and repaid during the periods indicated.

	For the Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Loans at beginning of year	$ 802,985	$ 793,389	$ 673,918
Originations:			
Real estate loans:			
One-to four-family	88,770	36,668	31,231
Construction and land development	30,678	22,170	25,071
Commercial	37,564	13,296	2,289
Multi-family	5,242	800	7,671
Total real estate loans	162,254	72,934	66,262
Consumer loans:			
Home equity lines of credit	16,361	6,887	8,225
Automobile	54,284	105,124	128,327
Other	4,613	4,527	16,799
Total consumer loans	75,258	116,538	153,351
Commercial loans	48,343	63,456	64,887
Total loans originated	285,855	252,928	284,500
Purchases:			
Real estate loans:			
Commercial real estate	2,724	4,042	4,664
Total real estate loans	2,724	4,042	4,664
Consumer loans:			
Automobile	-	7,451	48,724
Commercial loans	-	2,000	3,175
Total loans purchased	2,724	13,493	56,563
Deduct:			
Principal loan repayments, repayments and other, net	285,852	226,179	181,082
Loan sales	73,625	24,263	38,942
Net loan charge-offs	6,906	6,357	1,488
Transfers to real estate owned	2,000	26	80
Total deductions	368,383	256,825	221,592
Net increase (decrease) in loans	(79,804)	9,596	119,471
Loans at end of year	$ 723,181	$ 802,985	$ 793,389

Loan Commitments. Berkshire Bank issues loan commitments to its prospective borrowers conditioned on the occurrence of certain events. Commitments are made in writing on specified terms and conditions and are generally honored for up to 60 days from approval. At December 31, 2002, Berkshire Bank had loan commitments and unadvanced loans and lines of credit totaling $142.4 million.

Loan Fees. In addition to interest earned on loans, Berkshire Bank receives income from fees derived from loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions.

Berkshire Bank charges loan origination fees which are calculated as a percentage of the amount borrowed. As required by applicable accounting principles, loan origination fees, discount points and certain loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. At December 31, 2002, Berkshire Bank

had approximately $41,000 of net deferred loan fees and costs. Berkshire Bank amortized approximately $33,000 of net deferred loan fees and costs during the year ended December 31, 2002.

Nonperforming Assets, Delinquencies and Impaired Loans. When a borrower fails to make a required loan payment, Berkshire Bank attempts to cure the deficiency by mailing a past due notice on the 10th day after payment is due. In most cases, delinquencies are cured promptly. If a delinquency continues beyond the 15th day after the payment is due, the loan will appear on a delinquency list and the account officer will contact the borrower. If a delinquency continues beyond the 30th day, the borrower is again contacted and if it is determined that the late payment is not a short-term cash flow problem, the account is reported to the Senior Loan Officer. While Berkshire Bank generally prefers to work with borrowers to resolve problems, Berkshire Bank generally will initiate foreclosure or other proceedings no later than the 90th day of a delinquency, as necessary, to minimize any potential loss.

Management informs the Board of Directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure, and all foreclosed and repossessed property that Berkshire Bank owns. Berkshire Bank generally ceases accruing interest on all commercial and residential loans when principal or interest payments are delinquent 90 days or more unless management determines the loan principal and interest to be fully-secured and in the process of collection. Once management determines that interest is uncollectible, the accrual of interest income on a loan is discontinued and all interest previously accrued is reversed against current period interest income. In 2001, as a measure to enhance its risk management practices, the Bank initiated a more conservative policy for automobile loans whereby all delinquent automobile loans remain on accrual status until they reach 120 days delinquent at which time they are charged-off, except for those customers who are in bankruptcy proceedings with a secured loan, in which case the loan is transferred to nonaccrual status.

Berkshire Bank has adopted Statements of Financial Accounting Standards ("SFAS") No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118 *"Accounting by Creditors for Impairment of a Loan—an amendment to SFAS No. 114."* At December 31, 2002 and December 31, 2001, Berkshire Bank had $727,000 and $778,000, respectively, recorded investment in impaired loans, which had no specific allowances and $2.1 million and $1.4 million in loans with specific valuation allowances of $295,000 and $113,000, respectively.

The following table sets forth information regarding nonperforming assets and loans that were 90 days or more past due and still accruing at the dates indicated.

	At December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Nonaccruing loans:					
One- to four-family real estate	$ 230	$ 310	$ 390	$ 450	$ 1,272
Commercial real estate	-	-	-	-	1,064
Commercial	2,850	2,077	466	1,572	612
Consumer[1]	661	315	2,013	819	542
Total nonperforming loans	3,741	2,702	2,869	2,841	3,490
Real estate owned	1,500	-	50	220	398
Total nonperforming assets	$ 5,241	$ 2,702	$ 2,919	$ 3,061	$ 3,888
Total nonperforming loans as a percentage of total loans	0.52%	0.34%	0.36%	0.42%	0.58%
Total nonperforming assets as a percentage of total assets	0.50%	0.26%	0.29%	0.36%	0.50%
Loans 90 days or more past due and still accruing[2]	$ 590	$ 1,306	$ -	$ -	$ -

(1) Consists primarily of automobile loans.
(2) Reflects Bank's policy on delinquent automobile loans whereby all delinquent automobile loans remain on accrual status until they reach 120 days delinquent, at which time they are charged off. Previous to 2001, automobile loans past due 90 days or more were reported as nonaccrual.

Nonaccruing commercial loans increased to $2.9 million at December 31, 2002 from $2.1 million at December 31, 2001 primarily as the result of one $1.8 million commercial relationship which, although still performing within its terms at December 31, 2002, was determined by Bank management to be impaired based on the business' financial results and collateral protection.

The companies with loans in Berkshire Bank's nonaccruing commercial loan portfolio have been adversely affected by national and regional economic conditions.

Interest income that would have been recorded for the year ended December 31, 2002, had nonaccruing loans been current according to their original terms, amounted to $188,000. A total of $85,000 was included in interest income to reflect payments received on loans that had been paid off or brought up to date but were still classified as nonaccruing.

The following tables set forth the delinquencies in Berkshire Bank's loan portfolio as of the dates indicated.

	At December 31, 2002				At December 31, 2001				At December 31, 2000			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	Dollars in thousands											
Real estate loans:												
One- to four-family	3	$ 207	4	$ 92	3	$ 144	3	$ 254	2	$ 154	2	$ 43
Commercial	-	-	-	-	-	-	-	-	-	-	-	-
Multi-family	-	-	-	-	-	-	-	-	-	-	-	-
Consumer loans:												
Home equity lines of credit	-	-	-	-	-	-	-	-	2	57	1	20
All other[1]	120	924	118	893	323	2,645	217	1,621	238	1,728	262	1,923
Commercial loans:	2	49	4	110	2	381	7	1,234	4	129	3	149
Total	125	$ 1,180	126	$ 1,095	328	$ 3,170	227	$ 3,109	246	$ 2,068	268	$ 2,135
Delinquent loans to total loans	0.57%	0.16%	0.57%	0.15%	0.96%	0.39%	0.66%	0.39%	0.73%	0.26%	0.79%	0.27%

(1) Consists primarily of automobile loans.

Real Estate Owned. Real estate acquired by Berkshire Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition are expensed. At December 31, 2002, Berkshire Bank had one foreclosed commercial property valued at $1.5 million. On February 13, 2003, the Bank sold this property for $1.5 million.

Asset Classification. Regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, federal and state examiners have authority to identify problem assets during examinations and, if appropriate, require them to be classified. Berkshire Bank performs an internal analysis of its loan portfolio and assets to classify such loans and assets similar to the manner in which such loans and assets are classified by the federal banking regulators. In addition, Berkshire Bank regularly analyzes the losses inherent in its loan portfolio and its nonperforming loans to determine the appropriate level of the allowance for loan losses.

There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified as substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "special mention."

The following table sets forth Berkshire Bank's classified assets at December 31, 2002.

	Loss		Doubtful		Substandard		Special Mention	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
Real estate loans:								
One- to four-family	-	$ -	-	$ -	9	$ 366	3	$ 207
Commercial	-	-	-	-	1	203	5	5,081
Multi-family	-	-	-	-	1	219	-	-
Construction and land development	-	-	-	-	-	-	1	4,106
Consumer loans:								
Home equity lines of credit	-	-	-	-	-	-	-	-
Automobile	-	-	-	-	146	1,355	115	890
All other	-	-	-	-	10	30	5	34
Commercial loans	-	-	-	-	47	4,657	44	9,022
Total	-	$ -	-	$ -	214	$ 6,830	173	$ 19,340

At December 31, 2002, Berkshire Bank had four outstanding commercial loans with one borrower, which were adversely classified or identified as a problem credit, totaling $1.8 million. Although still performing, these loans were classified as substandard and were secured by a lien on the borrower's accounts receivable, inventory and other commercial business assets. Based on management's collateral value estimates, $481,000 of Berkshire Bank's December 31, 2002 allowance for loan losses have been allocated to this borrowing relationship. Management believes that the current allocation is adequate. Berkshire Bank had no other classified loans greater than $500,000 which were not performing according to their terms on December 31, 2002.

Allowance for Loan Losses. In originating loans, Berkshire Bank recognizes that losses will be experienced on loans and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. Berkshire Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values and economic conditions.

The loan portfolio and other credit exposures are regularly reviewed by management to evaluate the adequacy of the allowance for loan losses. The methodology for assessing the appropriateness of the allowance includes comparison to actual losses, peer group comparisons, industry data and economic conditions. In addition, management employs an independent third party to perform a review of all of Berkshire Bank's commercial loan relationships exceeding $1.0 million, all material credits on Berkshire Bank's watch list or classified as Substandard and a random sampling of new loans. The regulatory agencies, as an integral part of their examination process, also periodically review Berkshire Bank's allowance for loan losses. Such agencies may require Berkshire Bank to make additional provisions for estimated losses based upon judgments different from those of management.

In assessing the allowance for loan losses, loss factors are applied to various pools of outstanding loans and certain unused commitments. Berkshire Bank segregates the loan portfolio according to risk characteristics (*i.e.*, mortgage loans, home equity, consumer, commercial). Loss factors are derived using Berkshire Bank's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

All classified loans are reviewed for adequacy of their estimated supporting collateral values and guarantees. If a loan is determined to have a recovery value less than the loan balance after deducting the general reserve assigned to that loan based upon its classification, an additional specific reserve is assigned in an amount equal to the projected shortfall.

In addition, management assesses the allowance using factors that cannot be associated with specific credit or loan categories. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The allowance methodology reflects

management's objective that the overall allowance appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected credit losses.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Berkshire Bank believes it has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Berkshire Bank's loan portfolio, will not request Berkshire Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Berkshire Bank's financial condition and results of operations.

The following table presents an analysis of Berkshire Bank's allowance for loan losses for the years indicated.

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Allowance for loan losses, beginning of year	$ 11,034	$ 10,216	$ 8,534	$ 7,589	$ 6,078
Charged-off loans:					
One- to four-family real estate	-	2	-	117	14
Multi-family	-	222	-	-	-
Commercial real estate	510	-	19	297	253
Consumer(1)	9,074	5,989	1,422	731	311
Home equity lines of credit	-	52	-	-	-
Commercial	444	797	469	1,208	234
Total charged-off loans	10,028	7,062	1,910	2,353	812
Recoveries on loans previously charged off	3,122	705	422	268	268
Net loans charged off	6,906	6,357	1,488	2,085	544
Provision for loan losses	6,180	7,175	3,170	3,030	2,055
Allowance for loan losses, end of year	$ 10,308	$ 11,034	$ 10,216	$ 8,534	$ 7,589
Ratios:					
Net loans charged off to interest-earning loans	0.96%	0.79%	0.19%	0.31%	0.09%
Allowance for loan losses to total loans	1.43%	1.37%	1.29%	1.27%	1.25%
Allowance for loan losses to nonperforming loans	275.54%	408.36%	356.08%	300.39%	217.45%
Net loans charged off to allowance for loan losses	67.00%	57.61%	14.57%	24.43%	7.17%
Recoveries to charged-off loans	31.13%	9.98%	22.09%	11.39%	33.00%

(1) Consists primarily of automobile loans.

The following table presents the approximate allocation of the allowance for loan losses by loan categories at the dates indicated and the percentage of such amounts to the total allowance and to total loans. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

	At December 31,								
	2002			2001			2000		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Allowance in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Allowance in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Allowance in Each Category to Total Loans
	(Dollars in thousands)								
Real estate loans	$ 2,289	22.21%	55.14%	$ 2,347	21.27%	45.05%	$ 2,337	22.88%	43.27%
Consumer loans	4,650	45.11	22.00	4,217	38.22	33.75	4,528	44.32	35.69
Commercial loans	3,369	32.68	22.86	4,470	40.51	21.20	3,351	32.80	21.04
Total allowance for loan losses	$ 10,308	100.00%	100.00%	$ 11,034	100.00%	100.00%	$ 10,216	100.00%	100.00%

	At December 31,					
	1999			1998		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Allowance in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Allowance in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans	$ 2,322	27.20%	47.34%	$ 2,262	29.81%	49.51%
Consumer loans	2,867	33.60	30.97	2,339	30.82	28.38
Commercial loans	3,345	39.20	21.69	2,988	39.37	22.11
Total allowance for loan losses	$ 8,534	100.00%	100.00%	$ 7,589	100.00%	100.00%

Investment Securities Activities

General. Under Massachusetts law, Berkshire Bank has authority to purchase a wide range of investment securities. As a result of changes in federal banking laws, however, financial institutions such as Berkshire Bank may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would pose no significant risk to the Bank Insurance Fund and Berkshire Bank is in compliance with applicable capital standards. In 1993, the Regional Director of the Federal Deposit Insurance Corporation approved a request by Berkshire Bank to acquire and retain certain listed stocks and/or registered stocks subject to certain conditions. The Company makes its investments through Berkshire Bank or one of the Bank's securities corporation subsidiaries and is generally not subject to any such restrictions on its investment authority. (See "Regulation and Supervision").

Berkshire Bank's main source of income has been and will continue to be derived from its loan portfolio. The investment securities portfolio is primarily used to provide for Berkshire Bank's cash flow needs, to provide adequate liquidity to protect the safety of customer deposits and to earn a reasonable return on investment. The structure of the investment securities portfolio is based upon the composition and quality of the loan portfolio and Berkshire Bank's liquidity position and deposit structure.

Berkshire Bank's investment policy divides investments into two categories, fixed income and equity portfolios. The primary objectives of the fixed income portfolio are to: (1) maintain an adequate source of liquidity sufficient to meet regulatory and operating requirements, including funding for loans; (2) safeguard against deposit outflows, reduced loan amortization and increased loan demand; and (3) manage interest rate risk. The fixed income securities portfolio primarily consists of debt issues, including corporate and municipal bonds, U.S. Government and Agency obligations and mortgage-backed and asset-backed securities, including collateralized mortgage obligations and real estate mortgage investment conduits. A collateralized mortgage obligation is a mortgage-backed bond that separates mortgage pools into different maturities called "tranches." Tranches pay

different rates of interest and can mature in a few months, or a few years. In return for a lower yield, collateralized mortgage obligations provide increased security over the life of the investment. However, in a lowering interest rate risk environment, collateralized mortgage obligations tend to be repaid before their expected maturities as prepayments increase. This may result in Berkshire Bank having to reinvest the funds at a lower interest rate. Real estate mortgage investment conduits, a type of collateralized mortgage obligation, are similar in that securities representing an undivided interest in such mortgages are issued. However, real estate mortgage investment conduits have more flexibility than other types of collateralized mortgage obligations as issuers can separate mortgage pools not only into different maturity classes but also into different risk classes. At present, 78.9% of Berkshire Bank's mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government, which carry lower credit risk than mortgage-backed securities of a private issuer. Other types of asset-backed securities in which Berkshire Bank invests are typically collateralized by the cash flow from a pool of automobile loans, credit card receivables, consumer loans and other similar obligations. Both mortgage-backed and asset-backed securities carry the risk that changing market interest rates may cause a change in market value.

The marketable equity securities portfolio is currently managed to produce capital gains through price appreciation and lowering taxable income through deductions permitted for a portion of dividends received. The marketable equity securities portfolio consists primarily of bank, utility and industrial stocks and is currently limited by the investment policy to 100% of Tier I capital. Berkshire Bank had $91.1 million of Tier 1 Capital at December 31, 2002. In the fourth quarter of 2002, Berkshire Bank restructured its investment portfolio by placing less emphasis on equity securities. Equities totaling $18.8 million were sold resulting in a gain of $14.8 million. At December 31, 2002, equities, excluding Federal Home Loan Bank and Savings Bank Life Insurance stock, comprised 9.0% of the investment portfolio compared to 28.4% at December 31, 2001. The gross unrealized gains associated with the marketable equity securities portfolio were $8.5 million and the gross unrealized losses were $77,000. The marketable equity securities portfolio carries equity price risk in that, if equity prices decline due to unfavorable market conditions or other factors, Berkshire Bank's capital would decrease.

SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* requires that securities be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. Berkshire Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and included in accumulated other comprehensive income, net of taxes.

The Executive Committee of the Board of Directors is responsible for developing and reviewing Berkshire Bank's investment policy. Investment decisions are made in accordance with Berkshire Bank's investment policy and are based upon the quality of a particular investment, its inherent risks, Berkshire Bank's liquidity needs, prospects for yield and/or appreciation and the potential tax consequences. While general investment strategies are developed and authorized by the Executive Committee, the execution of specific investment actions and the day-to-day oversight of Berkshire Bank's investment portfolio rests with the Chairman, President and Treasurer. These officers are authorized to execute investment transactions up to specified limits based on the type of security without the prior approval of the Executive Committee. However, such purchases require the ratification of the Executive Committee at their next scheduled meeting. The Board of Directors receives a monthly report of all securities transactions made during the previous month.

Berkshire Bank's investment policy allows the use of certain hedging strategies, including the purchase of options in an effort to increase the return and decrease the risk on the securities portfolio. Berkshire Bank has used covered call option strategies in the past and will continue to do so in the future. Berkshire Bank has not used interest rate futures or options on futures as part of its interest rate hedging strategies.

The following table presents the amortized cost and fair value of Berkshire Bank's available for sale securities, by type of security, at the dates indicated.

	At December 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Investment securities:						
Obligations of U.S. Treasury and U.S. Government Agencies	$ 98,058	$ 98,719	$ 13,876	$ 14,017	$ 10,146	$ 10,106
Corporate bonds and notes	31,284	31,637	31,017	31,251	31,750	31,034
Asset-backed securities	6,956	6,772	1,484	1,496	1,986	1,998
Marketable equity securities(1)	11,132	19,581	11,447	39,803	12,022	43,060
Total investment securities	147,430	156,709	57,824	86,567	55,904	86,198
Mortgage-backed securities:						
Freddie Mac	3,558	3,605	3,292	3,335	2,203	2,257
Fannie Mae	3,066	3,051	2,774	2,845	2,619	2,670
Private label REMICs	9,761	9,750	11,555	11,619	8,022	8,049
Ginnie Mae	52	54	78	80	133	135
Total mortgage-backed securities	16,437	16,460	17,699	17,879	12,977	13,111
Total available for sale securities	$ 163,867	$ 173,169	$ 75,523	$ 104,446	$ 68,881	$ 99,309

(1) Includes mutual funds.

The following table presents the amortized cost and fair value of Berkshire Bank's held for maturity securities, by type of security, at the dates indicated.

	At December 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Investment securities:						
Municipal notes and other obligations	$ 14,480	$ 14,480	$ 11,241	$ 11,241	$ 10,825	$ 10,825
Total investment securities	14,480	14,480	11,241	11,241	10,825	10,825
Mortgage-backed securities:						
Freddie Mac	17,120	17,164	9,790	9,851	10,686	10,726
Fannie Mae	11,657	11,688	11,177	11,253	10,466	10,533
Ginnie Mae	1,010	1,016	1,055	1,064	261	258
Total mortgage-backed securities	29,787	29,868	22,022	22,168	21,413	21,517
Total held to maturity securities	$ 44,267	$ 44,348	$ 33,263	$ 33,409	$ 32,238	$ 32,342

At December 31, 2002, Berkshire Bank did not own any investment or mortgage-backed securities of a single issuer, other than U.S. Treasury and U.S. Government Agency securities, which had an aggregate book value in excess of 10% of Berkshire Bank's capital at that date.

The following presents the activity in the investment securities and mortgage-backed securities portfolios for the years indicated.

	For the Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
Investment securities:			
Investment securities, beginning of year	$ 97,808	$ 97,023	$ 89,671
Purchases	195,005	49,212	91,904
Sales	(13,112)	(3,697)	(32,431)
Loss on impairment of securities	(673)	-	-
Maturities and calls	(84,606)	(39,559)	(52,314)
Repayments and prepayments	(3,191)	(2,395)	(2,537)
Net (premium)	(578)	(1,225)	(483)
Increase/(decrease) in unrealized gain	(19,464)	(1,551)	3,213
Net increase in investment securities	73,381	785	7,352
Investment securities, end of year	171,189	97,808	97,023
Mortgage-backed securities:			
Mortgage-backed securities, beginning of year	39,901	34,524	20,427
Purchases	63,065	43,853	32,707
Repayments and prepayments	(56,037)	(39,477)	(18,794)
Net (premium) discount	(525)	955	52
Increase /(decrease) in unrealized gain	(157)	46	132
Net increase in mortgage-backed securities	6,346	5,377	14,097
Mortgage-backed securities, end of year	46,247	39,901	34,524
Total securities, end of year	$ 217,436	$ 137,709	$ 131,547

The following table presents certain information regarding the amortized cost, weighted average yields and estimated maturities or periods to repricing of Berkshire Bank's debt securities at December 31, 2002.

	At December 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)									
Investment securities:										
Obligations of U.S. Treasury and U.S. Government Agencies	$ 88,662	2.57%	$ 9,396	3.49%	$ -	-%	$ -	-%	$ 98,058	2.66%
Mortgage-backed securities	26,020	0.66	20,204	4.02	-	-	-	-	46,224	2.13
Municipal notes	6,511	1.80	4,420	4.38	2,165	4.85	3,489	5.90	16,585	3.75
Corporate bonds and notes	11,934	3.56	15,160	3.97	63	31.20	2,022	7.01	29,179	4.07
Asset-backed securities	4,006	2.33	2,261	6.13	255	0.80	434	2.69	6,956	3.53
Total	$ 137,133	2.25%	$ 51,441	4.03%	$ 2,483	5.10%	$ 5,945	6.04%	$ 197,002	2.86%

Deposit Activities and Other Sources of Funds

General. Deposits are the major source of funds for Berkshire Bank's lending and other investment activities. In addition, Berkshire Bank also generates funds internally from loan repayments and prepayments and maturing investment securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Berkshire Bank uses borrowings from the Federal Home Loan Bank of Boston as an additional source of funding for loan and securities investment activity. To a lesser extent, Berkshire Bank also utilizes retail repurchase agreements as a source of funds.

Deposit Accounts. Substantially all of Berkshire Bank's deposits are generated from the areas surrounding its branch offices. Berkshire Bank offers a wide variety of deposit accounts with a range of interest rates and terms. Berkshire Bank's deposit accounts consist of interest-bearing checking, noninterest-bearing checking, regular savings, money market savings and certificates of deposit. The initial maturities of Berkshire Bank's certificate of deposit accounts range from three months to ten years. In addition, Berkshire Bank offers retirement accounts, including Traditional IRAs, Roth IRAs, Simple IRAs, Self-Directed IRAs and Keogh accounts, simplified employee pension plan, profit-sharing qualified plan and money purchase pension plan accounts.

Berkshire Bank also offers a variety of deposit accounts designed for the businesses operating in its market area. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate. Berkshire Bank's business banking deposit products include a commercial checking account which provides an earnings credit to offset monthly service charges and a checking account specifically designed for small businesses. Additionally, Berkshire Bank offers sweep accounts and money market accounts for businesses and IOLTA interest checking and escrow accounts. Berkshire Bank has sought to increase its commercial deposits through the offering of these products, particularly to its commercial borrowers and to the municipalities that participate in its government banking program.

Berkshire Bank reviews its deposit mix and pricing on a weekly basis and believes it offers competitive interest rates on its deposit products. Berkshire Bank determines the rates paid based on a number of factors, including rates paid by competitors, Berkshire Bank's need for funds and cost of funds, Berkshire Bank's current asset/liability structure, the amount of maturing deposits and movements of market interest rates. Berkshire Bank currently does not utilize brokers to obtain deposits but may choose to do so in the future.

In the unlikely event Berkshire Bank is liquidated, depositors will be entitled to full payment of their deposit accounts before any payment is made to Berkshire Hills as the sole stockholder of Berkshire Bank.

The following table presents the deposit activity of Berkshire Bank for the years indicated.

	For the Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Increase/(decrease) before interest credited	$ 21,854	$ (13,550)	$ 21,224
Interest credited	17,777	26,685	27,603
Net increase	$ 39,631	$ 13,135	$ 48,827

At December 31, 2002, Berkshire Bank had certificate of deposit accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)	
Three months or less	$ 34,599	3.18%
Over 3 months through 6 months	30,420	3.08
Over 6 months through 12 months	16,286	3.46
Over 12 months	54,249	4.80
Total	$ 135,554	3.84%

The following table presents information concerning average balances and weighted average interest rates on Berkshire Bank's deposit accounts for the years indicated.

	For the Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)								
Money market accounts	$117,950	15.48%	1.69%	$112,434	15.31%	3.30%	$106,058	15.09%	4.43%
NOW accounts	83,399	10.95	0.75	77,276	10.52	1.04	75,673	10.76	1.05
Savings[1]	157,444	20.66	1.70	142,150	19.36	2.88	143,357	20.39	3.19
Certificates of deposit	320,418	42.05	3.91	325,639	44.34	5.55	301,920	42.94	5.81
Demand accounts	82,752	10.86	-	76,912	10.47	-	76,060	10.82	-
Total	$761,963	100.00%	2.33%	$734,411	100.00%	3.63%	$703,068	100.00%	3.93%

(1) Includes mortgagors' escrow accounts.

Certificates of Deposit by Rates and Maturities. The following table presents the amount of certificate accounts categorized by rates and maturities, for the periods and years indicated.

	Period to Maturity from December 31, 2002				Total at December 31,		
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	2002	2001	2000
	(In thousands)						
0.00-4.00%	$ 185,183	$ 47,157	$ 4,405	$ 84	$ 236,829	$ 107,984	$ 5
4.01-5.00%	13,086	2,633	12,675	14,625	43,019	79,635	3,973
5.01-6.00%	3,635	3,901	1,315	11,345	20,196	50,726	101,693
6.01-7.00%	13,282	2,540	2,787	9,814	28,423	70,223	205,586
7.01% and above	13	86	1,623	-	1,722	8,669	8,516
Total	$ 215,199	$ 56,317	$ 22,805	$ 35,868	$ 330,189	$ 317,237	$ 319,773

Borrowings. Berkshire Bank utilizes advances from the Federal Home Loan Bank of Boston to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Boston functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Boston, Berkshire Bank is required to own capital stock in the Federal Home Loan Bank of Boston and may apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its Agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 2002, Berkshire Bank had the ability to borrow a total of approximately $254 million from the Federal Home Loan Bank of Boston. At that date, Berkshire Bank had outstanding advances of $133.0 million. In addition, Berkshire Bank had a $2.0 million repurchase agreement line of credit to be secured by securities or other assets of Berkshire Bank with the Depositors Insurance Fund. At December 31, 2002, Berkshire Bank had no outstanding borrowings against this agreement.

The following tables present certain information regarding Berkshire Bank's Federal Home Loan Bank advances during the periods and at the dates indicated.

	For the Years Ended December 31,		
	2002	2001	2000
		(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$ 146,053	$ 140,115	$ 112,158
Average advances outstanding	140,406	127,990	92,567
Weighted average rate paid on advances	4.01%	5.17%	6.23%

	At December 31,		
	2002	2001	2000
		(Dollars in thousands)	
Balance outstanding at end of year	$ 133,002	$ 133,964	$ 101,386
Weighted average rate on advances at end of year	3.27%	4.26%	6.18%

Berkshire Bank offers retail repurchase agreements to selected higher balance customers and certain municipalities. These agreements are direct obligations of Berkshire Bank to repay at maturity or on demand the purchase price of an undivided interest in a U.S. Government or agency security owned by Berkshire Bank. Since these agreements are not deposits, they are not insured by the Federal Deposit Insurance Corporation. At December 31, 2002, such retail repurchase agreement borrowings totaled $700,000.

The following tables represent certain information regarding Berkshire Bank's retail repurchase agreements during the years and at the dates indicated.

	For the Years Ended December 31,		
	2002	2001	2000
		(Dollars in thousands)	
Maximum amount of retail repurchase agreements outstanding at any month end	$ 1,830	$ 2,340	$ 2,980
Average retail repurchase agreements outstanding	1,349	1,584	1,683
Weighted average rate paid on retail repurchase agreements	1.72%	3.78%	5.88%

	At December 31,		
	2002	2001	2000
		(Dollars in thousands)	
Balance outstanding at end of year	$ 700	$ 1,890	$ 2,030
Weighted average rate on retail repurchase agreements at end of year	1.59%	1.74%	6.00%

Trust Services

Berkshire Bank maintains the Asset Management/Trust Group as a department within Berkshire Bank which primarily provides trust and investment services to individuals, partnerships, corporations and institutions and also acts as a fiduciary of estates and conservatorships and as a trustee under various wills, trusts and other plans. The trust department allows Berkshire Bank to provide investment opportunities and fiduciary services to both current and prospective customers. Consistent with Berkshire Bank's operating strategy, Berkshire Bank will continue to emphasize the growth of its trust service operations to grow assets and increase fee-based income. Berkshire Bank has implemented several policies governing the practices and procedures of the trust department, including policies relating to maintaining confidentiality of trust records, investment of trust property, handling conflicts of interest, and maintaining impartiality. At December 31, 2002, the trust department managed 733 accounts

with aggregate assets of $244.1 million, of which the largest relationship totaled $13.2 million, or 5.4%, of the trust department's total assets. Trust fees totaled $1.8 million for both 2002 and 2001.

Government Banking

In 1998, Berkshire Bank began offering full service government banking for cities, towns and municipal school districts in western Massachusetts and southern Vermont. Berkshire Bank offers municipalities all aspects of financial advisory services for the sale of notes and bonds, actively working with bond counsel, rating agencies, consulting agencies and bond buyers. Additionally, Berkshire Bank offers a wide range of municipal deposit products and checking accounts, as well as the origination of payroll accounts. At December 31, 2002, Berkshire Bank was working with approximately 60 municipal entities. For 2002, government banking generated $180,000 of net fee income compared to $117,000 for 2001.

Personnel

As of December 31, 2002, Berkshire Bank had 245 full-time employees and 32 part-time employees. The employees are not represented by a collective bargaining unit and the Bank will strive to continue its strong relationship with its employees.

Subsidiary Activities

The following are descriptions of Berkshire Bank's active subsidiaries, all of which are wholly owned except for Gold Leaf Capital Corporation which is majority-owned. All subsidiaries are incorporated in Massachusetts and are indirectly owned by Berkshire Hills.

G.B.S.B., Inc. G.B.S.B., Inc. was established in August 1990 as a securities corporation to acquire and hold investment securities of a type that are permissible for banks to hold under applicable law. In December 2002, G.B.S.B., Inc was dissolved as assets totaling $14.5 million were transferred to Berkshire Bank and assets totaling $7.7 million were transferred to North Street Securities Corporation.

North Street Securities Corporation. North Street Securities Corporation, ("North Street") originally named GBSB Leasing Corporation, was established in January 1984 to acquire and hold investment securities of a type that are permissible for banks to hold under applicable law. North Street was qualified as a "securities corporation" for Massachusetts income tax purposes. Income earned by a qualifying securities corporation is generally entitled to special tax treatment from Massachusetts income tax. As of December 31, 2002, North Street had assets totaling $47.5 million, consisting primarily of municipal bonds, corporate bonds and private label REMICs.

Gold Leaf Investment Services, Inc. Gold Leaf Investment Services, Inc., established in May 2000, began operations during the first quarter of 2001. Gold Leaf Investment Services offers access to a full range of security brokerage services, including financial planning, professional money management, stocks, bonds, mutual funds, and annuities. These services are available through a partnership with UVEST Investment Services, a registered securities broker/dealer and member NASD/SIPC and are available in all of the Bank's branches.

Gold Leaf Insurance Agency, Inc. Gold Leaf Insurance Agency, Inc., established in May 2000, began operations during the third quarter of 2000. Gold Leaf Insurance Agency offers a full line of products including automobile, home, business, and life insurance.

Gold Leaf Capital Corporation. Gold Leaf Capital Corporation was established in April 2001 as a direct operating subsidiary of the Bank intended to satisfy the requirements to qualify for treatment as a real estate investment trust ("REIT"). The REIT was formed to invest in mortgage loans and mortgage-backed securities. Currently, Gold Leaf Capital has solely invested in mortgage loans originated by Berkshire Bank.

Woodland Securities, Inc. Woodland Securities, Inc. ("Woodland"), originally named Woodland Realty, Inc., was established in April 1995 to purchase, own, sell, develop and lease real property and personal property of all types. Inactive for a number of years, Woodland converted to a Massachusetts securities corporation in 2002 to acquire and hold investment securities of a type that are permissible for banks to hold under applicable law. As of December 31, 2002, Woodland had assets of $86.2 million consisting primarily of callable Agency securities and Agency REMICS.

Excluding Berkshire Bank, the following are descriptions of Berkshire Hills' wholly owned active subsidiaries. All of Berkshire Hills' subsidiaries, including Berkshire Bank, are incorporated in Massachusetts.

Berkshire Hills Funding Corporation. Berkshire Hills Funding Corporation was established in May 2000 as a general purpose funding vehicle for Berkshire Hills. Outside of cash, its sole asset is a loan to Berkshire Bank's Employee Stock Ownership Plan ("ESOP"). The proceeds of such loan were used to fund the ESOP trustee's purchase of Berkshire Hills common stock.

Berkshire Hills Technology, Inc. Berkshire Hills Technology, Inc., was established in May 2001 to invest in, own, and sell any type of business enterprise including, but not limited to, corporations and limited liability companies. In June 2001, along with a consortium of five other financial institutions, Berkshire Hills Technology, Inc. announced its investment of $4.7 million in EastPoint Technologies, LLC ("EastPoint"). The Company's equity interest in EastPoint equals 60.3%. EastPoint, headquartered in Bedford, New Hampshire, is a software and data processing provider for financial institutions.

Segment Reporting

Through its wholly-owned subsidiary, Berkshire Hills Technology, Inc., the Company owns a 60.3% equity interest in EastPoint Technologies, LLC. Prior to the acquisition of EastPoint, management monitored the revenue streams of the various products and services in evaluating the Company's operations and financial performance. Accordingly, all of the Company's operations were considered by management to be aggregated in one reportable operating segment. Subsequent to the acquisition of EastPoint, the Company's operations continue to be aggregated in one reportable segment, the Bank, except Berkshire Hills Technology, Inc., which is evaluated on a stand-alone basis.

Information about reportable segments, and the reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2002 and 2001 follows:

	2002		
	Bank	Berkshire Hills Technology, Inc.	Consolidated Totals
		(In thousands)	
Net interest income	$ 64,128	$ -	$ 64,128
Depreciation and	1,813	601	2,414
Provision for loan losses	6,180	-	6,180
License fees	-	6,991	6,991
Minority interest	-	(685)	(685)
Profit (loss)	2,809	(1,040)	1,769
Assets	1,037,047	8,571	1,045,618
Expenditures for additions to premises and equipment	1,042	426	1,468

	2001		
	Bank	Berkshire Hills Technology, Inc.	Consolidated Totals
		(In thousands)	
Net interest income	$ 75,796	$ -	$ 75,796
Depreciation and	1,769	312	2,081
Provision for loan losses	7,175	-	7,175
License fees	-	3,465	3,465
Minority interest	-	(119)	(119)
Profit (loss)	8,868	43	8,911
Assets	1,021,623	9,078	1,030,701
Expenditures for additions to premises and equipment	2,147	1,806	3,953

The Company does not allocate income taxes to its segments, but rather, assigns all taxes to the Bank. Berkshire Hills Technology's results include only six months of fees and expenses for EastPoint in 2001 as compared to twelve months in 2002 as EastPoint was purchased in June 2001.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, Berkshire Hills is required to file reports with, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision ("OTS"). As a savings bank chartered by the Commonwealth of Massachusetts, Berkshire Bank is subject to extensive regulation, examination and supervision by the Massachusetts Commissioner of Banks, as its primary regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. Berkshire Bank is a member of the Federal Home Loan Bank system and, with respect to deposit insurance, of the Bank Insurance Fund managed by the Federal Deposit Insurance Corporation. Berkshire Bank must file reports with the Commissioner of Banks and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Commissioner of Banks and /or the Federal Deposit Insurance Corporation conduct periodic examinations to test Berkshire Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Commissioner of Banks, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on the Company, the Bank and their operations. Certain regulatory requirements applicable to Berkshire Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on Berkshire Bank and Berkshire Hills.

Massachusetts Banking Laws and Supervision

Massachusetts' savings banks are regulated and supervised by the Massachusetts Commissioner of Banks. The Massachusetts Commissioner of Banks is required to regularly examine each state-chartered bank. The approval of the Massachusetts Commissioner of Banks is required to establish or close branches, to merge with another bank, to form a holding company, to issue stock or to undertake many other activities. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be sanctioned. The Massachusetts Commissioner of Banks may suspend or remove directors or officers of a bank who have violated the law, conducted a bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests, or been negligent in the performance of their duties. In addition, the Massachusetts Commissioner of Banks has the authority to appoint a receiver or conservator if it is determined that the bank is conducting its business in an unsafe or unauthorized manner, and under certain other circumstances.

All Massachusetts-chartered savings banks are required to be members of the Depositors Insurance Fund and as such must pay its assessments. The Depositors Insurance Fund is a private deposit insurer which insures all deposits in member banks in excess of Federal Deposit Insurance Corporation deposit insurance limits. In addition, the Mutual Savings Central Fund acts as a source of liquidity to its members in supplying them with low-cost funds, and purchasing qualifying obligations from them.

The powers which Massachusetts-chartered savings banks can exercise under these laws are summarized below.

Lending Activities. A Massachusetts-chartered savings bank may make a wide variety of mortgage loans including fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans that may be made in accordance with applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security. Loans to individual borrowers generally must be limited to 20% of the total of a bank's capital accounts and stockholders' equity.

Investments Authorized. Massachusetts-chartered savings banks have broad investment powers under Massachusetts law, including so-called "leeway" authority for investments that are not otherwise specifically authorized. The investment powers authorized under Massachusetts law are restricted by federal law to permit, in general, only investments of the kinds that would be permitted for national banks. Berkshire Bank has authority to invest in all of the classes of loans and investments that are permitted by its existing loan and investment policies.

Payment of Dividends. A savings bank may only pay dividends on its capital stock if such payment would not impair the bank's capital stock. No dividends may be paid to stockholders of a bank if such dividends would reduce stockholders' equity

of the bank below the amount of the liquidation account required by Massachusetts conversion regulations. Additionally, the Massachusetts Commissioner of Banks may restrict the payment of dividends by a bank if it was determined that such payment would result in safety and soundness concerns.

Parity Regulation. Effective November 19, 2002, Massachusetts law was amended to increase the powers of Massachusetts banks under certain conditions. As a result of such amendment, Massachusetts law permits a Massachusetts bank to engage in any activity or offer any product or service if the activity, product or service is engaged in or offered in accordance with regulations promulgated by the Massachusetts Commissioner of Banks and has been authorized for national banks, federal thrifts or state banks in a state other than Massachusetts; provided that the activity is permissible under applicable federal and Massachusetts law and subject to the same limitations and restrictions imposed on the national bank, federal thrift or out-of-state bank that had previously been granted the power.

Assessments. Savings banks are required to pay assessments to the Commissioner of Banks to fund operations. Assessments paid by Berkshire Bank for the fiscal year ended December 31, 2002 totaled $144,900.

Federal Regulations

Capital Requirements. Under Federal Deposit Insurance Corporation regulations, federally insured state-chartered banks that are not members of the Federal Reserve system ("state non-member banks"), such as Berkshire Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the Federal Deposit Insurance Corporation to not be anticipating or experiencing significant growth and to be in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, non-cumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and a percentage of certain nonfinancial equity investments.

Berkshire Bank must also comply with the Federal Deposit Insurance Corporation risk-based capital guidelines. The Federal Deposit Insurance Corporation guidelines require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as Berkshire Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the Federal Deposit Insurance Corporation's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight and commercial loans have a risk weighting of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, a portion of the net unrealized gain on equity securities and other capital instruments. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The Federal Deposit Insurance Corporation Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The Federal Deposit Insurance Corporation, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. Additionally, the Bank through its capital management and risk assessment policies may determine to maintain capital levels in excess of its regulatory required minimums. In this regard, with the recent performance and level of the Bank's sub-prime automobile loan portfolio, management considers the amount of such portfolios in determining the level of capital it believes to be adequate.

As a savings and loan holding company regulated by the Office of Thrift Supervision, Berkshire Hills is not, under current law, subject to any prompt corrective action provisions.

The following is a summary of Berkshire Bank's regulatory capital at December 31, 2002:

GAAP Capital to Total Assets	11.50%
Total Capital to Risk-Weighted Assets	13.55%
Tier I Leverage Ratio	8.78%
Tier I to Risk-Weighted Assets	11.81%

Standards for Safety and Soundness. The federal banking agencies adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate risk exposure, asset growth, asset quality, earnings and compensation, and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities

Under federal law, all state-chartered Federal Deposit Insurance Corporation insured banks, including savings banks, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the Federal Deposit Insurance Corporation permit exceptions to these limitations. For example, state chartered banks, such as Berkshire Bank, may, with Federal Deposit Insurance Corporation approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under federal law. In addition, the Federal Deposit Insurance Corporation is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. All non-subsidiary equity investments, unless otherwise authorized or approved by the Federal Deposit Insurance Corporation, must have been divested by December 19, 1996, under a Federal Deposit Insurance Corporation approved divestiture plan, unless such investments were grandfathered by the Federal Deposit Insurance Corporation. Berkshire Bank received grandfathered authority from the Federal Deposit Insurance Corporation in February 1993 to invest in listed stocks and/or registered shares. However, the maximum permissible investment is 100% of Tier 1 capital, as specified by the Federal Deposit Insurance Corporation's regulations, or the maximum amount permitted by Massachusetts law, whichever is less. The Federal Deposit Insurance Corporation also required that Berkshire Bank provide prior notice to the agency if it increases the holdings of listed stock and/or registered shares as a percentage of Tier 1 equity capital by 25%. Such grandfathered authority may be terminated upon the Federal Deposit Insurance Corporation's determination that such investments pose a safety and soundness risk to Berkshire Bank or if Berkshire Bank converts its charter or undergoes a change in control. As of December 31, 2002, Berkshire Bank had marketable equity securities including money market preferred stocks with a market value of $19.6 million which were held under such grandfathering authority.

Interstate Banking and Branching

Beginning June 1, 1997, the Interstate Banking Act permitted the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act before June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation before that date. Accordingly, beginning June 1, 1997, the Interstate Banking Act permitted a bank to acquire an institution by merger in a state other than Massachusetts unless the other state had opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The Federal Deposit Insurance Corporation has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4% (3% or less for institutions with the highest examination rating). An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2002, Berkshire Bank met the conditions to be classified a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. No institution may make a capital distribution, including payment as a dividend, if it would be "undercapitalized" after the payment. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the Federal Deposit Insurance Corporation to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions must comply with additional sanctions including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with non-affiliates.

Further, federal law restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, loans to insiders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to Berkshire Bank's employees and does not give preference to the insider over the employees. Federal law places additional limitations on loans to executive officers.

Enforcement

The Federal Deposit Insurance Corporation has extensive enforcement authority over insured savings banks, including Berkshire Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The Federal Deposit Insurance Corporation has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The Federal Deposit Insurance Corporation is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." (See *Prompt Corrective Regulatory Action)* The Federal Deposit Insurance Corporation may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings

through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts

The Federal Deposit Insurance Corporation has adopted a risk-based insurance assessment system. The Federal Deposit Insurance Corporation assigns an institution to one of three capital categories based on the institution's financial information consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the Federal Deposit Insurance Corporation by the institution's primary federal regulator and information which the Federal Deposit Insurance Corporation determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. Bank Insurance Fund members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980s to recapitalize the Federal Savings and Loan Insurance Corporation. Effective January 1, 2000, full pro rata sharing of the payments between Bank Insurance Fund members and Savings Association Insurance Fund members commenced. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates. The Federal Deposit Insurance Corporation has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the Federal Deposit Insurance Corporation, it could have an adverse effect on the earnings of Berkshire Bank.

The Federal Deposit Insurance Corporation may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Berkshire Bank, as a member of the Depositors Insurance Fund, is also subject to its assessments. See "- *Massachusetts Banking Laws and Supervision.*"

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations currently require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $42.1 million less an exemption of $6.0 million (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $42.1 million, the reserve requirement is $1.1 million plus 10% (which may be adjusted by the Federal Reserve Board between 8% and 14%) of the portion in excess of $42.1 million. Berkshire Bank is in compliance with these requirements.

Community Reinvestment Act

Under the Community Reinvestment Act, as implemented by Federal Deposit Insurance Corporation regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the Federal Deposit Insurance Corporation, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. Berkshire Bank's latest Community Reinvestment Act rating received from the Federal Deposit Insurance Corporation was "Outstanding."

Berkshire Bank is also subject to similar obligations under Massachusetts law which has an additional CRA rating category. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such

assessment may serve as a basis for the denial of such application. Berkshire Bank's latest Massachusetts Community Reinvestment Act rating received from the Massachusetts Division of Banks was "Outstanding."

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank system, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Berkshire Bank, as a member of the Federal Home Loan Bank of Boston, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Boston in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank of Boston, whichever is greater. Berkshire Bank was in compliance with this requirement with an investment in Federal Home Loan Bank of Boston stock at December 31, 2002 of $7.4 million.

The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. For the years ended 2002, 2001, 2000, 1999 and 1998, cash dividends from the Federal Home Loan Bank of Boston to Berkshire Bank amounted to approximately $283,300, $303,600, $332,700, $180,900 and $163,600, respectively. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the Federal Home Loan Bank stock held by the Bank.

Holding Company Regulation

Federal law allows a state savings bank that qualifies as a "Qualified Thrift Lender," discussed below, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of federal law. Such election allows its holding company to be regulated as a savings and loan holding company by the Office of Thrift Supervision rather than as a bank holding company by the Federal Reserve Board. Berkshire Bank made such election and the Company is a non-diversified savings and loan holding company within the meaning of federal law. As such, the Company is registered with the Office of Thrift Supervision and has adhered to the Office of Thrift Supervision's regulations and reporting requirements. In addition, the Office of Thrift Supervision may examine and supervise the Company and the Office of Thrift Supervision has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, Berkshire Bank is required to notify the Office of Thrift Supervision at least 30 days before declaring any dividend to the Company. By regulation, the Office of Thrift Supervision may restrict or prohibit the Bank from paying dividends.

As a unitary savings and loan holding company, the Company is generally not restricted as to the types of business activities in which it could engage. The Gramm-Leach-Bliley Act of 1999 expanded the authority of bank holding companies to affiliate with other financial services companies such as insurance companies and investment banking companies. The Gramm-Leach-Bliley Act, however, provided that unitary savings and loan holding companies may only engage in activities permitted to a financial holding company under the legislation and those permitted for a multiple savings and loan holding company. Unitary savings and loan companies existing prior to May 4, 1999, such as the Company, were grandfathered as to the unrestricted activities. Upon any non-supervisory acquisition by the Company of another savings association as a separate subsidiary, the Company would become a multiple savings and loan holding company. Federal law limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, provided the prior approval of the Office of Thrift Supervision is obtained, and to other activities authorized by Office of Thrift Supervision regulation and to those permitted for financial holding companies. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted by federal law.

Federal law prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the Office of Thrift Supervision. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the Company and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except for (1) interstate supervisory acquisitions by

savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the Office of Thrift Supervision (rather than as a bank holding company by the Federal Reserve Board), the Bank must qualify as a Qualified Thrift Lender. To qualify as a Qualified Thrift Lender, the Bank must maintain compliance with the test for a "domestic building and loan association," as defined in the Internal Revenue Code, or with a Qualified Thrift Lender Test. Under the Qualified Thrift Lender Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of December 31, 2002, Berkshire Bank maintained 79.6% of its portfolio assets in qualified thrift investments.

Massachusetts Holding Company Regulation. In addition to the federal holding company regulations, a bank holding company organized or doing business in Massachusetts must comply with any regulation under the Massachusetts law. The term "bank holding company," for the purposes of Massachusetts law, is defined generally to include any company which, directly or indirectly, owns, controls or holds with power to vote more than 25% of the voting stock of each of two or more banking institutions, including commercial banks and state co-operative banks, savings banks and savings and loan associations and national banks, federal savings banks and federal savings and loan associations. In general, a holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of Massachusetts law. Under Massachusetts law, the prior approval of the Board of Bank Incorporation is required before: any company may become a bank holding company; any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of, or all or substantially all of the assets of, a banking institution; or any bank holding company merges with another bank holding company. Although the Company is not a bank holding company for purposes of Massachusetts law, any future acquisition of ownership, control, or the power to vote 25% or more of the voting stock of another banking institution or bank holding company would cause it to become such. The Company has no current plan or arrangement to acquire ownership or control, directly or indirectly, of 25% or more of the voting stock of another banking institution.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission under the Exchange Act. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of shares of common stock does not cover the resale of such shares. Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. The resale restrictions of Rule 144 under the Securities Act govern shares purchased by an affiliate of the Company. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (1) 1% of the outstanding shares of the Company or (2) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under specific circumstances.

FEDERAL AND STATE TAXATION ON INCOME

Federal Income Taxation

General. The Company and Berkshire Bank report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to the Company and Berkshire Bank in the same manner as to other corporations with some exceptions, including particularly Berkshire Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Berkshire Bank or the Company. Berkshire Bank's federal income tax returns have been either audited or closed under the statute of limitations through tax year 1999. For its 2002 tax year, Berkshire Bank's maximum federal income tax rate was 35%.

Bad Debt Reserves. For fiscal years beginning before December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986, as amended, were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve

could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for non-qualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $844,000 of the Bank's accumulated bad debt reserves would not be recaptured into taxable income unless the Bank makes a "nondividend distribution" to the Company as described below.

Distributions. If the Bank makes "nondividend distributions" to the Company, they will be considered to have been made from the Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "nondividend distributions," and then from the Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in the Bank's taxable income. Nondividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's taxable income.

The amount of additional taxable income triggered by a nondividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if the Bank makes a nondividend distribution to the Company, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Massachusetts Taxation. The Massachusetts excise tax rate for savings banks is currently 10.5% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except no deduction is allowed for taxes paid to the state which are based on income. Carryforwards and carrybacks of net operating losses are not allowed.

A financial institution or business corporation is generally entitled to special tax treatment as a "securities corporation," provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "securities corporation" by the Commissioner of the Massachusetts Department of Revenue. A securities corporation that is also a bank holding company under the Code must pay a tax equal to 0.33% of its gross income. A securities corporation that is not a bank holding company under the Code must pay a tax equal to 1.32% of its gross income. Two of the Bank's subsidiaries, North Street Securities Corporation and Woodland Securities, Inc., are Massachusetts securities corporations.

In November 2002, the Bank received a "Notice of Intent to Assess" from the Commonwealth of Massachusetts Department of Revenue ("DOR") and, subsequently, in January 2003, received a "Notice of Assessment." The notices indicate that the Bank owes approximately $770,000 in additional state taxes, including interest, for the tax year ended December 31, 2001, related to the denial by the DOR of the Bank's claim of a dividends received deduction for dividends received from the Bank's real estate investment trust ("REIT") subsidiary. There is no possible assessment relating to the December 31, 2002 return due to the loss incurred by the Bank on a separate company basis.

The DOR contends that dividend distributions by the Bank's subsidiary, Gold Leaf Capital Corp. (the "Subsidiary") to the Bank are fully taxable in Massachusetts. The Bank believes that the Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions applies to the distributions made by the Subsidiary to the Bank. Accordingly, no provision has been made in the Bank's consolidated financial statements for the amounts assessed or additional amounts that might be assessed in the future. The Bank has appealed the assessment and will pursue all available means to defend its position. Assessed amounts ultimately paid, if any, would be deductible expenses for federal income tax purposes.

In January 2003, legislation was proposed in Massachusetts, which prohibits use of the 95% dividends received deduction when the dividends are received from a REIT, effective for the tax years beginning in 1999. On March 5, 2003, the Governor of Massachusetts signed the legislation. As a result, the Company has ceased recording tax benefits associated with the dividends received deduction effective for the 2003 tax year and accrued $513,000, representing the amount of tax benefits

realized by the Company through the dividends received deduction through the 2002 tax year. Such amount includes interest assessed by the Massachusetts Department of Revenue through December 31, 2002. The Company intends to vigorously appeal the retroactive nature of the provision.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Company Website and Availability of Securities and Exchange Commission Filings

The Company's Internet website is www.berkshirebank.com. The Company makes available free of charge on or through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

ITEM 1A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the executive officers of Berkshire Hills and/or Berkshire Bank.

Name	Age[1]	Position
Michael P. Daly	41	President and Chief Executive Officer
Robert A. Wells	63	Chairman of the Board
Charles F. Plungis, Jr.	51	Senior Vice President, Chief Financial Officer and Treasurer[2]
Wayne F. Patenaude	42	Senior Vice President, Chief Financial Officer and Treasurer[2]
Gayle P. Fawcett	50	Senior Vice President of Retail Banking and Operations of Berkshire Bank

(1) As of December 31, 2002

(2) Mr. Plungis has retired as Senior Vice President, Chief Financial Officer and Treasurer, effective on February 28, 2003. Berkshire Hills and Berkshire Bank have named Mr. Patenaude as his successor, effective March 1, 2003.

The executive officers are elected annually and hold office until their successors have been elected and qualified or until they are removed or replaced.

Biographical Information

Michael P. Daly serves as President and Chief Executive Officer of the Company and Berkshire Bank. Before being named to this position, Mr. Daly served as Executive Vice President and Senior Loan Officer of Berkshire Bank and Executive Vice President of the Company and Senior Vice President of Commercial Banking.

Robert A. Wells is Chairman of the Board of the Company and Berkshire Bank.

Charles F. Plungis, Jr. was Senior Vice President, Chief Financial Officer and Treasurer of the Company and Berkshire Bank until his retirement effective February 28, 2003.

Wayne F. Patenaude will be Senior Vice President, Chief Financial Officer and Treasurer of the Company and Berkshire Bank, effective March 1, 2003. Mr. Patenaude served as Executive Vice President, Chief Financial Officer and Treasurer of American Savings Bank, located in New Britain, Connecticut, from 1999 until American Savings Bank's acquisition by Banknorth, N.A. on February 14, 2003. Prior to working for American, Mr. Patenaude was the Chief Financial Officer and Treasurer of Southington Savings Bank located in Southington, Connecticut from 1998 to 1999. Mr. Patenaude was Senior Vice President and Chief Financial Officer of Glastonbury Bank & Trust Company from 1991 to 1998.

Gayle P. Fawcett is Senior Vice President of Retail Banking and Operations of Berkshire Bank.

ITEM 2. PROPERTIES

The Company and the Bank currently conducts their business through the main office located in Pittsfield, Massachusetts, and 11 other full service banking offices and one other facility listed below. The Company and the Bank believe that their facilities are adequate to meet their present and immediately foreseeable needs.

Location	Lease Or Own	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2002 (In thousands)
Main Office				
24 North Street Pittsfield, Massachusetts	Own	1898	—	$1,640
Banking Offices				
244 Main Street Great Barrington, Massachusetts	Own	1950	—	673
103 North Main Street Sheffield, Massachusetts	Own	1966	—	193
Old Town Hall 43 East Street Pittsfield, Massachusetts	Lease	1969	2030	472
2 Depot Street W. Stockbridge, Massachusetts	Own	1975	—	89
165 Elm Street Pittsfield, Massachusetts	Own	1977	—	281
255 Stockbridge Road Great Barrington, Massachusetts	Own	1985	—	233
37 Main Street North Adams, Massachusetts	Lease	1985	2005(1)	344
1 Park Street Lee, Massachusetts	Own	1991	—	208
32 Main Street Stockbridge, Massachusetts	Own	1991	—	275
66 West Street Pittsfield, Massachusetts	Lease	1998	2009(2)	91
Allendale Shopping Center 39 Cheshire Road Pittsfield, Massachusetts	Lease	2001	2021(3)	1,222
Other Office				
66 Allen Street(4) Pittsfield, Massachusetts	Own	1999	—	2,210

(1) Berkshire Bank has one option to renew for ten years.
(2) Berkshire Bank has two options to renew each for an additional five-year period.
(3) Berkshire Bank has four options to renew each for an additional five-year period.
(4) This facility houses Berkshire Bank's Commercial Lending Division, Investment Department, Asset Management/Trust Department and Government Banking Program.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits involving Berkshire Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Company is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock is traded on the American Stock Exchange under the symbol "BHL." As of February 25, 2003, the Company had approximately 987 holders of record. The following table sets forth, for the quarters indicated, the daily closing high and low sales price for the Common Stock and the dividends paid. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

	For the Year Ended December 31, 2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$ 25.25	$ 27.25	$ 26.20	$ 22.08
Low	$ 22.94	$ 20.99	$ 21.98	$ 19.65
Dividend Paid	$ 0.12	$ 0.12	$ 0.12	$ 0.12

	For the Year Ended December 31, 2001			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$ 20.25	$ 19.90	$ 18.75	$ 18.65
Low	$ 17.85	$ 16.75	$ 17.10	$ 15.13
Dividend Paid	$ 0.11	$ 0.11	$ 0.11	$ 0.10

ITEM 6. SELECTED FINANCIAL DATA

The Company has derived the following selected consolidated financial and other data of the Company and Berkshire Bank in part from the consolidated financial statements and notes appearing elsewhere in this Form 10-K. The data as of December 31, 2002, 2001 and 2000 are derived from the audited consolidated financial statements for Berkshire Hills Bancorp and Berkshire Bank. The data as of December 31, 1999 and 1998 and for the years then ended are derived from the audited consolidated financial statements of Berkshire Bancorp and Berkshire Bank.

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 1,045,618	$ 1,030,701	$ 1,011,340	$ 841,651	$ 780,289
Loans, net	712,714	791,920	783,405	665,554	599,171
Investment securities:					
Available for sale	173,169	104,446	99,309	93,084	93,774
Held to maturity	44,267	33,263	32,238	17,014	23,780
Federal Home Loan Bank stock	7,440	7,027	5,651	3,843	2,547
Savings Bank Life Insurance stock	2,043	2,043	2,043	2,043	2,043
Deposits(1)	782,360	742,729	729,594	680,767	647,122
Federal Home Loan Bank advances	133,002	133,964	101,386	58,928	29,590
Repurchase agreements	700	1,890	2,030	1,120	7,000
Total stockholders' equity	120,240	139,323	161,322	88,352	84,201
Real estate owned	1,500	-	50	220	398
Nonperforming loans	3,741	2,702	2,869	2,841	3,490
Selected Operating Data:					
Total interest and dividend income	$ 64,128	$ 75,796	$ 71,018	$ 58,468	$ 52,495
Total interest expense	23,428	33,560	33,468	26,922	24,182
Net interest income	40,700	42,236	37,550	31,546	28,313
Provision for loan losses	6,180	7,175	3,170	3,030	2,055
Net interest income after provision for loan losses	34,520	35,061	34,380	28,516	26,258
Noninterest income:					
Service charges and fees	4,469	4,187	3,743	3,405	2,568
Gain on sales and dispositions of securities, net	14,470	268	423	491	425
Loss on sale of loans	(10,702)	-	-	-	-
Other(2)	5,181	6,093	580	402	300
Total noninterest income	13,418	10,548	4,746	4,298	3,293
Total noninterest expense	45,807	32,349	32,184	25,196	22,359
Income before income taxes	2,131	13,260	6,942	7,618	7,192
Income taxes	362	4,349	2,360	1,995	2,768
Net income	$ 1,769	$ 8,911	$ 4,582	$ 5,623	$ 4,424
Dividends per share	$ 0.48	$ 0.43	$ 0.10	N/A	N/A
Earnings per share					
Basic	$ 0.33	$ 1.42	N/A	N/A	N/A
Diluted	$ 0.30	$ 1.35	N/A	N/A	N/A
Book value per share	$ 19.66	$ 21.68	$ 21.02	N/A	N/A

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
Selected Operating Ratios and Other Data[3]:					
Performance Ratios:					
Average yield on interest-earning assets	6.49%	7.80%	8.04%	7.65%	7.83%
Average rate paid on interest-bearing liabilities	2.85	4.25	4.64	4.15	4.36
Interest rate spread[4]	3.64	3.55	3.40	3.50	3.47
Net interest margin[5]	4.12	4.35	4.25	4.13	4.22
Interest-bearing assets to interest-bearing liabilities	120.33	123.04	122.53	117.75	120.94
Net interest income after provision for loan losses to noninterest expense	75.36	108.39	106.82	113.18	117.44
Noninterest expense as a percent of average assets	4.36	3.13	3.44	3.09	3.19
Return on average assets[6]	0.17	0.86	0.49	0.69	0.63
Return on average equity[7]	1.30	5.74	3.72	6.51	5.56
Average equity to average assets	12.95	15.00	13.15	10.59	11.34
Dividend payout ratio[8]	145.45	30.28	N/A	N/A	N/A
Efficiency ratio[9]	77.27	61.60	76.86	71.27	71.71
Regulatory Capital Ratios:					
Tier 1 capital to average assets	10.05	11.02	14.54	7.91	7.79
Total capital to risk-weighted assets	15.21	15.73	20.15	12.90	13.04
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans[10]	0.52	0.34	0.36	0.42	0.58
Nonperforming assets as a percent of total assets[11]	0.50	0.26	0.29	0.36	0.50
Allowance for loan losses as a percent of total loans	1.43	1.37	1.29	1.27	1.25
Allowance for loan losses as a percent of nonperforming loans	275.54	408.36	356.08	300.39	217.45
Net loans charged-off as a percent of interest-earning loans	0.96	0.79	0.19	0.31	0.09

(1) Includes mortgagors' escrow accounts.
(2) Consists primarily of Berkshire Hills Technology's revenues in 2002 and 2001. Berkshire Hills Technology did not exist prior to 2001.
(3) Regulatory Capital and Asset Quality Ratios are end of period ratios. Performance Ratios are based on daily averages.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5) Net interest income as a percentage of average interest-earning assets.
(6) Net income divided by average total assets.
(7) Net income divided by average total equity.
(8) Dividends per share divided by basic earnings per share. Comparable figures for 2000, 1999 and 1998 are not available as the Company began paying dividends in the fourth quarter of 2000.
(9) Operating expenses divided by net interest income plus other income, less gain on sale of securities plus losses on sale of loans. For purposes of the 2002 computation, the severance payments of $6.9 million were deducted from operating expenses.
(10) Nonperforming loans consist of nonaccrual loans.
(11) Nonperforming assets consist of nonaccrual loans and real estate owned.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake — and specifically disclaims any obligation — to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Operating Strategy

The Bank is an independent, community-oriented savings bank, delivering quality customer service and offering a wide range of deposit, loan and investment products to its customers. In recent years, the Bank's strategy has been to enhance profitability through controlled balance sheet growth by emphasizing the origination of real estate mortgages, commercial loans and home equity loans, increasing sources of noninterest income and by improving operating efficiencies while managing its capital position and limiting its credit and interest rate risk exposure. To accomplish these objectives, the Bank has sought to:

- Operate as a full service community bank by expanding the services and products it offers.
- Provide superior customer service and innovative products, by increasing the functionality of its ATM network and expanding the capability of its call center.
- Increase fee income by broadening non-depository product offerings and services.
- Continue to increase its emphasis on high quality consumer and commercial loans to maintain the yields earned on its overall loan portfolio, without incurring unacceptable credit risk.
- Control credit risk by continuing to employ conservative underwriting standards to minimize the level of new problem assets.
- Manage interest rate risk by emphasizing investments in shorter-term loans and investment securities.
- Invest primarily in debt instruments and money market type equity investments to provide adequate liquidity, to meet cash flow needs and to earn a reasonable return on investment.

Fourth Quarter Events and Recent Developments

In 2002, as part of the Bank's effort to enhance its risk management practices and lower its automobile loan exposure, especially its exposure to indirect sub-prime automobile loans, the Bank discontinued the origination of indirect sub-prime automobile loans. In December 2002, the Bank accelerated its plan to exit the indirect sub-prime automobile loan business by selling $69.7 million of such loans, which resulted in charges of $11.2 million. The Bank will continue to invest in indirect automobile loans, but not the sub-prime segment of this market.

As part of a revised long-term business strategy, the Bank restructured its investment portfolio placing less emphasis on equity securities. Equities totaling $18.8 million were sold in December 2002 resulting in a gain of $14.8 million. Excluding Federal Home Loan Bank ("FHLB") and Savings Bank Life Insurance ("SBLI") stock, equities comprised 9.0% of the investment portfolio at December 31, 2002.

As part of its revised policy and procedures for reviewing and estimating writedowns of repossessed assets, the Bank recognized a charge of $1.8 million of which $1.3 million was the result of writing down the values of repossessed automobiles and $500,000 was related to the writedown of one foreclosed property. The Bank also increased its allowance for loan losses by $1.5 million to reflect a lower estimate for recoverability of the Bank's remaining sub-prime indirect automobile loans.

In December 2002, the Bank prepaid several higher-rate FHLB borrowings and replaced them with lower rate, shorter-term FHLB borrowings. FHLB borrowings totaling $21.2 million with a weighted average maturity of approximately 26 months and a weighted average interest rate of approximately 5.56% were replaced by $20.0 million of FHLB borrowings with a weighted average maturity of nine months at a weighted average cost of 1.53%. The Company incurred a prepayment penalty of $1.1 million in the fourth quarter of 2002 to do so.

The Commonwealth of Massachusetts Department of Revenue notified Berkshire Bank that it owes approximately $770,000 in additional state taxes, including interest, for the tax year ended December 31, 2001, related to the denial by the Department of Revenue of Berkshire Bank's claim for a deduction received from dividends from Berkshire Bank's real estate investment trust subsidiary. Berkshire Bank claims that the dividends it received were appropriate under applicable law. Accordingly, Berkshire Bank has appealed the assessment and provided no provision in the Company's consolidated financial statements. Assessed amounts ultimately paid, if any, would be deductible expenses for federal income tax purposes.

In January 2003, legislation was proposed in Massachusetts, which prohibits use of the 95% dividends received deduction when the dividends are received from a REIT, effective for the tax years beginning in 1999. On March 5, 2003, the Governor of Massachusetts signed the legislation. As a result, the Company has ceased recording tax benefits associated with the dividends received deduction effective for the 2003 tax year and accrued $513,000, representing the amount of tax benefits realized by the Company through the dividends received deduction through the 2002 tax year. Such amount includes interest assessed by the Massachusetts Department of Revenue through December 31, 2002. The Company intends to vigorously appeal the retroactive nature of the provision.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets were $1.05 billion at December 31, 2002, an increase of $14.9 million, or 1.4%, from $1.03 billion at December 31, 2001. An increase of $79.7 million in securities, excluding FHLB and SBLI stock, and an increase of $23.9 million in short-term investments more than offset a decrease of $79.8 million in total loans outstanding. The Company's investment portfolio, excluding FHLB and SBLI stock, increased 57.9% to $217.4 million at the end of 2002 from $137.7 million at the end of 2001 as proceeds from loan and equity sales were invested in securities, primarily CMOs and callable Agency notes. Short-term investments totaled $43.4 million at December 31, 2002, an increase of 122.9% from $19.5 million at December 31, 2001 reflecting the investment of excess funds. Loans totaled $723.2 million at the end of 2002, a decrease of 9.9% from $803.0 million at the end of 2001. Automobile loans decreased $110.9 million, or 51.4%, to $105.0 million at December 31, 2002 from $216.0 at December 31, 2001 as the Bank looked to exit the indirect sub-prime automobile loan business by allowing the Bank's balance of indirect sub-prime automobile loans to run off during much of the year and, in December 2002, by selling $69.7 million of its remaining indirect sub-prime automobile loans to a third party. At December 31, 2002, $18.2 million of indirect sub-prime automobile loans remained. Construction and land development loans decreased $5.3 million, or 23.1%, to $17.6 million at December 31, 2002 from $22.9 million at December 31, 2001 as completed projects converted to permanent financing. Somewhat offsetting these decreases were increases in commercial real estate and residential one- to four-family loans. Commercial real estate totaled $119.2 million at December 31, 2002, an increase of $34.5 million, or 40.7%, from $84.7 million last year while residential one- to four-family loans increased $6.1 million, or 2.5%, to $246.9 million at December 31, 2002 from $240.9 million at December 31, 2001. Both of these increases reflect a strong local real estate loan market and low market interest rates. Commercial loans declined $4.8 million, or 2.8%, to $165.4 million reflecting high principal prepayments.

Nonperforming loans totaled $3.7 million at December 31, 2002, an increase of $1.0 million, or 38.5%, from $2.7 million at December 31, 2001. This increase was primarily due to a rise in commercial nonaccruing loans which totaled $2.9 million at the end of 2002 compared to $2.1 million at the end of 2001, reflecting one loan for $1.8 million being placed on nonaccrual status. Nonaccruing consumer loans totaled $661,000 at the end of 2002 up from $315,000 at the end of 2001, reflecting the continued general weakness in the economy. However, automobile loans in the amount of $590,000 were 90 days or more past due and still accruing interest at the end of 2002, compared to $1.3 million at the end of 2001. The ratio of nonperforming loans to total loans at December 31, 2002 and 2001 was 0.52% and 0.34%, respectively. Real estate owned totaled $1.5 million at the end of 2002 compared to none for last year as the Bank took possession of one commercial property in the first quarter of 2002. On February 13, 2003 the Bank sold this property for $1.5 million.

Other assets declined $5.9 million, or 30.7%, to $13.3 million at December 31, 2002 from $19.2 million at December 31, 2001. As a direct result of the Bank's sale of $69.7 million of indirect sub-prime automobile loans, prepaid dealer reserves (the amount Berkshire Bank compensates the originator of an indirect automobile loan) declined $5.1 million. The total value of repossessed vehicles fell $1.7 million in 2002 due to declining used car prices and lowered valuations placed on vehicles repossessed by the Bank. Repossessed vehicles are priced at net realizable value including deductions made for expenses necessary to prepare the vehicle for sale. The dealer reserve and repossessed automobile decrease were somewhat offset by increases of $900,000 in various other assets.

Interest bearing liabilities increased $33.1 million, or 4.2%, to $828.9 million at December 31, 2002 from $795.8 million at December 31, 2001, due primarily to a $35.2 million, or 5.3%, increase in interest bearing deposits to $695.2 million at the end of 2002 from $660.0 million at the end of 2001. Certificates of deposit and savings accounts increased $19.9 million while money market and NOW accounts increased $15.4 million. Noninterest bearing demand deposits grew $4.4 million to $87.1 million at December 31, 2002 from $82.8 million at December 31, 2001. FHLB borrowings and retail repurchase agreements decreased $2.2 million to $133.7 million at the end of 2002 from $135.9 million for the end of 2001.

Stockholders' equity totaled $120.2 million at December 31, 2002, a decrease of $19.1 million, or 13.7%, from $139.3 million at December 31, 2001. This decrease was primarily due to a $13.3 million decrease in accumulated other comprehensive income resulting from the sale of equity securities by the Company in 2002. Also impacting this decrease was the repurchase of 314,913 shares at a cost of $7.0 million and the payment of $2.7 million of dividends, partially offset by net income of $1.8 million.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

Net Income. Net income totaled $1.8 million for the year ended December 31, 2002, a decrease of $7.1 million, or 80.1%, from $8.9 million for the year ended December 31, 2001. Net income for 2002 includes $8.3 million in charges in connection with the restructuring of the Company's senior management and the reorganizing of the Company's long-term business strategy while net income for 2001 includes a one-time gain of $2.2 million from the dissolution of the Bank's defined benefit pension plan. Basic and diluted earnings per share for the year ended December 31, 2002 were $0.33 and $0.30, respectively, compared to basic and diluted earnings of $1.42 and $1.35 for the year ended December 31, 2001.

Net Interest Income. Net interest income decreased $1.5 million, or 3.6%, to $40.7 million in 2002 from $42.2 million in 2001 as the relatively low market interest rate environment led to a high number of loan prepayments and refinancings which had a negative impact on earnings. The average yield on interest bearing assets declined 131 basis points to 6.49% for the year ended December 31, 2002 compared to 7.80% for the year ended December 31, 2001 and more than offset a $16.2 million increase in average interest bearing assets to $987.9 million for 2002 compared to $971.7 million for 2001. Average interest bearing liabilities increased $31.3 million to $821.0 million in 2002 from $789.7 in 2001, but were more than offset by a lower average rate paid of 2.85% in 2002 compared to 4.25% in 2001 reflecting the low market interest rate environment. As a result, the Company's net interest margin for the twelve months ended December 31, 2002 and 2001 were 4.12% and 4.35%, respectively.

Interest and dividend income fell $11.7 million, or 15.4%, to $64.1 million for 2002 from $75.8 million for 2001 as interest earned on the Bank's loan portfolio dropped $11.4 million, or 16.7%, from $68.3 million for 2001 as the average balance of the Bank's loans fell to $791.3 in 2002 from $815.1 for last year and the average rate earned equaled 7.19% in 2002 compared to 8.38% for 2001. The lower loan interest income also reflects the forfeiture of $492,000 in accrued interest related to the December sale of indirect sub-prime automobile loans. Interest and dividend income on the Company's investment portfolio, including FHLB and SBLI stock, equaled $6.8 million in 2002, a decrease of $330,000, or 4.7%, from $7.1 million earned in 2001. Higher average balances were not enough to offset the decrease in average rate earned on the investment portfolio. The average balance of the investment portfolio increased $24.0 million to $168.7 million in 2002 while the average rate earned dropped 89 basis points to 4.01% in 2002.

The decrease in interest and dividend income was mostly offset by a decrease in interest expense as interest paid dropped $10.1 million, or 30.2%, to $23.4 million for the year ended December 31, 2002 from $33.6 million for the year ended December 31, 2001 due to lower rates paid, particularly on the Bank's deposit accounts. Interest paid on deposits totaled $17.8 million for the twelve months ended December 31, 2002, a decrease of $8.9 million, or 33.4%, from $26.7 million for the twelve months ended December 31, 2001. Average interest bearing deposit balances increased $21.7 million to $679.2 million in 2002 from $657.5 million in 2001, but were more than offset by a lower average rate paid of 2.62% in 2002 compared to 4.06% in 2001. Interest paid on borrowings also decreased due to lower interest rates paid as interest on FHLB advances and securities sold under agreements to repurchase totaled $5.7 million this year, a decrease of $1.2 million, or 17.8%, from $6.9 million last year, even though borrowings only declined $2.2 million, or 1.6%, from last year.

Provision for Loan Losses. The provision for loan losses decreased $1.0 million, or 13.9%, to $6.2 million in 2002 from $7.2 million in 2001 as a greater number of charge-offs in 2002 were more than offset by a higher number of recoveries and a decrease in the balance of indirect sub-prime automobile loans. Total charge-offs were $10.0 million in 2002, an increase of $3.0 million, or 42.0%, from $7.1 million last year. This increase was due to the higher consumer loan charge-offs which rose $3.1 million in 2002. However, this increase was somewhat offset by the Bank's strong efforts in 2002 to recover charged-off loans. Recoveries totaled $3.1 million in 2002, an increase of $2.4 million over $705,000 in 2001. Net charge-offs were $6.9 million for the year ended December 31, 2002 compared to $6.4 million last year, an increase of $549,000, or 8.6%.

The provision for 2002 also includes $1.5 million added in the fourth quarter of 2002 to cover losses inherent in the remaining indirect sub-prime indirect automobile loan portfolio. At December 31, 2002, the allowance for loan losses was $10.3 million and represented 1.43% of total loans and 275.54% of nonperforming loans compared to $11.0 million at December 31, 2001, which represented 1.37% of total loans and 408.36% of nonperforming loans.

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio. Management assesses the adequacy of the allowance for loan losses based on known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. While management believes that, based on information currently available, Berkshire Bank's allowance for loan losses is sufficient to cover losses inherent in the Bank's loan portfolio at this time, no assurances can be given that Berkshire Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may increase its level of allowance for loan losses as a percentage of total loans and nonperforming loans if the level of commercial real estate, multi-family, commercial, construction and development or consumer loans as a percentage of its total loan portfolio increases. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Berkshire Bank's allowance for loan losses. These agencies may require Berkshire Bank to provide additions to the allowance based upon judgments different from management.

Noninterest Income. Noninterest income totaled $13.4 million for the twelve months ended December 31, 2002, an increase of $2.9 million, or 27.2%, over $10.6 million for 2001. Noninterest income for 2002 includes several items related to the reorganizing of the Company's long-term business strategy that took place in the fourth quarter of 2002. A $14.8 million gain on the sale of equity securities was nearly offset by $13.4 million in charges relating to the sale of indirect sub-prime automobile loans, the writedown of one security, the writedown of repossessed automobiles, and the prepayment penalty on FHLB advances. Noninterest income also increased in 2002 due to the recording of a full year's worth of fees earned from the operations of EastPoint Technologies, LLC versus only six months last year, a difference of $3.5 million. In addition, customer service fees increased $423,000, or 23.4%, due to increased ATM and checking account fees. Noninterest income for 2001 includes a one-time gain of $2.2 million on the curtailment of the Bank's defined benefit pension plan.

Noninterest Expense. Noninterest (operating) expenses increased $13.5 million, or 41.6%, to $45.8 million for the year ended December 31, 2002 from $32.3 million for the year ended December 31, 2001 as expenses for 2002 included charges related to the restructuring of the Company's senior management and the retirement of several directors. In the fourth quarter of 2002, the Company and the Bank restructured their management team, which resulted in $6.6 million of charges, consisting of the payment to or accrual of severance payments for three executive officers and one senior vice president under existing contractual obligations. Additionally, seven directors retired from the Boards of the Company and the Bank and, as a result, the Company incurred a $300,000 charge in the fourth quarter to fund retirement plan benefits. Expenses pertaining to foreclosed real estate and other loans increased $1.0 million to $3.3 million as the Bank wrote down the value of one commercial property by $500,000. As was the case with noninterest income, noninterest expenses also increased due to the recognition of a full year's worth of expenses of EastPoint compared to only six months last year. The increase attributable to EastPoint totaled $4.8 million.

Income Taxes. Income taxes for the year ended December 31, 2002 were $362,000, a decrease of $4.0 million from $4.3 million for the year ended December 31, 2001. The effective tax rate for 2002 and 2001 were 17.0% and 32.8%, respectively. The lower rate paid in 2002 was due to the increase in the ratio of tax exempt income and qualifying dividends received to pretax income.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income rose $4.3 million, or 94.5%, to $8.9 million for the year ended December 31, 2001 from $4.6 million for the year ended December 31, 2000. Net income for 2001 includes a one-time gain of $2.2 million from the dissolution of the Bank's defined benefit pension plan while the results from 2000 include a $5.7 million donation of Berkshire Hills common stock by Berkshire Hills to Berkshire Hills Foundation, in connection with the mutual to stock conversion in June 2000. Basic and diluted earnings per share for the year ended December 31, 2001 were $1.42 and $1.35, respectively. There are no comparable earnings per share figures for 2000, as the Company became a public company in June 2000.

Net Interest Income. Net interest income increased $4.7 million, or 12.5%, to $42.2 million in 2001 from $37.5 million in 2000. A sustained decline in market interest rates throughout 2001 coupled with a change in the Bank's deposit pricing strategies helped to increase net interest income and kept margins high. The Bank's net interest margin for the twelve months ended December 31, 2001 and 2000 were 4.35% and 4.25%, respectively. Total interest and dividend income rose $4.8 million, or 6.7%, to $75.8 million in 2001 from $71.0 million in 2000 and was reduced by an increase in interest expense of only $92,000 in 2001. Interest expense totaled $33.6 million in 2001 as compared to $33.5 million in 2000 as increases in interest bearing liabilities were nearly offset by lower rates paid.

The increase in interest income was due to an $87.9 million, or 9.9%, increase in average interest earning assets which totaled $971.7 million this year from $883.8 million last year. This increase more than offset a 24 basis point decrease on average yield on interest earning assets which fell to 7.80% in 2001 from 8.04% in 2000 as market rates began to have an adverse effect on asset portfolio yields. Interest on loans rose $4.6 million, or 7.3%, to $68.3 million in 2001 from $63.7 million in 2000 fueled by the growth in commercial real estate and construction loans, offset by a 15 basis point drop on average yield on loans to 8.38% in 2001 from 8.53% in 2000. Investment securities income, not including FHLB stock and SBLI stock, rose to $6.7 million in 2001 from $6.3 million in 2000, an increase of $429,000, or 6.8%, due to an increase in average balances, offset by a decrease in average rate earned. The average balance of investment securities increased $16.8 million to $136.9 million in 2001 while average yield on investment securities dropped 33 basis points to 4.91%.

Interest expense increased $92,000, or 0.3%, to $33.6 million in 2001 from $33.5 million in 2000. Interest expense on deposits decreased $918,000, or 3.3%, to $26.7 million in 2001 as the average cost of interest bearing deposits fell to 4.06% in 2001 from 4.40% in 2000. This was somewhat offset by a $30.5 million increase in average interest bearing deposit balances to $657.5 million in 2001 from $627.0 million in 2000 as people looked for a safe haven for their investments. Interest paid on FHLB advances increased $847,000 to $6.6 million as a 106 basis point drop in average cost could not offset a $35.4 million increase in average FHLB balances. The average cost on FHLB borrowings was 5.17% in 2001 versus 6.23% in 2000 while the average balance equaled $128.0 million in 2001 compared to $92.6 million in 2000. Interest paid on securities sold under agreement to repurchase and other borrowings totaled $262,000 in 2001 as the Bank realized $202,000 in interest expense early in the year to finance automobile loans sold with recourse.

Provision for Loan Losses. The provision for loan losses increased $4.0 million, or 126.3%, to $7.2 million in 2001 from $3.2 million in 2000. The Bank initiated a more aggressive charge-off policy for automobile loans whereby all automobile loans that are 120 days or more past due, except customers who are in bankruptcy proceedings, were charged-off. This change was the primary reason total charge-offs increased to $7.1 million in 2001 from $1.9 million in 2000. Additional provisions were also required to offset growth in the loan portfolio and an increase in commercial loan delinquencies as a weakening economy contributed to an increase in nonaccruing commercial loans to $2.1 million at December 31, 2001 from $466,000 at December 31, 2000. Lastly, the Bank also reviewed and updated its loan classifications and corresponding reserve requirement percentages. As a result, the allowance for loan losses as a percent of total loans increased to 1.37% in 2001 from 1.29% in 2000. The allowance for loan losses as a percent of nonperforming loans was 408.36% this year from 356.08% last year.

Noninterest Income. Noninterest income totaled $10.5 million for 2001 and $4.7 million for 2000, an increase of $5.8 million, or 122.3%. Noninterest income for 2001 includes a one-time gain of $2.2 million related to the curtailment of the Bank's defined benefit pension plan, and revenue of $3.5 million for license maintenance and processing fees, and license sales and other fees that were derived from the operations of EastPoint Technologies, LLC which was purchased in June of 2001. Excluding the pension plan gain and EastPoint's revenues, noninterest income increased $164,000, or 3.5%, in 2001. Customer service fees increased $220,000 to $1.8 million in 2001 as higher activity levels resulted in increases in ATM fees, debit card fees, and bank service charges. Loan servicing fees increased $149,000 to $595,000 in 2001 as the Bank executed a strategy of selling newly written fixed rate loans.

Noninterest Expense. Noninterest expense increased $165,000, or 0.5%, to $32.3 million for the year ended December 31, 2001 from $32.2 million last year. Noninterest expense for 2001included $3.4 million relating to EastPoint's operations. Noninterest expense in 2000 included a contribution of $5.7 million to fund Berkshire Hills Foundation. Excluding these two items, noninterest expenses rose $2.5 million, or 9.3%, to $29.0 million in 2001 from $26.5 million in 2000. Expenses related to foreclosed real estate and other loans, and in particular, the repossession and sale of a larger number of automobiles, accounted for an increase of $1.1 million, or 92.1%, to $2.2 million in 2001 from $1.2 million in 2000. Salaries and benefits increased to $17.6 million in 2001, up $4.0 million, or 29.0%, from $13.6 million in 2000 as the Company's operating staff expanded due to the EastPoint purchase. Occupancy and equipment expense was $4.7 million, an increase of $511,000, or 12.2%, from 2000 as the Bank renovated two branches. Professional services increased $464,000, or 54.6%, to $1.3 million in 2001 from $850,000 in 2000 primarily due to legal and consulting expenses related to the acquisition and operation of EastPoint. Data processing expense fell $700,000 as the Bank switched to an in-house imaging system from an outsourced operation.

Income Taxes. Income taxes for the year ending December 31, 2001 were $4.3 million, an increase of $2.0 million, or 84.3%, over the $2.4 million paid for the year ending December 31, 2000. The effective tax rates for 2001 and 2000 were 32.8% and 34.0%, respectively. The lower effective rate in 2001 was partially attributable to the establishment of a real estate investment trust through which the bank received state tax benefits.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the years indicated regarding average daily balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the years presented. The yields and rates include fees which are considered adjustments to yields.

	For the Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans[1]	$ 791,328	$ 56,910	7.19%	$ 815,078	$ 68,291	8.38%	$ 746,018	$ 63,664	8.53%
Short-term investments	27,870	456	1.64	11,883	413	3.48	10,492	654	6.23
Investment securities	159,318	6,416	4.03	136,944	6,725	4.91	120,123	6,296	5.24
Federal Home Loan Bank stock	7,303	283	3.88	5,707	304	5.33	4,959	333	6.72
Savings Bank Life Insurance stock	2,043	63	3.08	2,043	63	3.08	2,043	63	3.08
Interest-earning deposits	-	-	-	-	-	-	127	8	6.30
Total interest-earning assets	987,862	64,128	6.49	971,655	75,796	7.80	883,762	71,018	8.04
Noninterest-earning assets	63,948			63,207			52,891		
Total assets	$ 1,051,810			$ 1,034,862			$ 936,653		
Interest-bearing liabilities:									
Deposits:									
Money market accounts	$ 117,950	$ 1,988	1.69%	$ 112,434	$ 3,712	3.30%	$ 106,058	$ 4,701	4.43%
NOW accounts	83,399	623	0.75	77,276	806	1.04	75,673	794	1.05
Savings accounts[2]	157,444	2,669	1.70	142,150	4,087	2.88	143,357	4,578	3.19
Certificates of deposit	320,415	12,497	3.90	325,639	18,080	5.55	301,920	17,530	5.81
Total interest-bearing deposits	679,208	17,777	2.62	657,499	26,685	4.06	627,008	27,603	4.40
Federal Home Loan Bank advances	140,406	5,628	4.01	127,990	6,613	5.17	92,567	5,766	6.23
Repurchase agreements	1,349	23	1.72	4,215	262	6.22	1,683	99	5.88
Total interest-bearing liabilities	820,963	23,428	2.85	789,704	33,560	4.25	721,258	33,468	4.64
Noninterest-bearing demand deposits	82,751			76,912			76,060		
Other noninterest-bearing liabilities	11,935			12,968			16,170		
Total liabilities	915,649			879,584			813,488		
Equity	136,161			155,278			123,165		
Total liabilities and equity	$ 1,051,810			$ 1,034,862			$ 936,653		
Net interest-earning assets	$ 166,899			$ 181,951			$ 162,504		
Net interest income		$ 40,700			$ 42,236			$ 37,550	
Interest rate spread			3.64%			3.55%			3.40%
Interest margin (net interest income as a percentage of total average interest-earning assets)			4.12%			4.35%			4.25%
Total average interest-earning assets to total average interest-bearing liabilities			120.33%			123.04%			122.53%

(1) Average balances include nonaccrual loans.
(2) Includes mortgagors' escrow accounts.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Berkshire Bank. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)					
Interest-earning assets:						
Loans	$ (9,440)	$ (1,941)	$ (11,381)	$ (1,133)	$ 5,760	$ 4,627
Short-term investments	(29)	72	43	(340)	99	(241)
Investment securities	(3,668)	3,338	(330)	(398)	798	400
Interest-bearing deposits	-	-	-	(4)	(4)	(8)
Total interest-earning assets	(13,137)	1,469	(11,668)	(1,875)	6,653	4,778
Interest-bearing liabilities:						
Deposits:						
Money market accounts	(1,915)	191	(1,724)	(1,294)	305	(989)
NOW accounts	(254)	71	(183)	(5)	17	12
Savings accounts	(1,922)	504	(1,418)	(453)	(38)	(491)
Certificates of deposit	(5,297)	(286)	(5,583)	(691)	1,241	550
Total deposits	(9,388)	480	(8,908)	(2,443)	1,525	(918)
Federal Home Loan Bank advances	751	(1,736)	(985)	(681)	1,528	847
Repurchase agreements	(123)	(116)	(239)	6	157	163
Total interest-bearing liabilities	(8,760)	(1,372)	(10,132)	(3,118)	3,210	92
Increase (decrease) in net interest income	$ (4,377)	$ 2,841	$ (1,536)	$ 1,243	$ 3,443	$ 4,686

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. The Bank's primary sources of funds consist of deposit inflows, loan repayments, maturities, paydowns of mortgage-backed securities, sales/calls of investments and borrowings from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank's primary investing activities are: (1) originating residential one-to four-family mortgage loans, commercial business and real estate loans, multi-family loans, home equity lines of credit and consumer loans, and (2) investing in mortgage- and asset-backed securities, U.S. Government and agency obligations, corporate bonds and, to a lesser extent, equity securities. These activities are funded primarily by principal and interest payments on loans, maturities of securities, deposits and Federal Home Loan Bank of Boston advances. During the years ended December 31, 2002 and 2001, Berkshire Bank's loan originations totaled $285.9 million and $252.9 million, respectively. At December 31, 2002 and 2001, the Bank's investments in mortgage- and asset-backed securities, U.S. Government and Agency obligations, equity securities and corporate debt obligations totaled $226.9 million and $146.8 million, respectively. The Bank experienced a net increase in total deposits of $39.6 million and $13.1 million for the years ended December 31, 2002 and 2001, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Bank and its local competitors and other factors. The Bank closely monitors its liquidity position on a daily basis. If the Bank should require funds beyond its ability to generate them internally,

additional sources of funds are available through advances or a line of credit with the Federal Home Loan Bank and through a repurchase agreement with the Depositors Insurance Fund.

Outstanding commitments for all loans and unadvanced construction loans and lines of credit totaled $142.4 million at December 31, 2002. Management of Berkshire Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2002 totaled $215.2 million. The Bank relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, the Bank will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon the Bank's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

The Bank must satisfy various regulatory capital requirements administered by the federal and state banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2002, Berkshire Bank exceeded all of its regulatory capital requirements with Tier 1 capital to average assets of $90.8 million, or 8.78% of average assets, which is above the required level of $41.4 million, or 4.0%, and total capital to risk-weighted assets of $104.3 million, or 13.55% of risk-weighted assets, which is above the required level of $61.5 million, or 8.0%. The Bank meets the conditions to be considered "well capitalized" under regulatory guidelines.

The primary source of funding for Berkshire Hills is dividend payments from Berkshire Bank, sales and maturities of investment securities and, to a lesser extent, earnings on investments and deposits held by Berkshire Hills. Dividend payments by Berkshire Bank have primarily been used to fund stock repurchase programs and pay dividends to Berkshire Hills' shareholders. The Bank's ability to pay dividends and other capital distributions to Berkshire Hills is generally limited by the Massachusetts banking regulations and regulations of the Federal Deposit Insurance Corporation. (See "*Regulation and Supervision – Massachusetts Regulation*") Additionally, the Massachusetts Commissioner of Banks and Federal Deposit Insurance Corporation may prohibit the payment of dividends which are otherwise permissible by regulation for safety and soundness reasons. Any dividend by the Bank beyond its current year's earnings and prior two years' retained net income would require the approval of the Massachusetts Commissioner of Banks, and notification to or approval of the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. To the extent the Bank were to apply for a dividend distribution to Berkshire Hills in excess of the regulatory permitted dividend amount, no assurances can be made such application would be approved by the regulatory authorities.

Berkshire Hills is currently engaged in its fifth 5% stock repurchase program. To date, all purchases have been open market purchases. In the current program, 140,100 shares out of an announced 312,516 have been purchased at a cost of $3.2 million through December 31, 2002. The Company has sufficient funds available to complete the repurchase program without having a material adverse effect on liquidity.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of Berkshire Bank are monetary in nature. As a result, interest rates have a more significant impact on Berkshire Bank's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

Accounting for Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS No. 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS No. 142. On October 31, 2002, the Company adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions." This Statement amends (except for transactions between two or more mutual enterprises) previous interpretive guidance on the application of the purchase

method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, "Business Combinations" and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. This Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions that are required for other long-lived assets that are held and used.

The adoption of these statements did not have a material impact on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of Interest Rate Risk and Market Risk Analysis

Qualitative Aspects of Market Risk. The Bank's most significant form of market risk is interest rate risk. The principal objectives of Berkshire Bank's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with its established policies. Berkshire Bank maintains an Asset/Liability Committee that is responsible for reviewing its asset/liability policies and interest rate risk position, which meets quarterly and reports trends and interest rate risk position to the Executive Committee of the Board of Directors and the Board of Directors on a quarterly basis. The Asset/Liability Committee consists of Berkshire Bank's President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President-Retail Banking and Operations, Senior Vice President -Retail Lending, Senior Vice President Commercial Lending, Vice President and Controller, and Vice President of Trust. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Berkshire Bank.

In recent years, Berkshire Bank has managed interest rate risk by:

- emphasizing the origination of adjustable-rate loans and, from time to time, selling a portion of its longer term fixed-rate loans as market interest rate conditions dictate;
- originating shorter-term commercial and consumer loans;
- investing in a high quality liquid securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity and duration of which is monitored in relation to the repricing of its loan portfolio;
- promoting lower cost liability accounts such as core deposits; and
- using Federal Home Loan Bank advances to better structure maturities of its interest rate sensitive liabilities.

Berkshire Bank's market risk also includes equity price risk. Berkshire Bank's marketable equity securities portfolio had gross unrealized gains of $8.5 million at December 31, 2002 and gross unrealized losses of $77,000 which are included, net of taxes, in accumulated other comprehensive income, a separate component of Berkshire Bank's equity. If equity securities prices decline due to unfavorable market conditions or other factors, Berkshire Bank's and Berkshire Hills' capital would decrease.

Quantitative Aspects of Market Risk. Berkshire Hills uses a simulation model to measure the potential change in net interest income, incorporating various assumptions regarding the shape of the yield curve, the pricing characteristics of loans, deposits and borrowings, prepayments on loans and securities and changes in the balance sheet mix. The model assumes the yield curve is derived from the interpolated Treasury yield curve and that an instantaneous increase or decrease of market interest rates would cause a simultaneous parallel shift along the entire yield curve. Loans, deposits and borrowings are expected to reprice at the new market rate on the contractual review or maturity date. The Company closely monitors its loan prepayment trends and uses prepayment guidelines set forth by Freddie Mac and Fannie Mae as well as Company generated figures where applicable. All prepayments are assumed to roll over into new loans originated in the same loan category at the new market rate. Berkshire Hills further assumes that its securities' cash flows, especially its mortgage backed securities cash flows, are such that they will generally follow industry standards and that prepayments will be reinvested in the same category at the prevailing market rate. Finally, the model assumes that its balance sheet mix will remain relatively unchanged throughout the next calendar year.

The tables below set forth, as of December 31, 2002 and 2001, estimated net interest income and the estimated changes in Berkshire Hills' net interest income for the next twelve month period which may result given instantaneous increases or decreases in market interest rates of 100 and 200 basis points.

Increase/(Decrease) in Market Interest Rates in Basis Points (Rate Shock)	At December 31, 2002		
	Amount	$ Change	% Change
	(Dollars in thousands)		
200	$ 34,583	$ (1,027)	(2.88%)
100	34,741	(869)	(2.44)
Static	35,610	-	-
(100)	35,162	(448)	(1.26)
(200)	32,908	(2,702)	(7.59)

Increase/(Decrease) in Market Interest Rates in Basis Points (Rate Shock)	At December 31, 2001		
	Amount	$ Change	% Change
	(Dollars in thousands)		
200	$ 45,863	$ 64	0.14%
100	45,209	(590)	(1.29)
Static	45,799	-	-
(100)	46,332	533	1.16
(200)	44,955	(844)	(1.84)

The December 31, 2002 table indicates that in the event of a sudden and sustained decline in prevailing market interest rates of 100 basis points and 200 basis points, Berkshire Hills' net interest income would be expected to decrease by $448,000 and $2.7 million, respectively. The primary reasons for the decreases in a declining interest rate environment are that interest rate floors on deposit accounts would be reached and that the Company has a high level of option risk, including the risk that customers will prepay high rate loans. These figures vary from the results of the December 31, 2001 table that indicates in the event of a sudden and sustained decline of 100 basis points, Berkshire Hills' net interest income would be expected to increase $533,000 and in the event of a 200 basis point decline, net interest income would be expected to decrease $844,000. The primary reason for this difference is that in 2002 many deposit accounts had reached or had come close to reaching Company determined floors, while in 2001 for a 100 basis point decline in rates the accounts had not yet reached these floors and the Company benefited from being liability sensitive.

In the event of a sudden and sustained increase in prevailing market interest rates of 100 and 200 basis points, the 2002 table indicates that net interest income would decrease $869,000 and $1.0 million, respectively. This result is due to the fact that the Company's balance sheet is liability sensitive and predetermined caps on various deposit accounts would not be reached. This compares to the 2001 table that indicates in the event of an increase of 100 basis points, net interest income would decrease $590,000 and in the event of an increase of 200 basis points, net interest income would increase $64,000. The difference in the positive 200 basis point scenario is that the 2001 table indicates that the Company's deposit accounts would have reached Company determined caps, while in the 2002 table the deposit accounts are just approaching these caps.

Computation of prospective effects of hypothetical interest rate changes are based on a number of assumptions including the level of market interest rates, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the expected prepayment rates on loans and investments, the degree to which early withdrawals occur on certificates of deposit and other deposit flows. As a result, these computations should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions that management may undertake in response to changes in interest rates.

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	61
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001	62
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000	63
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000	64
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000	65
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	67


WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Berkshire Hills Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
January 21, 2003, except as to Note 23, which
is as of March 5, 2003

a member of

POLARIS™
INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
	(In thousands)	
Assets		
Cash and due from banks	$ 17,258	$ 22,652
Short-term investments	43,397	19,471
Total cash and cash equivalents	60,655	42,123
Securities available for sale, at fair value	173,169	104,446
Securities held to maturity (fair value approximates $44,348,000 and $33,409,000 at December 31, 2002 and 2001, respectively)	44,267	33,263
Federal Home Loan Bank stock, at cost	7,440	7,027
Loans, net of allowance for loan losses of $10,308,000 in 2002 and $11,034,000 in 2001	712,714	791,920
Foreclosed real estate, net	1,500	-
Premises and equipment, net	13,267	14,213
Accrued interest receivable	5,125	5,873
Savings Bank Life Insurance stock	2,043	2,043
Goodwill and other intangibles	9,938	10,592
Net deferred tax asset	2,185	-
Other assets	13,315	19,201
	$ 1,045,618	$ 1,030,701
Liabilities and Stockholders' Equity		
Deposits	$ 782,360	$ 742,729
Federal Home Loan Bank advances	133,002	133,964
Loans sold with recourse	1,201	-
Securities sold under agreements to repurchase	700	1,890
Net deferred tax liability	-	4,573
Accrued expenses and other liabilities	5,677	5,099
Total liabilities	922,940	888,255
Minority Interests	2,438	3,123
Commitments and contingencies (Notes 6, 13 and 14)		
Stockholders' equity:		
Preferred stock ($.01 par value; 1,000,000 shares authorized; no shares issued and outstanding)	-	-
Common stock ($.01 par value; 26,000,000 shares authorized; and 6,425,140 shares issued at December 31, 2002 and 2001, respectively)	77	77
Additional paid-in capital	74,632	74,146
Unearned compensation	(9,535)	(11,101)
Retained earnings	79,682	80,657
Accumulated other comprehensive income	5,542	18,836
Treasury stock, at cost (1,556,627 and 1,248,621 shares at December 31, 2002 and 2001, respectively)	(30,158)	(23,292)
Total stockholders' equity	120,240	139,323
Total liabilities and stockholders' equity	$ 1,045,618	$ 1,030,701

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In thousands, except per share data)		
Interest and dividend income:			
Loans, including fees	$ 56,910	$ 68,291	$ 63,664
Debt securities:			
Taxable	5,234	5,233	5,142
Tax-exempt	173	375	188
Dividends	1,355	1,484	1,362
Short-term and other investments	456	413	662
Total interest and dividend income	64,128	75,796	71,018
Interest expense:			
Deposits	17,777	26,685	27,603
Federal Home Loan Bank advances	5,628	6,613	5,766
Securities sold under agreements to repurchase	23	262	99
Total interest expense	23,428	33,560	33,468
Net interest income	40,700	42,236	37,550
Provision for loan losses	6,180	7,175	3,170
Net interest income, after provision for loan losses	34,520	35,061	34,380
Other income:			
Customer service fees	2,233	1,810	1,590
Trust department fees	1,796	1,782	1,707
Loan servicing fees	440	595	446
Gain on sales and dispositions of securities, net	15,143	268	423
Loss on impairment of securities	(673)	-	-
Loss on sale of loans, net	(10,702)	-	-
Loss on impairment of other assets	(1,262)	-	-
Penalty on prepayment of FHLB borrowings	(1,067)	-	-
License maintenance and processing fees	4,379	1,322	-
License sales and other fees	2,612	2,143	-
Gain on curtailment of defined benefit pension plan, net	-	2,173	-
Miscellaneous	519	455	580
Total other income	13,418	10,548	4,746
Operating expenses:			
Salaries and employee benefits	28,488	17,590	13,631
Occupancy and equipment	5,288	4,689	4,178
Marketing and advertising	648	629	578
Data processing	758	1,065	1,765
Professional services	1,384	1,314	850
Office supplies	769	899	706
Foreclosed real estate and repossessed assets, net	3,250	2,238	1,165
Amortization of goodwill and other intangibles	654	827	549
Charitable contribution to foundation	-	-	5,684
Minority interests	(685)	(119)	-
Other general and administrative expenses	5,253	3,217	3,078
Total operating expenses	45,807	32,349	32,184
Income before income taxes	2,131	13,260	6,942
Provision for income taxes	362	4,349	2,360
Net income	$ 1,769	$ 8,911	$ 4,582
Earnings per share:			
Basic	$ 0.33	$ 1.42	N/A
Diluted	$ 0.30	$ 1.35	N/A

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
				(In thousands)			
Balance at December 31, 1999	$ -	$ -	$ -	$ 70,679	$ 17,673	$ -	$ 88,352
Comprehensive income:							
Net income	-	-	-	4,582	-	-	4,582
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	2,151	-	2,151
Total comprehensive income							6,733
Issuance of common stock in connection with Bank's conversion from mutual to stock-owned bank holding company	77	73,993	(7,701)	-	-	-	66,369
Change in unearned compensation	-	61	514	-	-	-	575
Cash dividends paid ($0.10 per share)	-	-	-	(707)	-	-	(707)
Balance at December 31, 2000	77	74,054	(7,187)	74,554	19,824	-	$ 161,322
Comprehensive income:							
Net income	-	-	-	8,911	-	-	8,911
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	(988)	-	(988)
Total comprehensive income							7,923
Cash dividends paid ($0.43 per share)	-	-	-	(2,808)	-	-	(2,808)
Treasury stock purchased	-	-	-	-	-	(23,292)	(23,292)
Purchase of common stock - stock awards	-	-	(5,453)	-	-	-	(5,453)
Change in unearned compensation	-	234	1,539	-	-	-	1,773
Minority interest adjustment	-	(142)	-	-	-	-	(142)
Balance at December 31, 2001	77	74,146	(11,101)	80,657	18,836	(23,292)	139,323
Comprehensive income (loss):							
Net income	-	-	-	1,769	-	-	1,769
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	(13,294)	-	(13,294)
Total comprehensive loss							(11,525)
Cash dividends paid ($0.48 per share)	-	-	-	(2,737)	-	-	(2,737)
Treasury stock purchased	-	-	-	-	-	(6,989)	(6,989)
Reissuance of treasury stock under stock option plan (6,907 shares)	-	-	-	(7)	-	123	116
Change in unearned compensation	-	486	1,566	-	-	-	2,052
Balance at December 31, 2002	$ 77	$ 74,632	$ (9,535)	$ 79,682	$ 5,542	$ (30,158)	$ 120,240

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 1,769	$ 8,911	$ 4,582
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	6,180	7,175	3,170
Net amortizaton of securities	1,103	270	206
Charitable contribution in the form of equity securities	-	-	5,684
Depreciation and amortization expense	2,414	2,081	1,668
Amortization of goodwill and other intangibles	654	827	549
Management rewards plan expense	1,165	1,000	-
Employee stock ownership plan expense	887	773	575
Gain on curtailment of defined benefit pension plan, net	-	2,173	-
Gain on sales and dispositions of securities, net	(15,143)	(268)	(423)
Loss on impairment of securities	673	-	-
Loss on sale/writedown of foreclosed real estate, net	500	-	86
Loss on impairment of securities	1,262	-	-
Loss on sale of equipment	-	35	18
Loss on sale of loans	10,702	-	-
Deferred income tax provision (benefit)	(431)	608	(2,785)
Net change in loans held for sale	2,540	(2,540)	-
Undistributed minority interest	(685)	(119)	-
Changes in operating assets and liabilities:			
Accrued interest receivable and other assets	5,372	1,899	(9,491)
Accrued expenses and other liabilities	578	(2,929)	(1,625)
Net cash provided by operating activities	19,540	19,896	2,214
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales	28,255	3,965	32,854
Maturities	68,232	26,577	41,238
Principal payments	30,096	19,685	10,263
Purchases	(201,258)	(56,890)	(87,029)
Activity in held-to-maturity securities:			
Maturities	16,374	12,982	11,076
Principal payments	29,132	22,187	11,294
Purchases	(56,812)	(36,175)	(37,583)
Purchase of FHLB stock	(413)	(1,376)	(1,808)
Loan originations and purchases, net of principal payments	(8,616)	(13,176)	(121,101)
Additions to premises and equipment	(1,468)	(2,344)	(2,528)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Proceeds from sales of loans	66,400	-	-
Proceeds from sales of foreclosed real estate	-	76	164
Proceeds from sale of equipment	-	20	3
Loan to fund employee stock ownership plan	-	-	(7,701)
Payment for purchase of EastPoint Technologies, LLC	-	(4,700)	-
Net cash used in investing activities	(30,078)	(29,169)	(150,858)
Cash flows from financing activities:			
Net increase in deposits	39,631	14,638	48,827
Net (decrease) increase in securities sold under agreements to repurchase	(1,190)	(140)	910
Proceeds from Federal Home Loan Bank advances	120,172	152,000	140,000
Repayments of Federal Home Loan Bank advances	(121,134)	(119,421)	(97,542)
Increase (decrease) in loans sold with recourse	1,201	(7,740)	7,740
Treasury stock purchased	(6,989)	(23,292)	-
Proceeds from reissuance of treasury stock	116	-	-
Purchase of common stock in connection with restricted stock awards under stock based incentive plan	-	(5,453)	-
Net proceeds from initial public offering	-	-	68,386
Cash dividends paid	(2,737)	(2,808)	(707)
Net cash provided by financing activities	29,070	7,784	167,614
Net change in cash and cash equivalents	18,532	(1,489)	18,970
Cash and cash equivalents at beginning of year	42,123	43,612	24,642
Cash and cash equivalents at end of year	$ 60,655	$ 42,123	$ 43,612
Supplemental cash flow information:			
Interest paid on deposits	$ 17,835	$ 26,746	$ 27,603
Interest paid on borrowed funds	6,856	6,719	5,610
Income taxes paid, net	3,019	2,882	6,314
Transfers from loans to foreclosed real estate	2,000	26	80

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

Berkshire Hills Bancorp, Inc. (the "Company") is a Delaware corporation and the holding company for Berkshire Bank (the "Bank"), a state-chartered savings bank headquartered in Pittsfield, Massachusetts. These consolidated financial statements include the accounts of Berkshire Hills Bancorp, Inc. and its wholly-owned subsidiaries, Berkshire Bank, Berkshire Hills Funding Corporation, and Berkshire Hills Technology, Inc., which was formed during 2001 for the purpose of acquiring a controlling interest in EastPoint Technologies, LLC. The Bank's wholly-owned subsidiaries are North Street Securities Corporation, Gold Leaf Insurance Company, Gold Leaf Investment Services, and Woodland Securities Corporation, Inc. North Street Securities Corporation and Woodland Securities Corporation, Inc. hold title to certain investment securities. Gold Leaf Insurance Company and Gold Leaf Investment Services were formed in 2000 and offer insurance and investment products to customers. Berkshire Hills Funding Corporation was established and funded to loan funds to the Bank's Employee Stock Ownership Plan. During 2001, the Bank established a majority owned subsidiary, Gold Leaf Capital Corporation, which holds real estate mortgages. All significant intercompany balances and transactions have been eliminated in consolidation.

On June 29, 2001, the Company, through its wholly-owned subsidiary, Berkshire Hills Technology, Inc., purchased a controlling interest in EastPoint Technologies, LLC, ("EastPoint") which on the same date acquired all of the domestic operations and service contracts of M&I EastPoint Technology, Inc, Bedford, New Hampshire, a software and data processing provider for financial institutions, as well as substantially all of the operations and service contracts of Preferred Financial Systems, Inc., Arden Hills, Minnesota, a data processing service provider which utilized the EastPoint Technology, Inc. software. The Company's equity interest in EastPoint at December 31, 2002 and 2001 is 60.3% and represents a total investment of $4.7 million. During 2001 the Company's ownership percentage decreased from 93.6% to 60.3% as other investor financial institutions obtained regulatory approval to invest in EastPoint Technologies, LLC. The change in ownership percentage is shown as an adjustment to additional paid-in capital. This acquisition was accounted for under the purchase method of accounting.

On June 27, 2000, Berkshire Hills Bancorp, Inc. acquired the Bank. Prior to that time, Berkshire Bancorp existed as a mutual holding company and owned all of the outstanding capital stock of Berkshire Bank. After the conversion on June 27, 2000, Berkshire Bancorp ceased to exist. In connection with the conversion, the Company issued an aggregate of 7,673,761 shares of its common stock of which 7,105,334 shares were sold at a purchase price of $10 per share at that time, and 568,427 shares of stock were donated to Berkshire Hills Foundation, a charitable foundation established by the Company. The net proceeds, after offering expenses of $2.6 million, resulting from the offering totaled $68.4 million.

Business

The Company provides a variety of financial services to individuals, municipalities and businesses through its offices in Berkshire County. Its primary deposit products are savings, checking accounts and term certificate accounts and its primary lending products are residential and commercial mortgage loans, commercial loans and automobile loans. In addition, trust services and insurance products are offered to individuals and small businesses in the Berkshire County area.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks and short-term investments, all of which mature within ninety days.

Short-term investments

Short-term investments mature within ninety days and are carried at cost, which approximates fair value.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations and the financial condition of the issuer. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank of Boston ("FHLB") stock is reflected at cost. Savings Bank Life Insurance Company of Massachusetts ("SBLI") stock was recorded at fair value at acquisition as determined by an appraisal performed by independent investment consultants retained by SBLI.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Berkshire County. The ability of the Bank's debtors to honor their contracts is dependent upon the local economy and the local real estate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Interest on loans, excluding automobile loans, is generally not accrued on loans which are ninety days or more past due unless the loan is well secured and in the process of collection. Past due status is based on contractual terms of the loan. Automobile loans continue accruing to one hundred and twenty days delinquent at which time they are charged off, unless the customer is in bankruptcy proceedings. All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a non-accrual basis. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Substantially all of the Bank's loans which have been identified as impaired have been measured by the fair value of existing collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans or residential mortgage loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Foreclosed and repossessed assets

Assets acquired through, or in lieu of, loan foreclosure or repossession are held for sale and are initially recorded at the lower of the investment in the loan or fair value less estimated cost to sell at the date of foreclosure or repossession, establishing a new cost basis. Subsequently, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed real estate and repossessed assets.

Premises and equipment

Land is carried at cost. Buildings and improvements and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and other intangibles

Goodwill and other intangibles includes goodwill associated with the acquisition of EastPoint which is evaluated for impairment on an annual basis. Intangible assets refer to customer relationships acquired in association with the EastPoint Technologies purchase, which are being amortized on a straight-line basis over three years, as well as the Company's purchase of two branches from another financial institution in 1991 and three branches in 1998. The branch acquisition costs are being amortized on a straight-line basis over 15 years, respectively.

Securities sold under agreements to repurchase

The Company enters into repurchase agreements with commercial customers. The funds are invested in an overnight sweep account and deposited back in customers' accounts on a daily basis. These agreements are secured by pledged securities in the Bank's investment portfolio.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Pension plan

For the year ended December 31, 2000 compensation cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.

The defined benefit pension plan was terminated during 2001.

Stock compensation plans

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock compensation plans (concluded)

At December 31, 2002, the Company has a stock-based compensation plan, which is described more fully in Note 16. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Years Ended December 31,	
	2002	2001
	(In thousands, except per share data)	
Net income, as reported	$ 1,769	$ 8,911
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(324)	(355)
Pro forma net income	$ 1,445	$ 8,556
Earnings per share:		
Basic-as reported	$ 0.33	$ 1.42
Basic-pro forma	$ 0.27	$ 1.37
Diluted-as reported	$ 0.30	$ 1.35
Diluted-pro forma	$ 0.24	$ 1.30

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. Dividends declared on allocated ESOP shares are charged to retained earnings. Dividends declared on unallocated ESOP shares are used to satisfy debt service. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Stock awards

The fair market value of the stock awards, based on the market price at date of grant, is recorded as unearned compensation. Unearned compensation is amortized over the vesting period at 20% per year. Stock award shares are considered outstanding for basic earnings per share in the period that they vest. Stock award shares not vested are considered in the calculation of diluted earnings per share.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company related to outstanding stock awards and stock options, and are determined using the treasury stock method. Earnings per share data is not presented in these financial statements for the year ended December 31, 2000 since shares of the Company common stock were not issued until June 27, 2000.

Earnings per common share have been computed based upon the following:

	Years Ended December 31,	
	2002	2001
Net income applicable to common stock (in thousands)	$ 1,769	$ 8,911
Average number of common shares outstanding	5,686	6,264
Effect of dilutive options	181	340
Average number of common shares outstanding used to calculate diluted earnings per common share	5,867	6,604

Advertising costs

Advertising costs are charged to earnings when incurred.

Trust assets

Trust assets held in a fiduciary or agent capacity are not included in the accompanying consolidated balance sheets because they are not assets of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
		(In thousands)	
Change in net unrealized holding gains/losses on available-for-sale securities	$ (5,151)	$ (1,237)	$ 3,768
Reclassification adjustment for gains realized in income	(15,143)	(268)	(423)
Reclassification adjustment for impairment losses recognized in income	673	-	-
Net change in unrealized gains/losses	(19,621)	(1,505)	3,345
Tax effects	6,327	517	(1,194)
Net-of-tax change	$ (13,294)	$ (988)	$ 2,151

Accounting changes

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS No. 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS No. 142. On October 31, 2002, the Company adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions." This Statement amends (except for transactions between two or more mutual enterprises) previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, "Business Combinations" and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. This Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions that are required for other long-lived assets that are held and used.

SFAS No. 141 requires that the Company evaluate its intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria for recognition apart from goodwill. No reclassifications or adjustments were made as a result of adopting this statement. As required by SFAS No. 142 the Company completed the annual impairment test on goodwill assets and has concluded that the amount of recorded goodwill was not impaired as of December 31, 2002.

2. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANK

The Bank is required to maintain cash reserve balances with the Federal Reserve Bank based upon a percentage of certain deposits. At December 31, 2002 and 2001, cash and due from banks included $972,000 and $11,622,000, respectively, to satisfy such reserve requirements.

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Federal funds sold	$ 17,000	$ 12,000
FHLB Overnight deposits	1,397	7,471
BIF Liquidity Fund	25,000	-
	$ 43,397	$ 19,471

4. SECURITIES

The amortized cost and estimated fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities Available for Sale				
Debt securities:				
U.S. Treasury and U.S. Government agencies	$ 98,058	$ 669	$ (8)	$ 98,719
Other bonds and obligations	31,284	564	(211)	31,637
Mortgage-backed securities:				
FHLMC/ FNMA/GNMA	236	13	-	249
REMICs and CMO's	16,201	128	(118)	16,211
Asset-backed securities	6,956	43	(227)	6,772
Total debt securities	152,735	1,417	(564)	153,588
Marketable equity securities	11,132	8,526	(77)	19,581
Total securities available for sale	$ 163,867	$ 9,943	$ (641)	$ 173,169
Securities Held to Maturity				
Debt securities:				
Municipal bonds and obligations	$ 7,633	$ -	$ -	$ 7,633
Mortgage-backed securities:				
FHLMC/FNMA	8,648	130	(7)	8,771
REMICs and CMO's	21,139	46	(88)	21,097
Other bonds and obligations	6,847	-	-	6,847
Total securities held to maturity	$ 44,267	$ 176	$ (95)	$ 44,348

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SECURITIES (continued)

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities Available for Sale				
Debt securities:				
U.S. Treasury and U.S. Government agencies	$ 13,876	$ 156	$ (15)	$ 14,017
Other bonds and obligations	31,017	361	(127)	31,251
Mortgage-backed securities:				
FHLMC/ FNMA/GNMA	396	22	-	418
REMICs and CMO's	17,303	185	(27)	17,461
Asset-backed securities	1,484	12	-	1,496
Total debt securities	64,076	736	(169)	64,643
Mutual funds	907	-	(188)	719
Marketable equity securities	10,540	28,890	(346)	39,084
Total securities available for sale	$ 75,523	$ 29,626	$ (703)	$ 104,446
Securities Held to Maturity				
Debt securities:				
Municipal bonds and obligations	$ 11,241	$ -	$ -	$ 11,241
Mortgage-backed securities:				
FHLMC/FNMA	3,358	62	(7)	3,413
REMICs and CMO's	18,664	137	(46)	18,755
Total securities held to maturity	$ 33,263	$ 199	$ (53)	$ 33,409

SECURITIES (concluded)

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2002 is as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Within 1 year	$ 33,168	$ 33,267	$ 6,339	$ 6,339
Over 1 year to 5 years	92,715	93,739	3,280	3,280
Over 5 years to 10 years	1,153	1,153	1,543	1,543
Over 10 years	2,306	2,197	3,318	3,318
Total bonds and obligations	129,342	130,356	14,480	14,480
Mortgage-backed and asset-backed securities	23,393	23,232	29,787	29,868
Total debt securities	$ 152,735	$ 153,588	$ 44,267	$ 44,348

At December 31, 2002 and 2001, the Company has pledged securities with an amortized cost of $6,032,000 and $5,807,000, respectively, and a fair value of $6,185,000 and $5,882,000, respectively, as collateral for repurchase agreements, and for its treasury tax and loan account.

For the years ended December 31, 2002, 2001 and 2000, proceeds from the sales of securities available for sale amounted to $28,255,000, $3,965,000 and $32,854,000, respectively. Gross realized gains amounted to $16,111,000, $440,000 and $458,000, respectively. Gross realized losses amounted to $968,000, $172,000 and $35,000, respectively.

5. LOANS

A summary of the balances of loans follows at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
One- to four-family mortgage	$ 246,938	$ 240,852
Commercial mortgage	119,198	84,741
Multi-family mortgage	14,920	13,183
Construction and land development	17,627	22,936
Home equity lines of credit	40,713	34,439
Consumer	118,338	236,604
Commercial	165,447	170,230
Total loans	723,181	802,985
Allowance for loan losses	(10,308)	(11,034)
Unamortized discount on purchased loans	(200)	(203)
Net deferred loan costs	41	172
Loans, net	$ 712,714	$ 791,920

At December 31, 2002, no loans were held for sale. At December 31, 2001, one-to-four-family mortgage loans includes $2,540,000 of loans which were held for sale.

An analysis of the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
		(In thousands)	
Balance at beginning of year	$ 11,034	$ 10,216	$ 8,534
Provision for loan losses	6,180	7,175	3,170
Loans charged-off	(10,028)	(7,062)	(1,910)
Recoveries	3,122	705	422
Balance at end of year	$ 10,308	$ 11,034	$ 10,216

LOANS (concluded)

The following is a summary of information pertaining to impaired and non-accrual loans at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Impaired loans with no valuation allowance	$ 727	$ 778
Impaired loans with a valuation allowance	2,123	1,359
Total impaired loans	$ 2,850	$ 2,137
Specific valuation allowance allocated to impaired loans	$ 295	$ 113
Non-accrual loans	$ 3,741	$ 2,702
Total loans past due ninety days or more and still accruing	$ 590	$ 1,306

No additional funds are committed to be advanced in connection with impaired loans.

For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans amounted to $2,308,000, $1,344,000 and $1,094,000, respectively. The Company recognized $85,000, $14,000 and $16,000, respectively, of interest income on impaired loans, during the period that they were impaired, on the cash basis.

The Bank has sold loans in the secondary market and has retained the servicing responsibility and receives fees for the services provided. Mortgage loans sold and serviced for others amounted to $3,702,000 and $4,520,000 at December 31, 2002 and 2001, respectively. Consumer loans sold and serviced for others amounted to $19,476,000 and $40,694,000 at December 31, 2002 and 2001, respectively.

Substantially all loans serviced for others were sold without recourse provisions and are not included in the accompanying consolidated balance sheets. However, one commercial participation loan sale during 2002 included recourse provisions amounting to $1,201,000 at December 31, 2002. This loan and the recourse provision are included in the accompanying consolidated balance sheet.

6. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of premises and equipment and their estimated useful lives follows at December 31, 2002 and 2001:

	2002	2001	Estimated Useful Lives
	(In thousands)		
Banking premises:			
Land	$ 1,558	$ 1,558	
Buildings and improvements	17,848	17,737	5 -50 years
Equipment	10,948	9,601	2 -38 years
Construction in process	203	193	
	30,557	29,089	
Accumulated depreciation and amortization	(17,290)	(14,876)	
	$ 13,267	$ 14,213	

Construction in process in 2002 includes a renovation project at the West Stockbridge branch. Estimated costs to complete the project are $17,000.

Construction in process in 2001 includes a computer conversion project on the consumer loan system. During 2002, this project was completed and costs were transferred to the applicable categories.

Depreciation and amortization expense for the years ended December 31, 2002, 2001 and 2000 amount to $2,414,000, $2,081,000 and $1,668,000, respectively.

7. OTHER ASSETS

Other assets consist of the following at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Prepaid dealer reserves	$ 3,517	$ 8,594
Repossessed vehicles	838	2,549
Cash surrender values, life insurance	4,952	4,525
Other	4,008	3,533
Total other assets	$ 13,315	$ 19,201

8. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles includes goodwill associated with the acquisition of EastPoint Technologies, LLC which is evaluated for impairment on an annual basis. Intangible assets refer to customer relationships acquired in association with the EastPoint Technologies purchase, which are being amortized on a straight-line basis over three years, as well as the Company's purchase of two branches from another financial institution in 1991 and three branches in 1998. The branch acquisition costs are currently being amortized on a straight-line basis over 15 years, respectively.

The changes in the carrying amounts of goodwill for the years ended December 31 are as follows:

	2002	2001
	(In thousands)	
Balance at beginning of year	$ 4,323	$ -
Goodwill acquired during the year	-	4,551
Amortization	-	228
Balance at end of year	$ 4,323	$ 4,323

GOODWILL AND OTHER INTANGIBLES (concluded)

A summary of other intangible assets at December 31 is as follows:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Branch acquisition	$ 5,311	$ (2,151)	$ 5,762	$ (1,700)
Customer relationships	304	(304)	507	(101)
	$ 5,615	$ (2,455)	$ 6,269	$ (1,801)

The amortization expense on other intangible assets amounted to $654,000 $599,000 and $549,000, respectively, for the years ended December 31, 2002, 2001 and 2000. The estimated amortization expense for each of the five succeeding years is as follows:

Years Ending December 31,	(In thousands)
2003	$ 654
2004	598
2005	497
2006	497
2007	497

A reconciliation of reported income before income taxes to adjusted income before income taxes excluding the impacts of goodwill amortization for the years ended December 31 are as follows:

	2002	2001	2000
		(In thousands)	
Income before income taxes	$ 2,131	$ 13,260	$ 6,942
Add: Goodwill amortization	-	228	-
Adjusted income before income taxes	$ 2,131	$ 13,032	$ 6,942

9. DEPOSITS

A summary of deposit balances, by type, is as follows at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Demand	$ 87,149	$ 82,758
NOW	92,245	80,970
Savings	157,852	150,836
Money market	114,309	110,199
Escrow	616	729
Total non-certificate accounts	452,171	425,492
Term certificates less than $100,000	194,635	198,668
Term certificates of $100,000 or more	135,554	118,569
Total certificate accounts	330,189	317,237
Total deposits	$ 782,360	$ 742,729

A summary of certificate accounts by maturity is as follows at December 31, 2002 and 2001:

	2002		2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Within 1 year	$ 215,199	3.07%	$ 238,270	4.49%
Over 1 year to 3 years	79,122	4.08	56,140	4.80
Over 3 years	35,868	5.43	22,827	6.08
	$ 330,189	3.57%	$ 317,237	4.67%

10. FEDERAL HOME LOAN BANK ADVANCES

A summary of outstanding advances from the Federal Home Loan Bank of Boston, by maturity, is as follows at December 31, 2002 and 2001:

	2002		2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Fixed rate advances maturing:				
2002	$ -	- %	$ 60,000	2.84%
2002	-	-	1,484 *	6.13
2003	62,000	1.76	5,000	5.32
2003	-	-	5,886 *	4.81
2004	10,000	2.83	10,000	5.10
2004	-	-	1,917 *	6.45
2005	12,597 *	3.02	-	-
2006	627	5.67	5,627	4.58
2006	-	-	629 *	6.50
2007	9,000	4.74	4,000	5.95
2007	-	-	1,727 *	6.71
2009	7,000	5.40	7,000	5.40
2010	20,000	5.84	16,000	5.74
2010	-	-	3,084 *	6.21
2011	5,610	4.95	5,610	4.95
2013	6,000	5.19	6,000	5.19
2022	168 *	2.00	-	-
Total FHLB advances	$ 133,002	3.27%	$ 133,964	4.26%

* Amortizing advances requiring monthly principal and interest payments.

At December 31, 2002, certain FHLB advances are callable in the amounts of $42,000,000 and $5,000,000 during 2003 and 2004, respectively.

The Bank maintains a line-of-credit with the Federal Home Loan Bank of Boston which carries interest at a rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the Federal Home Loan Bank of Boston are secured by a blanket lien on certain qualified collateral, defined principally as 75% of the carrying value of certain first mortgage loans on owner-occupied residential property and 90% of the market value of U.S. Government and federal agency securities pledged to the Federal Home Loan Bank. No amounts were outstanding under this line during 2002 and 2001.

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase ("repurchase agreements") are funds borrowed from customers on an overnight basis that are secured by investment securities.

A summary of repurchase agreements is as follows for the years ended December 31, 2002 and 2001:

	2002	2001
	(Dollars in thousands)	
Balance at year end	$ 700	$ 1,890
Fair value of securities underlying the agreements at year end	$ 2,542	$ 2,312
Interest rate on year end balance	1.59%	1.74%
Average amount outstanding during year	$ 1,349	$ 1,584
Maximum amount outstanding at any month-end	$ 1,830	$ 2,340
Weighted average interest rate during the year	1.72%	3.78%

The Bank also has a repurchase agreement line of credit with the Depositors Insurance Fund of up to $2,000,000 to be secured by securities or other assets of the Bank. As of December 31, 2002 and 2001, there were no outstanding borrowings against this agreement.

12. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
		(In thousands)	
Current tax provision:			
Federal	$ 644	$ 3,496	$ 4,024
State	149	245	1,121
	793	3,741	5,145
Deferred tax provision (benefit):			
Federal	(340)	531	(1,822)
State	(91)	77	(561)
	(431)	608	(2,383)
Change in valuation reserve	-	-	(402)
	$ 362	$ 4,349	$ 2,360

INCOME TAXES (continued)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates is summarized as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Statutory tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	1.8	1.6	5.3
Dividends received deduction	(10.0)	(1.9)	(3.3)
Tax exempt income	(7.5)	(1.0)	(0.8)
Change in valuation reserve	-	-	(5.8)
Other, net	(1.3)	0.1	4.6
Effective tax rates	17.0%	32.8%	34.0%

The components of the net deferred tax (asset) liability are as follows at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Deferred tax liability:		
Federal	$ 3,418	$ 10,352
State	1,098	623
	4,516	10,975
Deferred tax asset:		
Federal	(5,332)	(5,090)
State	(1,369)	(1,312)
	(6,701)	(6,402)
Net deferred tax (asset) liability	$ (2,185)	$ 4,573

INCOME TAXES (continued)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Investments:		
Net unrealized gain on securities available for sale	$ 3,760	$ 10,087
Other	164	653
Depreciation	(9)	16
Allowance for loan losses	(3,999)	(4,295)
Employee benefit plans	(732)	(736)
Charitable contribution carryover	(1,219)	(1,288)
Other	(150)	136
Net deferred tax (asset) liability	$ (2,185)	$ 4,573

A summary of the change in the net deferred tax (asset) liability is as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
		(In thousands)	
Balance at beginning of year	$ 4,573	$ 4,482	$ 6,073
Deferred tax (benefit) provision	(431)	608	(2,383)
Change in deferred tax effects of net unrealized gains/losses on securities available for sale	(6,327)	(517)	1,194
Utilization of valuation reserve	-	-	(402)
Balance at end of year	$ (2,185)	$ 4,573	$ 4,482

INCOME TAXES (concluded)

A summary of the change in the valuation reserve applicable to the deferred tax assets is as follows for the year ended December 31, 2000:

	2000
	(In thousands)
Balance at beginning of year	$ 402
Benefits utilized by current year operations	(402)
Change in future income assumptions	-
Balance at end of year	$ -

The valuation reserve at December 31, 1999 related primarily to a charitable contribution carryover, which was used in full by December 31, 2000. There is a new contribution carryover at December 31, 2000, which expires in 2005. Management believes that the deferred tax assets related to this contribution carryover and other deductible temporary differences will be realized. As a result, no valuation reserve has been established at December 31, 2002, December 31, 2001 or December 31, 2000.

The federal income tax reserve for loan losses at the Bank's base year is $844,000. If any portion of the reserve is used for purposes other than to absorb the losses for which established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve only to absorb loan losses, a deferred income tax liability of $346,000 has not been provided.

13. OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the accompanying consolidated financial statements.

Credit related financial instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

OFF-BALANCE SHEET ACTIVITIES (continued)

Credit related financial instruments (concluded)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. A summary of financial instruments outstanding whose contract amounts represent credit risk is as follows at December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Commitments to grant loans	$ 30,815	$ 23,031
Unused funds on commercial lines-of-credit	47,900	46,059
Unadvanced funds on home equity and reddi-cash lines of credit	42,671	38,909
Unadvanced funds on construction loans	19,161	8,659
Standby letters of credit	1,894	1,817

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. Funds to be disbursed for loans and home equity lines of credit are collateralized by real estate. Commercial lines of credit are generally secured by business assets and securities. Reddi-cash lines of credit are unsecured.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

OFF-BALANCE SHEET ACTIVITIES (continued)

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2002, pertaining to banking premises and equipment, future minimum rent commitments are as follows:

Years Ending December 31,	(In thousands)
2003	$ 450
2004	450
2005	404
2006	351
2007	351
Thereafter	1,789
	$ 3,795

The leases contain options to extend for periods up to twenty years. The cost of such rental options is not included above. Total rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $391,000, $375,000 and $593,000, respectively.

Employment and change in control agreements

The Company and the Bank have entered into employment agreements with certain senior executives that generally provide for a specified minimum annual compensation, participation in stock benefit plans and the continuation of benefits currently received. The original terms of the agreements are for three years and automatically extend unless either party gives notice to the contrary. However, such agreements may be terminated for cause, as defined, without incurring any continuing obligations.

The Bank has also entered into change in control agreements with certain officers, all of whom are not covered by an employment agreement. The change in control agreements generally provide a severance payment if the officer is terminated following a "change in control," as defined in the agreements.

OFF-BALANCE SHEET ACTIVITIES (concluded)

Legal claims

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Contingency

In November 2002, the Bank received a "Notice of Intent to Assess" from the Commonwealth of Massachusetts Department of Revenue ("DOR") and, subsequently, in January 2003, received a "Notice of Assessment." The notices indicate that the Bank owes approximately $780,000 in additional state taxes and interest, for the tax year ended December 31, 2001, related to the denial by the DOR of the Bank's claim of a dividends received deduction for dividends received from the Bank's real estate investment trust ("REIT") subsidiary. There is no possible assessment relating to the December 31, 2002 return due to the loss incurred by the Bank on a separate company basis.

The DOR contends that dividend distributions by the Bank's subsidiary, Gold Leaf Capital Corp. (the "Subsidiary") to the Bank are fully taxable in Massachusetts. The Bank believes that the Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions applies to the distributions made by the Subsidiary to the Bank. Accordingly, no provision has been made in the Bank's consolidated financial statements for the amounts assessed or additional amounts that might be assessed in the future. The Bank has appealed the assessment and will pursue all available means to defend its position. Assessed amounts ultimately paid, if any, would be deductible expenses for federal income tax purposes (see Note 23). The additional liability, net of the federal benefit, would be $513,000.

14. STOCKHOLDERS' EQUITY

Minimum regulatory capital requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank met the capital adequacy requirements.

As of December 31, 2002, Berkshire Bank met the conditions to be classified as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. Management has determined to maintain capital levels in an amount in excess of the regulatory requirements and in consideration of the amount of lower quality of sub-prime automobile loans in the loan portfolio.

STOCKHOLDERS' EQUITY (continued)

The Company's and Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the table.

	December 31, 2002					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	$ 118,293	15.21%	$ 62,233	8.0%	N/A	N/A
Berkshire Bank	104,256	13.55	61,544	8.0	$ 76,929	10.0%
Tier 1 capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	104,760	13.47	31,116	4.0	N/A	N/A
Berkshire Bank	90,829	11.81	30,772	4.0	46,158	6.0
Tier 1 capital to average assets:						
Berkshire Hills Bancorp, Inc.	104,760	10.05	41,706	4.0	N/A	N/A
Berkshire Bank	90,829	8.78	41,394	4.0	51,743	5.0

STOCKHOLDERS' EQUITY (concluded)

Minimum regulatory capital requirements (concluded)

	December 31, 2001					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	$ 133,240	15.73%	$ 67,749	8.0%	N/A	N/A
Berkshire Bank	111,640	13.38	66,749	8.0	$ 83,437	10.0%
Tier 1 capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	109,895	12.98	33,874	4.0	N/A	N/A
Berkshire Bank	88,450	10.60	33,375	4.0	50,062	6.0
Tier 1 capital to average assets:						
Berkshire Hills Bancorp, Inc.	109,895	11.02	39,896	4.0	N/A	N/A
Berkshire Bank	88,450	9.05	39,108	4.0	48,885	5.0

Common stock

On March 28, 2001, the Board of Directors approved a dividend reinvestment plan and authorized its implementation. The plan, which is available to all shareholders of record of the Company's common stock, permits the reinvestment of all cash dividends, the deposit of shares for safekeeping and the sale and gifting of shares held under the plan. Common shares purchased pursuant to this plan were 7,504 shares. All shares are purchased in open market transactions.

During 2001, the Company repurchased approximately 1,249,000 shares of outstanding common stock. The Company announced in April of 2002 that its Board of Directors approved a fifth repurchase program for 312,516 shares or 5%, of its outstanding common stock and at December 31, 2002, the Company had 172,416 shares remaining to be purchased in the latest 5% repurchase. During 2002 a total of approximately 315,000 shares were repurchased.

15. EMPLOYEE BENEFIT PLANS

Defined benefit pension plan

The Company terminated its defined benefit pension plan effective February 24, 2001. During the second quarter of 2001, the Company recorded a loss of $168,000 from the curtailment of its defined benefit pension plan. The final plan settlement was approved by the IRS in the fourth quarter. The settlement gain was $2,341,000.

Defined contribution pension plan

The Company has a qualified savings plan under Section 401(k) of the Internal Revenue Code. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period, beginning with such employee's date of employment, automatically becomes a participant in the 401(k) Plan. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company made matching contributions which amounted to $640,000, $528,000 and $237,000, respectively, for the years ended December 31, 2002, 2001 and 2000.

Supplemental executive retirement plan

The Company has a nonqualified supplemental executive retirement plan for the benefit of a certain senior executive. Benefits generally commence no earlier than age sixty and continue for the life of the senior executive. As of December 31, 2002 and 2001, the Company has an accrued expense payable in the amount of $760,000, representing the present value of future payments under the supplemental retirement plan. In some instances, the Company has also entered into split-dollar life insurance agreements with senior executives to provide supplemental retirement benefits.

Incentive plan

The Company has an incentive plan ("the Plan") whereby all management and staff members are eligible to receive a bonus, tied to performance. The structure of the Plan is to be reviewed on an annual basis by the Executive Committee. The Plan year end is December 31. Incentive compensation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $620,000, $600,000 and $874,000, respectively.

Other benefits

The Company has in the past offered its retirees optional medical insurance coverage. All participating retirees are required to contribute in part to the cost of this coverage. The retiree medical plan was terminated on December 31, 1996. Any retiree participating in the plan at that time will continue to be covered for life, however, no new retirees can participate in this plan. At December 31, 2002 and 2001, the Company had an accrued liability in the amount of $487,000 and $535,000, respectively, for payment of future premiums under this plan.

16. STOCK-BASED INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

Stock-based incentive plan

Stock options

Under the Company's Stock-Based Incentive Plan, the Company may grant options to its directors, officers and employees for up to 767,366 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under the plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options vest at 20% per year.

A summary of the status of the Company's stock options for the years ended December 31, 2002 and 2001 are presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed Options:				
Outstanding at beginning of year	767,366	$ 16.75	-	$ -
Granted	-	-	767,366	16.75
Exercised	(6,907)	16.75	-	-
Forfeited	(159,611)	16.75	-	-
Outstanding at end of year	600,848	$ 16.75	767,366	$ 16.75
Options exercisable at year-end	146,573	$ 16.75	-	$ -
Weighted-average fair value of options granted during the year	$ -		$ 3.44	

STOCK-BASED INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN (continued)

Stock-based incentive plan (continued)

Stock options (concluded)

The fair value of each option grant is estimated on the date of grant using the Modified Roll Geske option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2001
Dividend yield	2.12%
Expected life in years	10 years
Expected volatility	18.01%
Risk-free interest rate	5.12%

No options were granted during the year ended December 31, 2002.

Information pertaining to options outstanding at December 31, 2002 and 2001 are as follows:

	Years Ended December 31,	
	2002	2001
Number outstanding	600,848	767,366
Exercise price	$ 16.75	$ 16.75
Weighted average remaining contractual life	8.2 years	9.2 years
Number exercisable	146,573	-

Stock awards

Under the Company's Stock-Based Incentive Plan, the Company may grant stock awards to its directors, officers and employees for up to 306,950 shares of common stock. The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock awards. The stock awards vest at 20% per year. The fair market value of the stock allocations, based on the market price at date of grant, is recorded as unearned compensation. Unearned compensation is amortized over the periods to be benefited. The Company recorded compensation cost related to the stock awards of approximately $1,165,000 and $1,000,000 in 2002 and 2001, respectively. No compensation expense was recorded in 2000 as the plan was approved in 2001.

STOCK-BASED INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN (continued)

Stock-based incentive plan (concluded)

Stock awards (concluded)

A summary of the status of the Company's stock awards is presented below:

	Years Ended December 31,	
	2002	2001
Balance at beginning of year	306,945	-
Granted	-	306,945
Cancelled	(100,676)	-
Balance at end of year	206,269	306,945
Fair value of stock awards granted during the year	$ -	$ 17.76

Employee Stock Ownership Plan

The Company has established an Employee Stock Ownership Plan (the "ESOP") for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. As part of the conversion, Berkshire Hills Funding Corporation provided a loan to the Berkshire Bank Employee Stock Ownership Plan Trust which was used to purchase 8%, or 613,900 shares, of the Company's outstanding stock in the open market. The loan bears interest equal to 9.5% and provides for quarterly payments of interest and principal.

At December 31, 2002, the remaining principal balance is payable as follows:

Years Ending December 31,	(In thousands)
2003	$ 269
2004	294
2005	325
2006	356
2007	392
Thereafter	4,886
	$ 6,522

STOCK-BASED INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN (concluded)

Employee Stock Ownership Plan (concluded)

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased which are held in a suspense account for allocation among the participants as the loan is paid. Total compensation expense applicable to the ESOP amounted to $887,000 and $773,000 for the years ended December 31, 2002 and 2001, respectively.

Shares held by the ESOP include the following at December 31, 2002 and 2001:

	2002	2001
Allocated	83,954	43,016
Committed to be allocated	37,853	40,938
Unallocated	492,093	529,946
	613,900	613,900

Cash dividends received on allocated shares are allocated to participants and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP. The fair value of these shares was approximately $11,589,000 and $12,431,000 at December 31, 2002 and 2001, respectively.

17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to directors and officers and their affiliates. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. All loans to directors and officers of the Company and their affiliates are performing in accordance with the contractual terms of the loans as of December 31, 2002.

An analysis of activity of such loans which aggregate more than $60,000 on an individual basis to directors and executive officers of the Company and their affiliates is as follows:

	Years Ended December 31,	
	2002	2001
	(In thousands)	
Balance at beginning of year	$ 6,089	$ 3,967
Additions	658	2,941
Repayments	(1,007)	(819)
Balance at end of year	$ 5,740	$ 6,089

18. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis.

At December 31, 2002 and 2001, the Bank's retained earnings available for the payment of dividends was $61,544,000 and $66,749,000, respectively, and funds available for loans or advances amounted to $10,426,000 and $11,164,000, respectively.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory capital requirements.

In conjunction with Massachusetts conversion regulations, the Bank established a liquidation account for eligible account holders which at the time of conversion amounted to approximately $70 million. In the event of a liquidation of the Bank, the eligible account holders will be entitled to receive their pro-rata share of the net worth of the Bank prior to conversion. However, as qualifying deposits are reduced, the liquidation account will also be reduced in an amount proportionate to the reduction in the qualifying deposit accounts.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of these instruments approximate fair values.

Securities: Fair values for securities, excluding FHLB and SBLI stock, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank and SBLI stock was recorded at fair value at acquisition as determined by an appraisal performed by independent investment consultants retained by SBLI.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values for non-certificate accounts and tax escrow are, by definition, equal to the amount payable on demand at the reporting date which is their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

Securities sold under agreements to repurchase: The carrying amount of repurchase agreements approximates fair value. Repurchase agreements generally mature or "roll over" on a daily basis.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of off-balance sheet instruments are immaterial.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows at December 31, 2002 and 2001:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 60,655	$ 60,655	$ 42,123	$ 42,123
Securities available for sale	173,169	173,169	104,446	104,446
Securities held to maturity	44,267	44,348	33,263	33,409
Federal Home Loan Bank stock	7,440	7,440	7,027	7,027
Loans, net	712,714	725,000	791,920	800,669
Accrued interest receivable	5,125	5,125	5,873	5,873
Savings Bank Life Insurance stock	2,043	2,043	2,043	2,043
Financial liabilities:				
Deposits	782,360	759,325	742,729	748,615
Federal Home Loan Bank advances	133,002	146,258	133,964	137,748
Securities sold under agreements to repurchase	700	700	1,890	1,890

20. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Condensed financial information pertaining only to the parent company, Berkshire Hills Bancorp, Inc. which commenced operations on June 27, 2000 is as follows:

CONDENSED BALANCE SHEETS

	December 31,	
	2002	2001
	(In thousands)	
Assets		
Cash due from Berkshire Bank	$ 3,075	$ 6,777
Securities available for sale, at fair value	31	587
Securities held to maturity	3,463	5,532
Investment in common stock of Berkshire Bank	101,667	113,050
Investment in common stock of Berkshire Hills Funding Corporation	6,690	6,949
Investment in common stock of Berkshire Hills Technology, Inc.	3,703	4,743
Other assets	1,629	1,712
Total assets	$ 120,258	$ 139,350
Liabilities and Stockholders' Equity		
Accounts payable	$ 18	$ 27
Stockholders' equity	120,240	139,323
Total liabilities and stockholders' equity	$ 120,258	$ 139,350

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (continued)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Income:			
Dividends from Berkshire Bank	$ 2,375	$ 14,650	$ 800
Dividends from Berkshire Hills Funding Corporation	577	1,700	-
Interest on securities	273	779	205
Other	44	206	-
Total income	3,269	17,335	1,005
Operating expenses:			
Charitable contribution	-	-	5,684
Other	405	459	72
Total operating expenses	405	459	5,756
Income (loss) before income taxes and equity in undistributed income (loss) of subsidiaries	2,864	16,876	(4,751)
Applicable income tax provision (benefit)	80	138	(1,932)
Income (loss) before equity in undistributed income (loss) of subsidiaries	2,784	16,738	(2,819)
Equity in undistributed income (loss) of Berkshire Bank	284	(6,799)	7,082
Equity in undistributed income (loss) of Berkshire Hills Funding Corporation	(259)	(1,071)	319
Equity in undistributed (loss) income of Berkshire Hills Technology, Inc.	(1,040)	43	-
Net income	$ 1,769	$ 8,911	$ 4,582

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (concluded)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 1,769	$ 8,911	$ 4,582
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (income) loss of Berkshire Bank	(284)	6,799	(7,082)
Equity in undistributed loss (income) of Berkshire Hills Funding Corporation	259	1,071	(319)
Equity in undistributed income of Berkshire Hills Technology, Inc.	1,040	(43)	-
Charitable contribution in the form of Berkshire Hills Bancorp, Inc. common stock	-	-	5,684
Deferred tax benefit	-	(310)	(1,598)
Net accretion (amortization) of securities	(4)	5	(10)
Other, net	499	591	(320)
Net cash provided by operating activities	3,279	17,024	937
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales	-	5,666	1,000
Maturities	-	2,920	-
Principal payments	560	-	-
Purchases	-	(4,623)	(5,600)
Activity in held-to-maturity securities:			
Maturities	1,932	12,553	1,950
Principal payments	169	135	25
Purchases	(32)	(8,838)	(11,358)
Investment in Berkshire Bank	-	-	(34,192)
Investment in Berkshire Hills Funding Corporation	-	-	(7,701)
Investment in Berkshire Hills Technology, Inc.	-	(4,700)	-
Net cash provided by (used in) investing activities	2,629	3,113	(55,876)
Cash flows from financing activities:			
Proceeds from issuance of common stock	-	-	68,386
Proceeds from issuance of treasury stock	116	-	-
Payments to acquire treasury stock	(6,989)	(23,292)	-
Dividends paid	(2,737)	(2,808)	(707)
Net cash (used in) provided by investing activities	(9,610)	(26,100)	67,679
Net change in cash and cash equivalents	(3,702)	(5,963)	12,740
Cash and cash equivalents at beginning of period	6,777	12,740	-
Cash and cash equivalents at end of period	$ 3,075	$ 6,777	$ 12,740

21. SEGMENT REPORTING

The Company has one reportable segment, the Bank, and two operating segments, the Bank and Berkshire Hills Technology, Inc. Each segment is described in Note 1 under business.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows:

2002	Bank	Berkshire Hills Technology, Inc.	Consolidated Totals
		(In thousands)	
Net interest income	$ 64,128	$ -	$ 64,128
Depreciation and amortization	1,813	601	2,414
Provision for loan losses	6,180	-	6,180
Licensing fees	-	6,991	6,991
Minority interest	-	(685)	(685)
Profit/loss	2,809	(1,040)	1,769
Assets	1,037,047	8,571	1,045,618
Expenditures for additions to premises and equipment	1,042	426	1,468
2001			
Net interest income	$ 75,796	$ -	$ 75,796
Depreciation and amortization	1,769	312	2,081
Provision for loan losses	7,175	-	7,175
Licensing fees	-	3,465	3,465
Minority interest	-	(119)	(119)
Profit	8,868	43	8,911
Assets	1,021,623	9,078	1,030,701
Expenditures for additions to premises and equipment	735	1,609	2,344

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Company's operating segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

SEGMENT REPORTING (concluded)

The Company derives a majority of its revenues from interest income and licensing fees and the chief operating decision maker relies primarily on net interest revenue and licensing fees to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported using net interest income and licensing fees for the years ended December 31. The Company does not allocate income taxes to the segments.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

22. QUARTERLY DATA (UNAUDITED)

Quarterly results of operations for the years ended December 31, 2002 and 2001 are as follows:

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Interest and dividend income	$ 14,549	$ 19,096	$ 19,264	$ 16,560	$ 18,300	$ 19,096	$ 19,264	$ 19,136
Interest expense	5,547	8,463	8,751	6,086	7,233	8,463	8,751	9,113
Net interest income	9,002	10,633	10,513	10,474	11,067	10,633	10,513	10,023
Provision for loan losses (1)	2,305	945	840	1,510	4,550	945	840	840
Other income	4,328	3,606	1,447	2,744	4,420	3,606	1,447	1,110
Operating expenses (2)	17,869	9,429	7,374	9,226	8,380	9,429	7,374	7,201
Provision (benefit) for income taxes	(255)	1,258	1,239	806	838	1,258	1,239	1,014
Net income (loss)	$ (6,589)	$ 2,607	$ 2,507	$ 1,676	$ 1,719	$ 2,607	$ 2,507	$ 2,078
Earnings per share:								
Basic	$ (0.80)	$ 0.42	$ 0.39	$ 0.30	$ 0.30	$ 0.42	$ 0.39	$ 0.31
Diluted	(0.80)	0.40	0.37	0.28	0.28	0.40	0.37	0.30

Note: (1) The increase in the fourth quarter 2001 provision for loan losses is attributable to a more aggressive charge-off policy for automobile loans.

(2) The increase in the fourth quarter operating expenses is primarily due to severance expenses, funding of the retirement plan benefit for directors and the write down in value of repossessed automobiles.

23. SUBSEQUENT EVENTS

In January 2003, legislation was proposed in Massachusetts which retroactively prohibits use of the 95% dividends received deduction when the dividends are received from a REIT, effective for tax years beginning in 1999. On March 5, 2003, the Governor of Massachusetts signed the legislation. As a result, the Company has ceased recording tax benefits associated with the dividends received deduction effective for the 2003 tax year and accrued $513,000, representing the amount of tax benefits realized by the Company through the dividends received deduction through the 2002 tax year. Such amount includes interest assessed by the Massachusetts Department of Revenue through December 31, 2002. The Company intends to vigorously appeal the retroactive nature of the provision.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information concerning the directors of the Company, the information contained under the sections captioned "Proposal I -- Election of Directors" in Berkshire Hills' Proxy Statement for the 2003 Annual Meeting of Stockholders is incorporated by reference. For information concerning officers of the Company, reference is made to Part I, Item 1 A, "Business—Executive Officers of the Registrant" in this report. Reference is made to the cover page of this report and to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for information regarding compliance with Section 16(a) of the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned "Executive Compensation" and "Directors Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Management of Berkshire Hills knows of no arrangements, including any pledge by any person of securities of Berkshire Hills, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information:

Information required by this item is incorporated herein by reference to the section captioned "Proposal 2-Approval of 2003 Equity Compensation Plan" in the Proxy statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section captioned "Transactions with Management" in the Proxy Statement.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the chief executive officer and the chief financial officer of the Company concluded that the Company's disclosure controls and procedures were adequate.

(b) Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the chief executive officer.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) [1] Financial Statements

- Independent Auditors' Report
- Consolidated Balance Sheets as of December 31, 2002 and 2001
- Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2002, 2001, and 2000
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001, and 2000
- Notes to Consolidated Financial Statements

[2] Financial Statement Schedules

All financial statement schedules are omitted because they are not required or applicable. The required information is shown in the consolidated financial statements or the notes thereto.

[3] **Exhibits**

3.1	Certificate of Incorporation of Berkshire Hills Bancorp, Inc.(1)
3.2	Bylaws of Berkshire Hills Bancorp, Inc.(2)
4.0	Draft Stock Certificate of Berkshire Hills Bancorp, Inc.(1)
10.1	Employment Agreement between Berkshire Bank and Robert A. Wells(3)
10.2	Employment Agreement between Berkshire Hills Bancorp, Inc. and Robert A. Wells(3)
10.3	Employment Agreement between Berkshire Bank and Michael P. Daly(3)
10.4	Employment Agreement between Berkshire Hills Bancorp, Inc. and Michael P. Daly(3)
10.5	Severance Agreement, dated October 16, 2002, by and among James A. Cunningham, Jr., Berkshire Hills Bancorp, Inc. and Berkshire Bank(4)
10.6	Severance Agreement, dated November 13, 2002, by and among Charles F. Plungis, Jr., Berkshire Hills Bancorp, Inc. and Berkshire Bank(2)
10.7	Severance Agreement, dated November 13, 2002, by and among Susan M. Santora, Berkshire Hills Bancorp, Inc. and Berkshire Bank(2)
10.8	Change in Control Agreement between Berkshire Bank and Gayle P. Fawcett
10.9	Change in Control Agreement between Berkshire Hills Bancorp, Inc. and Gayle P. Fawcett
10.10	Form of Berkshire Bank Employee Severance Compensation Plan(1)
10.11	Form of Berkshire Bank Supplemental Executive Retirement Plan(1)
10.12	Berkshire Hills Bancorp, Inc. 2001 Stock-Based Incentive Plan(5)
11.0	Statement re: Computation of Per Share Earnings
21.0	Subsidiary Information is incorporated herein by reference to Part I, Item 1, "Business - Subsidiary Activities"
23.0	Consent of Wolf & Company, P.C.
99.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S. C. Section 1350

(1) Incorporated herein by reference into this document from the Exhibits to Form S-1, Registration Statement and amendments thereto, initially filed on March 10, 2000, Registration No. 333-32146

(2) Incorporated herein by reference into this document from the Exhibits to the Form 10-Q as filed on November 14, 2002

(3) Incorporated herein by reference into this document from the Exhibits to the Form 10-K as filed on March 29, 2001

(4) Incorporated herein by reference into this document from the Exhibits to the Form 8-K as filed on October 18, 2002

(5) Incorporated herein by reference into this document from the appendix to the proxy statement as filed on December 7, 2000

(b) Reports on Form 8-K

On October 18, 2002, the Company filed a Form 8-K in which it announced under Item 5 that Michael P. Daly, who previously served as Executive Vice President of the Company and the Bank, had been appointed to serve as President, Chief Executive Officer and a Director of the Company and the Bank and that Lawrence A. Bossidy had been appointed as Non-Executive Chairman of the Board of Directors of the Company. The 8-K also indicated that the Company announced that James A. Cunningham, Jr. resigned as President, Chief Executive Officer and a Director of the Company and the Bank, effective October 16, 2002. In connection with his resignation, the Company, the Bank and Mr. Cunningham entered into a severance agreement to resolve the obligation owed Mr. Cunningham under his existing employment agreements. The severance agreement and press release announcing the appointments and Mr. Cunningham's resignation were attached by exhibit.

On December 18, 2002, the Company filed a Form 8-K in which it announced under Item 9 three actions related to its long-term business strategy: (1) the sale of $69.7 million of its sub-prime indirect automobile loan portfolio to Crescent Bank & Trust; (2) the intent to sell its current inventory of repossessed automobiles at wholesale; and (3) the restructuring of its investment portfolio and sale of equity securities. The press release announcing these strategic actions was attached by exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Berkshire Hills Bancorp, Inc.

Date: March 17, 2003

By: /s/ Michael P. Daly
Michael P. Daly
President, Chief Executive Officer
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Michael P. Daly Michael P. Daly	President, Chief Executive Officer and Director (principal executive officer)	March 17, 2003
/s/ Wayne F. Patenaude Wayne F. Patenaude	Senior Vice President, Treasurer and Chief Financial Officer (principal accounting and financial officer)	March 17, 2003
/s/ Robert A. Wells Robert A. Wells	Chairman of the Board	March 17, 2003
/s/ Lawrence A. Bossidy Lawrence A. Bossidy	Non-Executive Chairman	March 17, 2003
/s/ Thomas O. Andrews Thomas O. Andrews	Director	March 17, 2003
/s/ Thomas R. Dawson, CPA Thomas R. Dawson, CPA	Director	March 17, 2003
A. Allen Gray	Director	
/s/ John Kittredge John Kittredge	Director	March 17, 2003

Signature	Title	Date
/s/ Peter J. Lafayette Peter J. Lafayette	Director	March 17, 2003
/s/ Edward G. McCormick, Esq. Edward G. McCormick, Esq.	Director	March 17, 2003
/s/ Catherine B. Miller Catherine B. Miller	Director	March 17, 2003
/s/ Corydon L. Thurston Corydon L. Thurston	Director	March 17, 2003
/s/ Ann H. Trabulsi Ann H. Trabulsi	Director	March 17, 2003

CERTIFICATION

I, Michael P. Daly, certify that:

1. I have reviewed this annual report on Form 10-K of Berkshire Hills Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

 b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

 c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a. all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

/s/ Michael P. Daly
Michael P. Daly
President and Chief Executive Officer

CERTIFICATION

I, Wayne F. Patenaude, certify that:

1. I have reviewed this annual report on Form 10-K of Berkshire Hills Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

 b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

 c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a. all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

/s/ Wayne F. Patenaude
Wayne F. Patenaude
Senior Vice President, Chief
Financial Officer and Treasurer

Shareholder Information

Corporate Offices
Berkshire Hills Bancorp, Inc.
P.O. Box 1308
Pittsfield, MA 01202-1308

Stock Listing
Berkshire Hills Bancorp, Inc. is traded on the American Stock Exchange ("AMEX") under the symbol "BHL".

Annual Meeting
The annual meeting of shareholders will be held on May 1, 2003 at 10:00 a.m. Eastern Time, at the Crowne Plaza, One West Street, Pittsfield, Massachusetts.

Auditors
Wolf & Company, P.C.
1500 Main Street
Springfield, MA 01115

Outside Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, D.C. 20016

Transfer Agent and Registrar
Shareholders who wish to change the name, address, or ownership of stock, report lost stock certificates, inquire about the Dividend Reinvestment Plan, or consolidate stock accounts should contact:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-866-1340

Investor Information
Copies of the annual report, SEC filings, press releases, and other investor information are available on our Web site at www.berkshirebank.com or by contacting:

Investor Relations
Berkshire Hills Bancorp, Inc.
P.O. Box 1308
Pittsfield, MA 01202-1308
Email: rborotto@berkshirebank.com

Forward-Looking Statements
Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. Any statements contained herein regarding future performance or events are based on management's best estimates at this time and current information. The Company's ability to predict results or the actual effects of its plans and strategies are inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general regional and national economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government; changes in the quality or composition of the loan and investment portfolios; changes in regulations and regulatory policy; changes in deposit flows, competition, and demand for financial services and loan, deposit, and investment products in the Company's local markets; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing, and services. Specific factors that could cause future results to vary from current management expectations are detailed from time to time in the Company's SEC filings.

BERKSHIRE HILLS BANCORP™

24 North Street
P.O. Box 1308
Pittsfield, MA 01202-1308

www.berkshirebank.com